UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

“Prudential Relevance Report” Basel Accord Pillar III 2016

		3.8.2	Operational Risk definition	147
		3.8.3	Operational Risk Methodology	148
		3.8.4	Model based on 3 lines of defense	148
		3.8.5	Principles of BBVA’s Operational Risk management model	149
		3.8.5.1	Operational Risk admission process	151
		3.8.5.2	Operational Risk monitoring and management/mitigation tools	151
		3.8.5.2.1	Risk and Control Self-Assessment	151
		3.8.5.2.2	Operational Risk indicators	152
		3.8.5.2.3	Operational losses database	152
		3.8.5.2.4	Operational Risk scenarios	152
		3.8.5.3	Mitigation plans	152
		3.8.6	Methods used	153
		3.8.6.1	Description of the advanced measurement approaches	153
		3.8.7	The Group’s Operational Risk profile	155
		3.8.8	Main variations in the period	157
4	Leverage ratio			158

	4.1.	Leverage Ratio definition and composition		158

	4.2.	Trends in the ratio		159

	4.3.	Governance		160

5.	Information on remuneration			161

	5.1.	Information on the decision-making process for establishing the remuneration policy for the Identified Staff		161

	5.2.	Description of the different types of employees and executive officers included in the Identified Staff		165

	5.3.	Key features of the remuneration system		165

	5.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group		170

	5.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process		171

	5.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions		171

	5.7.	Ratios between the fixed and variable remuneration of the Identified Staff		172

	5.8.	Quantitative information on the remuneration of the Identified Staff		173

6.	Subsequent events			175

AnnexesSummary Table Annexes I to IV				177

	Annex I: Insurance companies with a stake of more than 10% that are not consolidated according to the solvency criterion			178

	Annex I Financial institutions with a stake of more than 10% that are not consolidated according to the solvency criterion			179

	Annex II: Other Companies that are consolidated according to accounting criteria but not according the solvency criterion			180

Glossary

ACRONYM	DESCRIPTION
AFS	Annual Financial Statements.

AIAF	Official Spanish secondary market for fixed-income trading.

ALCO	Assets and Liabilities Committee.

ALM	Asset-Liability Management: Mechanism for managing structural balance sheet risk for possible imbalances between assets and liabilities and for different types of factors (interest rate, exchange rate, liquidity, etc.).

AMA	Advanced method used by the entity for calculating the capital requirements, consolidated by operational risk.

AT1	Additional Tier 1 capital.

Basel III	Set of proposals for reforming banking regulation, published after December 16, 2010 and to be implemented gradually by 2019.

BBVA	Banco Bilbao Vizcaya Argentaria.

BINs	Loss carry forwards (Spanish acronym).

BIS	Bank for International Settlements

CBRT	Central Bank of Turkey.

CCF	Credit conversion factor.

CDOs	Collateralized Debt Obligations.

CDSI	Credit Default Swap Index.

CDVA	Value adjustment for the entity’s own contingent credit risk.

CET 1	Common Equity Tier 1

CIFH	Citic International Financial Holdings Limited.

CII	Collective Investment Institutions.

CLP	Chilean peso.

CNCB	China CITIC Bank Corporation.

CNMV	Spanish Securities and Exchange Commission (Spanish acronym).

CORM	Corporate Operational Risk Management.

COSO	Committee of Sponsoring Organizations of the Treadway Commission

Credit Bureau	Firm set up as a credit information company to integrate and provide information before a loan is granted. Its main aim is to record the credit history of individuals and companies that have obtained some form of credit, finance, loans or services.

CRO	Group Risk Director.

CRR / CRD IV	Solvency Standards (EU 575/2013 Regulations).

CRR LR	Capital Requirements Regulation Leverage Ratio.

CSA	Credit Support Annex: Annexes to collateral agreements.

CVA	Credit Valuation Adjustment: Value adjustment for the counterparty credit risk.

DBRS	Dominion Bond Rating Service.

DLGD	Downturn LGD: Loss given default in a period of stress in the cycle.

EAD	Exposure at default: Risk exposure at default.

EaR	Earning at Risk.

EBA	European Banking Authority

EC	European Commission.

ECAI/ ECA	External credit rating agencies.

ECB	European Central Bank.

EL	Expected loss.

EO	Original risk exposure (Spanish acronym).

ERC	Minimum level of protection required against unexpected future losses by the different types of risk.

EU	European Union.

EyP	Spain & Portugal (Spanish acronym).

FTD	First to default: Derivative whereby both parties negotiate protection against the first default by any of the entities that make up the basket.

GERPA	Global Economics, Regulations & Public Affairs.

GM	Global Market.

GMRA	Global Master Repurchase Agreement.

GMRU	Global Market Risk Unit.

GRM	Global Risk Management.

GRMC	Global Risk Management Committee.

GRPDR	Guidelines on Revised Pillar 3 Disclosures Requirements.

G-SIBs	Global systemically important banks.

HKD	Hong Kong Dollars.

HR	Human Resources.

IAA	Internal assessment approach.

IAS	International Accounting Standards.

IC&FR	Internal control & Fiduciary Risk.

ICMA	International Capital Market Association.

IFRS	International Financial Reporting Standards.

IRB	Internal Ratings-Based.

IRC	Internal Risk Charge.

IReNe	Net Customer Recommendation Index.

ISDA	International Swaps and Derivatives Association

I-SIIs	Other systemically important institutions.

IT	Information Technology.

ITS	Implementing Technical Standard.

LCR	Liquidity coverage ratio.

LDA	Loss Distribution Approach.

LDP	Low Default Portfolios: Low default portfolios.

LGD	Loss Given Default: Loss in the event of default: the ratio between the loss in an exposure due to default by the counterparty and the outstanding amount at the time of default.

LR	Leverage Ratio.

LRLGD	Long Run Default.

LSCD	Loan to Stable Customer Deposits: Loan-to-stable customer deposit ratio.

LTD	Loan to Deposits: Percentage of loans financed with deposits.

LtSCD	Loan to Stable Customer Deposits.

LTV	Loan to Value: The ratio between the amount lent and the value of the collateral.

MAFT	Master Agreement for Financial Transactions.

MDB	Multilateral Development Bank

MREL	Minimum requirement for own fund and eligible liabilities.

OECD	Organization for Economic Cooperation and Development.

OJEU	Official Journal of the European Union.

OR	Operational Risk.

ORM	Operational Risk Management.

ORX	Operational Risk Exchange.

OTC	Over-The-Counter.

P&L	Profit and Loss.

PAs	Public Authorities.

PD	Probability of Default.

PD-TTC	PD Through the Cycle: Probability of default over the course of the cycle.

PEN	Peruvian sol.

RC / BRC	Board Risk Committee.

RDL	Royal Decree-Law.

RPDR	Revised Pillar 3 Disclosure Requirements

RW	Risk Weight: Level of risk applied to exposures (%).

RWAs	Risk-Weighted Assets.

S&P	Standard & Poors

SFMC	Securitization Fund Management Company.

SFTs	Securities financing transactions.

SIRO	Internal operational risk database.

SIVs	Structured Investment Vehicle

SPE	Special purpose entities.

SREP	Supervisory Review and Evaluation Process.

ST	Short Term.

TIER I	Tier 1 Capital

TIER II	Tier 2 Capital

TLAC	Total loss absorbing capacity.

TLTRO	Targeted Longer-Term Refinancing Operations.

UGLs	Liquidity Management Units (Spanish acronym)

USD	US dollar.

VaR	Value at Risk.

Mapping between the sections of Pillar III and the Group’s Annual Consolidated Financial Statements

BLOCK	POINTS	AUDITED ANNUAL FINANCIAL	IPR (PILLAR III)
Introduction	Regulatory environment	Note 32	N/A

General informational requirements	Company name and differences in the consolidable group for the purposes of the solvency regulations and accounting criteria

	Corporate name and scope of application	Note 1.1	1.1.1

	Differences in the consolidable group for the purposes of the solvency regulations and accounting criteria	Note 1.2	1.1.2

	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	Note 32	1.1.3

	Main changes in the Group’s scope of consolidation in 2016	Note 3	1.1.4

	Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.	N/A	1.2

	Exemptions from capital requirements at the individual or sub-consolidated level	N/A	1.3

Capital resources	Characteristics of the eligible capital resources	Note 32	2.1

	Amount of eligible capital resources	Note 32	2.2

	Bank risk profile	Note 7	2.3

	A breakdown of minimum capital requirements by risk type	Note 32	2.4

	Procedures used in the internal capital adequacy assessment process	Note 32	2.5

Risks	General risk control and management model

	Governance and organization	Note 7.1	3.1.1

	Risk Appetite Framework	Note 7.1.2	3.1.2

	Decisions and processes	Note 7.1.3	3.1.3

	Evaluation, monitoring and reporting	Note 7.1.4	3.1.4

	Infrastructure	Note 7.1.5	3.1.5

	Risk culture	Note 7.1.6	3.1.6

	Credit and counterparty risk

	Scope and nature of the credit risk measurement and reporting systems	Note 7.3	3.2.1

	Definitions and accounting methodologies	Note_7.3.6 and	3.2.2

	Information on credit risks	Note 7.3.1	3.2.3

	Information on the standardized approach	N/A	3.2.4

	Information on the IRB method	N/A	3.2.5

	Information on counterparty risk	N/A	3.2.6

	Information on securitizations	Note 22.3	3.2.7

	Information on credit risk mitigation techniques	Note 7.3.2	3.2.8

	RWA density by geographical area	N/A	3.2.9

Risks	Market risk

	Scope and nature of the mark et risk measurement and reporting systems	Note 7.4	3.3.1

	Differences in the trading book for the purposes of applying the solvency regulations and accounting criteria	N/A	3.3.2

	Standardized approach	N/A	3.3.3

	Internal Models	N/A	3.3.4

	Structural risk in the equity portfolio

	Scope and nature of the structural risk in the equity portfolio measurement and reporting systems	Note 7.4.2	3.4.1

	Differentiation between portfolios held for sale and those held for strategic purposes	N/A	3.4.2

	Book value and exposure of equity investments and capital instruments contained in above portfolios	Note 16	3.4.3

	Risk-weighted assets of equity investments and capital instruments	N/A	3.4.4

	Profit and loss and adjustments for valuation of equity investments and capital instruments	N/A	3.4.5

	Structural exchange-rate risk

	Scope and nature of the exchange-rate risk measurement and reporting systems	Note 7.4.2	3.5.1

	Interest-rate risk

	Scope and nature of the interest-rate risk measurement and reporting systems	Note 7.4.2	3.6.1

	Nature of interest rate risk and key hypotheses	Note 7.4.2	3.6.2

	Variations in interest rates	Note 7.4.2	3.6.3

	Liquidity Risk

	Scope and nature of the liquidity risk measurement and reporting systems	Note 7.5.1	3.7.1

	Governance and monitoring	Note 7.5.1	3.7.2

	Liquidity and funding performance in 2016	Note 7.5.1	3.7.3

	Liquidity and funding prospects	N/A	3.7.4

	Assets committed in finance transactions	Note 7.5.2	3.7.5

	Operational risk

	Scope and nature of the operational risk measurement and reporting systems	Note 7.6	3.8.1

	Operational Risk definition	Note 7.6	3.8.2

	Operational Risk methodology	Note 7.6	3.8.3

	Model based on 3 lines of defense	Note 7.6	3.8.4

	Principles of BBVA’s Operational Risk management model	Note 7.6	3.8.5

	Methods used	Note 7.6	3.8.6

	The Group’s Operational Risk profile	Note 7.6	3.8.7

	Main variations in the period	N/A	3.8.8

Remuneration	Information on remuneration	Note 54

Subsequent events	Subsequent events	Note 56	N/A

Index of tables

TABLE No.	DESCRIPTION
Table 1	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Table 2	LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories

Table 3	LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements

Table 4	Breakdown of the credit risk amounts and counterparty by the items of the Public Balance Sheet by EO, EAD and RWAs

Table 5	Amount of capital

Table 6	Reconciliation of shareholders’ equity with regulatory capital

Table 7	EU OV1 - Capital requirements by risk type

Table 8	CR1 - Credit quality of financial assets

Table 9	Average value of the exposures throughout 2016 and 2015

Table 10	Distribution by geographical area of exposure to credit risk

Table 11	Distribution by geographical area of the account balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 12	Distribution by geographical area of the account balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 13	Distribution by sector of exposure to credit risk

TABLE No.	DESCRIPTION
Table 14	Distribution by sector of the account balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 15	Distribution by sector of the account balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 16	Distribution by residual maturity of exposure to credit risk

Table 17	Value adjustments for impairment losses and allowances for contingent risks and commitments

Table 18	Total impairment losses for the period

Table 19	CR2 - Changes in stock of defaulted and debt securities

Table 20	CR4 - Original Exposure to Credit Risk

Table 21	Standardized approach: Exposure values before the application of credit risk mitigation techniques

Table 22	EU CR5 - Standardized approach: Exposure values after the application of credit risk mitigation techniques

Table 23	Variations in the period in terms of RWAs under Credit Risk standardized approach

Table 24	Balance of risk provisions, by exposure category (standardized approach)

Table 25	Models authorized by the supervisor to be used on the calculation of capital requirements

Table 26	Master Scale of BBVA’s rating

Table 27	EU CR6 - Advanced method: Exposure values by category and PD range

Table 28	CR9 - Advanced Measurement Approach: Backtesting of probability of Default (PD) per portfolio

Table 29	EU CR8 - Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach

Table 30	Balance of risk provisions, by exposure category

Table 31	CR10 (1) - Specialized lending by risk weightings

Table 32	CR10 (2) - Equity exposures under Simple Risk-weight Method by risk weightings

Table 33	Counterparty credit risk. EAD derivatives by product and risk

Table 34	Assets and liabilities subject to contractual netting rights

TABLE No.	DESCRIPTION
Table 35	Positions subject to counterparty credit risk in terms of EO, EAD and RWAs

Table 36	Amounts of counterparty credit risk in the trading book

Table 37	Counterparty credit risk. Exposure in derivatives. Netting effect and collateral

Table 38	CCR1 - Analysis of exposure to counterparty credit risk by method

Table 39	EU-CCR3- Standard method for exposure to CCR by regulatory portfolio and risk weightings

Table 40	Variations in terms of RWAs for the counterparty credit risk standardized approach

Table 41	EU-CCR4- Relevant parameters in the calculation of the RWAs by the advanced Counterparty Credit Risk method)

Table 42	EU-CCR7 - Variations in terms of RWAs for the advanced measurement Counterparty Risk approach

Table 43	CCR5 - Composition of collateral for counterparty credit risk exposures

Table 44	CCR6 - Counterparty credit risk. Credit derivative transactions

Table 45	CCR2 - Credit risk. Capital requirement for credit valuation adjustment (CVA)

Table 46	Variations in terms of RWAs per CVA

Table 47	CCR8 - Exposures to central counterparties

Table 48	SEC1 - Securitization exposure in the banking book

Table 49	SEC4 - Exposure to securitization in the banking book and associated regulatory capital requirements (bank that acts as investor)

Table 50	Variations in terms of RWAs of investment and retained securitizations

Table 51	SEC3 - Exposure to securitization in the banking portfolio and associated regulatory capital requirements (bank that acts as originator or sponsor)

Table 52	Breakdown of securitized balances by type of asset

Table 53	Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

Table 54	Exposure covered with financial guarantees and other collateral calculated using the standardized and advanced approaches

TABLE No.	DESCRIPTION
Table 55	Exposure covered by personal guarantees. Standardized and advanced approach

Table 56	CR3 - Credit risk mitigation techniques in loans and debt securities

Table 57	Breakdown of RWAs density by geographical area and approach

Table 58	EU MR1 - Market risk calculated under the standardized approach

Table 59	MR3 - IMA values for trading portfolios

Table 60	Trading Book. VaR without smoothing by risk factors

Table 61	EU MR2 A - Trading Book. Market risk and regulatory capital

Table 62	EU MR2 B - RWA flow statement of market risk exposures under internal model approach

Table 63	Trading Book. Impact on earnings in Lehman scenario

Table 64	Trading Book. Stress resampling

Table 65	Breakdown of book value, EAD and RWAs of equity investments and capital instruments

Table 66	Exposure in equity investments and capital instruments

Table 67	Breakdown of RWAs, equity investments and capital instruments by applicable approach

Table 68	Variation in RWAs for Equity Risk

Table 69	Realized profit and loss from sales and settlements of equity investments and capital instruments

Table 70	Valuation adjustments for latent revaluation of equity investments and capital instruments

Table 71	Variations in interest rates. Impact on net interest income and economic value

Table 72	Loan-to-Stable Customer Deposits (LtSCD)

Table 73	Types and amounts of instruments included in the liquidity fund of the most significant units

TABLE No.	DESCRIPTION
Table 74	Liquidity inflows

Table 75	Liquidity outflows

Table 76	Maturity of Euro Balance Sheet wholesale issues by nature

Table 77	Maturity of Bancomer wholesale issues by nature

Table 78	Maturity of Compass wholesale issues by nature

Table 79	Maturity of Garanti wholesale issues by nature

Table 80	Maturity of South America wholesale issues by nature

Table 81	Encumbered assets or unencumbered

Table 82	Collateral received for encumbrance or available for encumbrance

Table 83	Encumbered assets/collateral assigned and associated liabilities

Table 84	Characteristics of the Operational Risk management model

Table 85	Regulatory capital for Operational Risk

Table 86	Variations in terms of Operational Risk RWAs

Table 87	Elements comprising the leverage ratio

Table 88	Composition of the Remuneration Committee

Table 89	Settlement and payment system for annual variable remuneration

Table 90	Remuneration of the Identified Staff in 2016

Table 91	Remuneration of the Identified Staff in 2016 from prior years

Table 92	Remuneration of the Identified Staff in 2016 by business activity

Table 93	Number of people with total remuneration in excess of €1 million in 2016

TABLE No.	DESCRIPTION
Annex I	Insurance companies with a stake of more than 10% that are not consolidated according to the solvency criterion

Annex I	Financial institutions with a stake of more than 10% that are not consolidated according to the solvency criterion

Annex II	Other Companies that are consolidated according to accounting criteria but not according the solvency criterion

Annex III	Other Companies that are not consolidated according to accounting and solvency criteria

Annex IV	Other Companies that are not consolidated according to accounting criteria but are consolidated according the solvency criterion

Annex V	Transitory own funds disclosure template

Annex VI	Capital instruments main features template

Annex VII	Leverage ratio disclosure template

EBA Implementing Technical Standards:

(*)	Commission Implementing Regulation (EU) No 1423/2013 of 20 December 2013 laying down implementing technical standards with regard
(**)	Final draft ITS amending ITS on LCR Reporting (EBA-ITS-2015-04) y Final Draft ITS amending ITS on LR Reporting (EBA-ITS-2015-03)

Index of charts

Chart No.	DESCRIPTION
Chart 1	Distribution of RWAs by risk type

Chart 2	BBVA Group’s Core Metrics

Chart 3	Scheme of BBVA Group Risk Appetite Framework

Chart 4	Distribution by geographical area of exposure to credit risk

Chart 5	Advanced Measurement Approach: EAD by obligor category

Chart 6	Advanced Measurement Approach: Average weighted PD by EAD

Chart 7	Advanced Measurement Approach: Average weighted DLGD by EAD

Chart 8	Advanced Measurement Approach: RWAs by obligor category

Chart 9	Comparative analysis of expected loss: Retail mortgages

Chart 10	Comparative analysis of expected loss: Consumer finance

Chart 11	Comparative analysis of expected loss: Credit cards

Chart 12	Comparative analysis of expected loss: Automobiles

Chart 13	Comparative analysis of expected loss: SMEs and Developers

Chart 14	Comparative analysis of expected loss: PD Companies and Developers

Chart 15	Comparative analysis of expected loss: Mexico Credit Cards

Chart 16	Comparative analysis of expected loss: Mexico Corporates

Chart 17	EAD for derivatives broken down by risk

Chart 18	Functions carried out in the securitization process and degree of involvement of the Group

Chart 19	MR4 - Trading Book. Trends in VaR without smoothing

Chart No.	DESCRIPTION
Chart 20	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting

Chart 21	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting

Chart 22	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting

Chart 23	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting

Chart 24	Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk

Chart 25	Operational risk management framework: Three lines of defense

Chart 26	Capital required per method

Chart 27	BBVA Group’s Operational Risk Profile

Chart 28	Operational Risk Profile by risk and country

Chart 29	Trends in the leverage ratio

Mapping of the Pillar III tables to the Basel templates

Template	DESCRIPTION	Pilar III section
LI1	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	1.1.3
LI2	Main sources of the differences between original exposure and the book balance	1.1.3
EU-0V1	Capital requirements by risk type (*)	2.4
CR4	Original exposure to credit risk	3.2.3.1
CR1	Credit quality of assets	3.2.3.1
CR2	Changes in stock of defaulted loans and debt securities	3.2.3.7
EU-CR5	Standardized approach: Exposure values before the application of credit risk mitigation techniques (*)	3.2.4.3
EU-CR8	Variations in the period in terms of RWAs for the Credit Risk standardized approach (*)	3.2.4.3
EU-CR6	Advanced Measurement Approach: Exposure values by category and PD interval (*)	3.2.5.2
CR9	Advanced Measurement Approach: Calculation of the Probability of Default (PD) by portfolio	3.2.5.2
CR10	Exposures assigned to each one of the risk weightings of the specialized lending exposures	3.2.5.4
CCR1	Analysis of exposure to counterparty credit risk by method	3.2.6.2
EU-CCR3	Standard method for exposure to CCR by regulatory portfolio and risk weightings (*)	3.2.6.2.1
EU-CCR4	Relevant parameters in the calculation of the RWAs by the advanced Counterparty Risk method (*)	3.2.6.2.2
EU-CCR7	Variations in terms of RWAs for the advanced measurement Counterparty Risk approach (*)	3.2.6.2.2
CCR5	Composition of collateral for counterparty risk exposures	3.2.6.2.3
CCR6	Counterparty risk. Transactions with credit derivatives used in intermediation activities	3.2.6.2.4
CCR2	Credit risk. Capital requirement for credit valuation adjustment (CVA)	3.2.6.3
CCR8	Exposures to central counterparty entities	3.2.6.4
SEC1	Amounts in terms of EAD of securitization positions in the investment portfolio	3.2.7.3
SEC4	Amounts in terms of EAD, RWAs and capital requirements of securitization positions in the investment portfolio	3.2.7.4
SEC3	Amounts in terms of EAD, RWAs and capital requirements of securitization positions in the trading portfolio	3.2.7.5.2
CR3	Credit risk mitigation techniques in loans and fixed-income	3.2.6.2.1
EU-MR1	Market risk calculated under the standardized approach (*)	3.3.3
MR3	VaR per model types	3.3.4.2.1
EU-MR2A	Trading Book. Market risk. Regulatory capital (*)	3.3.4.2.1
EU-MR2B	Main changes in the market RWAs, calculated using the method based on internal models (*)	3.3.4.2.1
MR4	Trading Book. Trends in VaR without smoothing	3.3.4.2.2

(*)	Standard templates adopted by the EBA in the document “Guidelines on Revised Pillar III Disclosures Requirements”

Executive Summary

Banco Bilbao Vizcaya Argentaria Group (the “Group” or “BBVA Group”) is a global financial services group founded in 1857, with a customer-centric vision. Present in 35 countries, it is a solid leader in Spain, and the biggest financial institution in Mexico; it has leading franchises in South America and the Sunbelt region of the United States; and is the largest shareholder in the Turkish bank Garanti.

The Group has a significant presence in traditional retail banking, wholesale banking, asset management and private banking. It also operates in the sectors of insurance, real estate, operating leases, and various others.

Its diversified business is biased on high-growth markets and it sees technology as a key sustainable competitive advantage.

Strategy

BBVA Group is immersed in a transformation process necessary to adapt to the new environment for the financial industry and preserve its leadership. Success in this new environment requires redefining the value proposition and adapting the universal banking business model to one that is more selective.

In this context, the goal of BBVA Group’s transformation strategy is to strengthen its relationship with its customers. This strategy is structured around a Purpose and six Strategic Priorities, which are the pillars buttressing not only the strategic plans across all the Group’s regions and areas but also the culture of the Organization as a whole.

In 2016 BBVA Group has made significant progress on its Transformation Journey: The Entity’s new strategy has been reinforced with particular focus on digitalization and customer experience, and the organizational structure has been simplified.

Our vision. A new environment for the financial industry

a) Digitalization

Digitalization is making an impact on the financial industry, as it can satisfy the new customer demands in a variety of ways.

Firstly, the advent of mobile devices has led to changes in the distribution model. They have become the main channel of contact.

In addition, new developments in technology (big data, artificial intelligence, Blockchain, the cloud, data processing, biometry, etc.) represent a major advance in customer experience.

New technologies foster the democratization of financial services: everyone will be able to gain access to better and more sophisticated services that were up to now only available for high-value segments.

Additionally, new, specialized players are entering the financial industry and successfully tackling parts of the value chain (payments, financing, asset management, insurance, etc.). Their disruptive proposals are primarily based on enhanced customer experience and greater specialization in certain products. These players include FinTech companies and large digital corporations (Google, Amazon, etc.), which are now competing with banks in the new environment.

To sum up, traditional banking has to respond by becoming more competitive and providing value-added solutions, with greater focus on customer experience and the development of its digital offering.

b) Shift in consumer behavior

Customers are asking for a new type of banking relationship and have begun demanding new services based on their new needs. We are faced with an environment in which consumers are permanently connected, accustomed to digital experiences and use multiple devices and applications. They also demand greater transparency and trust in their banking relationship, in addition to enhanced customization, accessibility and convenience in financial services in order to achieve their own goals in life.

Another aspect to be considered is the socio-demographic shift that is underway. The Millennial Generation is clearly digital and is becoming a new consumer segment requiring services. Digitalization is also reaching the adult population, and the middle classes in emerging countries are increasing their digital potential.

Our aspiration

In this context, the main objective of BBVA Group’s transformation strategy, is to strengthen the relationship with our customers. We want to help our customers make the best decisions (banking and non-banking) by offering an attractive experience (clear, simple, transparent, and based on fair conditions, prudence and integrity) and appropriate help and advice that cover all their financial needs.

We have taken great strides in 2016 to fulfill our Purpose: “To bring the age of opportunity to everyone.” We want to help our customers achieve their goals in life. We want to go beyond being a bank and become a vehicle for opportunities with a positive impact on the lives of people and on the business of companies.

Significant steps have also been taken to develop the Group’s six Strategic Priorities in line with our Purpose, and thus make headway in our transformation process.

For more information about the Group’s Strategic Priorities, please see the Management Report which is attached to BBVA Group’s Consolidated Financial Statements.

Highlights

In 2016 the year-on-year rates of variation in earnings have been impacted mainly by two factors: changes in the Group’s scope of consolidation in the second and third quarters of 2015 (Catalunya Banc - CX and Garanti, respectively); and the negative effect of the general depreciation in exchange rates against the euro (except for the dollar).

Taking into account the stake in Garanti in comparable terms (including it as if it had been incorporated by the global integration method since January 1, 2015), excluding the impact of corporate operations in 2015 and isolating for the exchange-rate impact, the earnings figures for 2016 continue the positive trend in more recurring revenues and moderation in operating expenses, with an improved efficiency ratio, thus strengthening its solvency position in the markets.

With respect to liquidity and funding, the Group’s target performance is measured through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable Customer Deposits (LtSCD) ratio. In 2016 BBVA Group has maintained LCR levels of over 100% and a LtSCD of 113% (weighted average).

Thus the LCR and LtSCD figures reflect that BBVA Group maintains a robust and diversified funding structure, clearly retail in nature, in which customer funds represent the main source of funding; and all the Liquidity Management Units (UGLs) formed by the parent and banking subsidiaries in each geographic area, in addition to the branches that depend on them, maintain levels of self-funding with stable customer funds above requirements.

The Group’s performance with respect to credit risk management has been very favorable, with non-performing loans and the NPL ratio continuing to decline.

As regards solvency, BBVA Group closed 2016 with capital levels above the minimum required both in phased-in (12.18%) and fully-loaded (10.90%) terms, and a phased-in leverage ratio of 6.70% (6.49% fully loaded). This continues to compare very favorably with the rest of its peer group, thanks once more to the Group’s recurring generation of earnings and efficient capital management and allocation, in line with its strategic objectives.

On the regulatory front, BBVA Group has published its prudential capital requirements applicable to the Entity following the Supervisory Review and Evaluation Process (SREP), which establishes that BBVA must maintain a phased-in core capital ratio of 7.625% at consolidated level and 7.25% at individual level, and a total phased-in capital ratio of 11.125% at consolidated level and 10.75% at individual level.

The following sections present details related to the Group’s solvency. The Management Report, which is attached to the BBVA Group Consolidated Financial Statements, presents the main indicators of the Group’s activity and profitability.

Introduction

Regulatory environment in 2016

Regulatory environment in 2016

Legislative Framework

As a Spanish credit institution, BBVA is subject to Directive 2013/36/EU of the European Parliament and of the Council dated June 26 2013 on access to the activity of credit institutions and investment firms (“Directive CRD IV”) amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC by means of which the EU began, as of January 1 2014, to implement the capital reforms agreed within the framework of Basel III, thus establishing a period of gradual implementation for certain requirements until January 1 2019. The major regulation governing the solvency of credit institutions is Regulation (EU) No 575/2013 of the European Parliament and of the Council dated June 26 2013 on prudential requirements for credit institutions and investment firms amending Regulation (EU) No 648/2012 (“CRR” and, jointly with Directive CRD IV and any other CRD IV implementation measure, “CRD IV”), which is complemented by several binding Regulatory Technical Standards that apply directly to EU member states, there being no need to implement national measures. Directive CRD IV was transposed to Spanish national law by means of Royal Decree-Law 14/2013 dated November 29 (“RD-L 14/2013”), Law 10/2014, Royal Decree 84/2015 dated February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014 dated January 31 and Circular 2/2016 dated February 2 (“Bank of Spain Circular 2/2016”).

In order to strike a balance between risk sensitivity, simplicity and comparability, the Basel Committee is reforming the Basel III framework. The main amendments are focused on internal models, the standard credit risk method, the market risk framework, operational risk and capital floors in the advanced measurement approach based on the standardized approach. This reform is expected to be completed in the coming months.

In Europe, on November 23, 2016 the European Commission published a new reform package amending both the prudential banking regime (CRR) and the resolution regime (Bank Recovery and Resolution Directive, “BRRD”). This revision includes the implementation of international standards in European legislation (regulation later than 2010 adopted by the Basel Committee and the total loss absorbing capacity “TLAC”), the final design of the Minimum Requirement for own funds and Eligible Liabilities (“MREL”) along with a package of technical improvements. At the same time, a proposal has also been put forward to harmonize the hierarchy of senior debt creditors within the European Union. Publication of this proposal is just the first step in the European legislative process.

As regards Pillar 3, in January 2015 the Basel Committee approved a revision of the framework (“Revised Pillar 3 Disclosure Requirements”, hereinafter, “RPDR”) In order for all European institutions to implement the Basel revision in such a way as to meet CRR requirements on this matter, on December 14 2016 the European Banking Authority (“EBA”) published its final guidelines on regulatory disclosure (“Guidelines on Revised Pillar 3 Disclosures Requirements”, hereinafter “GRPDR”). The implementation date for these guidelines is the close of the financial year 2017. However, it is recommended that global systemically important banks (“G-SIB”) should undertake a partial implementation at the close of the financial year 2016.

Following this recommendation, BBVA Group, committed to transparency and aiming to improve comparability between banks and information consistency, has decided to implement in the Prudential Relevance Report, the guidelines included in the RPDR.

Additionally, as of December 31, 2016, BBVA Group has adopted the GRPDR recommendation in which EBA modifies and/or supplements the Basel framework, adapting ten standard disclosure templates about credit risk, counterparty credit risk and market risk.

The index of charts and the index of tables contain the list of standard templates issued by Basel and EBA.

Capital Composition

The new regulations require institutions to have a higher and better quality capital level, increase capital deductions and review the requirements associated with certain assets. Unlike the previous framework, the minimum capital requirements are complemented with requirements for capital buffers and others relating to liquidity and leverage. Own funds under CRD IV mainly comprises of the elements described in section 2.1 herein.

The main features of the elements making up the capital requirements and risk-weighted assets are detailed in greater depth in section 2.4 of this document.

In this regard, article 92 of CRR establishes that credit institutions must maintain at all times, at both individual and consolidated level, a total capital ratio of 8% of their risk-weighted assets (commonly referred to as the Pillar 1 requirement). At least 6% of the total capital ratio must comprise Tier 1 capital, of which 4.5% must in any case comprise Common Equity Tier 1 (CET1), and the remaining 2% may be completed with Tier 2 capital instruments.

Notwithstanding the application of the Pillar 1 requirement, CRD IV contemplates the possibility that competent authorities may require that credit institutions maintain more shareholders’ equity than the requirements set out in the Pillar 1 requirements to cover risks other than those already covered by the Pillar 1 requirement (this power of the competent authority is commonly known as Pillar 2).

Furthermore, in accordance with CRD IV, credit institutions must comply with the “combined requirement of capital buffers” as of 2016. The “combined requirement of capital buffers” has incorporated five new capital buffers: (i) the capital conservation buffer, (ii) the buffer for global systemically important banks (the “G-SIB buffer”), (iii) the countercyclical capital buffer peculiar to each bank, (iv) the buffer for other systemically important financial institutions (the “D-SIB buffer”) and (v) the buffer against systemic risks. The “combined requirement of capital buffers” must be met with Common Equity Tier 1 capital (“CET1”) in addition to that which is provided to meet the minimum capital required by “Pillar 1”.

Both the capital conservation buffer as well as the EISM buffer (where appropriate) will apply to credit institutions as it establishes a percentage over 0%.

The buffer for global systemically important banks applies to those institutions on the list of global systemically important banks (“G-SIBs”), which is updated annually by the Financial Stability Board (“FSB”). Given that BBVA has been excluded from the list of global systemically important financial institutions in 2016, as of January 1, 2017, the G-SIB buffer will not apply to BBVA in 2017 (notwithstanding the possibility that the FSB or the supervisor may in the future include BBVA on that list).

The Bank of Spain has extensive discretionary powers as regards the countercyclical capital buffer peculiar to each bank, the buffer for other systemically important financial institutions (which are those institutions considered to be systemically important local financial institutions “D-SIB”) and the buffer against systemic risks (to prevent or avoid systemic or macroprudential risks). The European Central Bank (“ECB”) can issue recommendations in this respect pursuant to the entry into force on November 4 2014 of the Single Supervisory Mechanism (“SSM”).

In December 2015, the Bank of Spain agreed to set the countercyclical capital buffer that applies to credit exposures in Spain at 0% as of January 1 2016. These percentages will be reviewed every quarter, as the Bank of Spain has decided to keep the countercyclical capital buffer at 0% for the first quarter of 2017.

As far as BBVA is concerned, after the supervisory review and evaluation process (“SREP”) conducted in 2016, the ECB has required that BBVA, as of January 1 2017 maintain (i) a CET1 phased-in ratio of 7.625% at consolidated level and 7.25% at individual level; and (ii) a phased-in total capital adequacy ratio of 11.125% at consolidated level and 10.75% at individual level.

The ECB’s decision establishes that the total capital adequacy ratio of 11.125% at consolidated level includes: (i) the minimum CET1 ratio required by Pillar 1 (4.5%); (ii) the minimum Tier 1 additional capital adequacy ratio (“AT1”) level required by Pillar 1 (1.5%) (iii) the minimum Tier 2 ratio required by Pillar 1 (2%) (iv) the CET 1 ratio required by Pillar 2 (1.5%) (v) the capital conservation buffer (which is 1.25% in phased-in CET 1) and (vi) the D-SIB buffer (which is 0.375 in phased-in CET 1 terms and 0.75%).

BBVA maintains a fully loaded CET 1 ratio of 10.90% at consolidated level to December 31 2016, strengthening the Group’s capital position, with a phased-in ratio of 12.18%.

Leverage ratio

In order to provide the financial system with a metric that serves as a backstop to capital levels, irrespective of the credit risk, a measure complementing all the other capital indicators has been incorporated into Basel III and transposed to the Solvency Regulations. This measure, the leverage ratio, can be used to estimate the percentage of the assets financed with Tier 1 capital.

Although the book value of the assets used in this ratio is adjusted to reflect the bank’s current or potential leverage with a given balance-sheet position, the leverage ratio is intended to be an objective measure that may be reconciled with the financial statements.

1. General informational requirements

1.1. Company name and differences in the consolidated group for the purposes of the solvency regulations and accounting criteria

1.1.1.	Corporate name and scope of application

1.1.2.	Differences in the consolidated group for the purposes of the solvency regulations and accounting criteria

1.1.3.	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

1.1.4.	Main changes in the Group’s scope of consolidation in 2016

1.2.	Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

1.1. Company name and differences in the consolidated group for the purposes of the solvency regulations and accounting criteria

1.1.1.	Corporate name and scope of application

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao) and on its corporate website (www.bbva.com).

The Solvency Regulations are applicable at the consolidated level for the whole Group.

1.1.2.	Differences in the consolidated group for the purposes of the solvency regulations and accounting criteria

BBVA Group’s Consolidated Financial Statements are presented in accordance with the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) in effect as of December 31 2016, taking into consideration Bank of Spain Circular 4/2004, dated December 22, and its successive amendments, and other provisions of the regulatory financial reporting framework applicable to the Group in Spain.

The BBVA Group Annual Consolidated Financial Statements for 2016 are posted according to the models included in Circular 5/2015 of the Spanish Securities and Investment Board, with the aim of adapting the content of public financial information of credit institutions to the terminology and formats of financial statements established as mandatory by the European Union for credit institutions.

On the basis of accounting criteria, companies are considered to form part of a consolidated group when the controlling institution holds or can hold, directly or indirectly, control of them. An institution is understood to control another entity when it is exposed, or is entitled to variable returns as a result of its involvement in the investee and has the capacity to influence those returns through the power it exercises on the investee. For such control to exist, the following aspects must be fulfilled:

a) Power: An investor has power over an investee when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the investee.

b) Returns: An investor is exposed, or is entitled to variable returns as a result of its involvement in the investee when the returns obtained by the investor for such involvement may vary based on the economic performance of the investee. Investor returns may be positive only, negative only or both positive and negative.

c) Relationship between power and returns: An investor has control over an investee if the investor not only has power over the investee and is exposed, or is entitled to variable returns for its involvement in the investee, but also has the capacity to use its power to influence the returns it obtains due to its involvement in the investee.

Therefore, in drawing up the Group’s consolidated Financial Statements, all dependent companies and consolidated structured entities have been consolidated by applying the full consolidation method.

Associates as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.

The list of all the companies of BBVA Group is included in the appendices to the Group’s Annual Consolidated Financial Statements.

For purposes of the solvency regulation, the consolidated group comprises the following subsidiaries:

•	Credit institutions.

•	Investment services companies.

•	Open-end funds.

•	Companies managing mutual funds, together with companies managing pension funds, whose sole purpose is the administration and management of the aforementioned funds.

•	Companies managing mortgage securitization funds and asset securitization funds.

•	Venture capital companies and venture capital fund managers.

•	Institutions whose main activity is holding shares or investments, unless they are mixed-portfolio financial corporations supervised at the financial conglomerate level.

Likewise, the special-purpose entities whose main activity implies an extension of the business of any of the institutions included in the consolidation, or includes the rendering of back-office services to these, will also form part of the consolidated group.

However, according to the solvency regulation, insurance entities and some service firms do not form part of consolidated groups of credit institutions.

Therefore, for the purposes of solvency requirements, and hence the drawing up of this Information of Prudential Relevance, the scope of consolidated entities is different from the scope defined for the purposes of drawing up the Group’s Consolidated Financial Statements.

The effect of the difference between the two regulations is basically due to:

•	The difference between the balance contributed by entities (largely insurance, real-estate and financial companies) that are consolidated in the Group’s Annual Consolidated Financial Statements by the full consolidation method and consolidated for the purposes of solvency by applying the equity method. The details of these companies are available in Annexes I and II to this Document; the balance is mainly composed of the companies BBVA Seguros and Pensiones Bancomer.

•	The entry of the balance from institutions (mainly financial) that are not consolidated at the accounting level but for purposes of solvency (by the proportional integration method). Details of these companies can be found in Annex IV to this Document.

1.1.3.	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

As explained in Note 32 of the Group’s Annual Consolidated Financial Statements, this section includes an exercise in transparency aimed at offering a clear view of the process of reconciliation between the account balances reported in the Public Balance Sheet (attached to the Group’s Annual Consolidated Financial Statements) and the account balances as per this report (regulatory scope), revealing the main differences between both scopes.

TABLE 1: Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

12/31/2016 (Millions of euros)
Public Balance Sheet Headings	Public Balance Sheet	Insurance companies and real-estate finance companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash and balances with central banks and other demand deposits	40,039	—	59	40,098
Financial assets held for trading	74,950	(1,117)	2,509	76,342
Other financial assets designated at fair value through profit or loss	2,062	(2,058)	—	4
Available for sale financial assets	79,221	(20,608)	25	58,638
Loans and receivables	465,977	(1,298)	2,010	466,689
Held-to-maturity investments	17,696	—	—	17,696
Hedging derivatives	2,833	(124)	—	2,709
Fair value changes of the hedged items in portfolio hedges of interest rate risk	17	—	—	17
Investments in entities accounted for using the equity method	765	3,716	(103)	4,378
Non-current assets held for sale	3,603	(14)	(29)	3,560
Other	44,693	(2,862)	2,622	44,453

Total Assets	731,856	(24,365)	7,093	714,584

(1)	Balances corresponding to the companies not consolidated for solvency purposes but for accounting purposes
(2)	Corresponds to other consolidated adjustments

Furthermore, and in line with the RPDR, the following table shows the risks to which each one of the items in the regulatory balance sheet is exposed:

TABLE 2: LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories

			Carrying values of items:
12/31/2016 (Millions of euros)	Carrying values as reported in published financial statements	Carrying Values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitization framework	Subject to the market risk framework	Not subject to captial requirements or subject to deduction from capital
Assets
Cash, cash balances at central banks and other demand deposits	40,039	40,098	40,098	—	—	—	—
Financial assets held for trading	74,950	76,342	7,293	45,461	—	23,588	—
Financial assets designated at fair value through profit or loss	2,062	4	4	—	—	—	—
Available-for-sale assets	79,221	58,638	52,215	—	5,642	27	754
Loans and receivables	465,977	466,689	428,167	22,681	639	—	15,202
Held-to-maturity investments	17,696	17,696	17,493	—	203	—	—
Hedging derivatives	2,833	2,709	—	2,709	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	17	17	—	—	—	—	17
Investments in subsidiaries, joint ventures and associates	765	4,378	4,201	—	—	—	177
Insurance or reinsurance assets	447	2,426	—	—	—	—	2,426
Tangible assets	8,941	8,235	8,235	—	—	—	—
Intangible assets	9,786	9,599	—	—	—	—	9,599
Tax assets	18,245	17,245	9,436	—	—	—	7,809
Other assets	7,274	6,948	6,401	—	—	—	547
Non-current assets and disposal groups held for sale	3,603	3,560	3,560	—	—	—	—

Total assets	731,856	714,584	577,103	70,851	6,484	23,615	36,531

Liabilities
Financial liabilities held for trading	54,675	55,742	—	—	—	—	55,742
Financial liabilities designated at fair value through profit or loss	2,338	—	—	—	—	—	—
Financial liabilities at amortized cost	589,210	584,715	—	46,330	—	—	538,385
Hedging derivatives	2,347	2,253	—	—	—	—	2,253
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—	—	—	—	—
Liabilities under insurance contracts	9,139	—	—	—	—	—	—
Provisions	9,071	8,407	950	—	—	—	7,457
Tax liabilities	4,668	3,305	—	—	—	—	3,305
Equity refundable on demand	—	—	—	—	—	—	—
Other liabilities	4,979	4,855	—	—	—	—	4,855
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—

Total Liabilities	676,427	659,277	950	46,330	—	—	611,997

The table below summarizes the main sources of the differences between the amount of exposure in regulatory terms and the carrying values according to the Financial Statements. Following the instructions for template LI2 of the RPDR document, the amount of credit risk exposure by the standardized approach is presented net of provisions and value adjustments, while the credit risk exposures by the advanced approach are presented net of CCF and CRM:

TABLE 3: LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements

	12/31/2016 (Millions of euros)	Items subject to:
		Total	Credit risk framework	Securitization framework	Counterparty credit risk framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	678,053	577,103	6,484	70,851	23,615

2	Liabilities carrying value amount under regulatory scope of consolidation (as per template LI1 )	47,280	950	—	46,330	—

3	Total net amount under regulatory scope of consolidation	48,876	99,216	(443)	(26,282)	(23,615)

4	Amount of off-balance-sheet losses (risks and contingent commitments)	167,413	167,413	—	—	—
5	Counterparty risk in derivatives (includes the add-on)	15,629	—	—	15,629	—
6	Differences due to netting standards (netting, long/short positions)	(62,739)	—	—	(39,124)	(23,615)
7	Non-eligibility of the balances corresponding to accounting hedges (derivatives)	(2,726)	(17)	—	(2,709)	—
8	Non-eligibility of the balances corresponding to accounting hedges (adjustments for micro-hedging/portfolio hedges)	(1,406)	(1,406)	—	—	—
9	Non-eligibility of other financial assets (mainly balances of guarantees provided in cash)	(5,079)	(5,079)	—	—	—
10	Non-eligibility of accounts without loan book risk (premiums, transaction costs)	(524)	(524)	—	—	—
11	Non-eligibility of underlying assets of securitizations	(412)	—	(412)	—	—
12	Accounting Provisions(1)	7,994	7,994	—	—	—
13	Corresponding amount of credit risk mitigation techniques (CRM) (2)	(21,447)	(21,369)	—	(78)	—
14	Corresponding amount of credit conversion factors (CCF) (3)	(47,796)	(47,796)	—	—	—
15	Other (4)	(31)	—	(31)	—	—

16	Exposure amounts considered for regulatory purposes	774,209	677,269	6,041	90,899	—

(1)	Includes provisions for exposures to credit risk via advanced method. The provisions of the credit risk exposures via standard method amounting to 9,130 million euros are not included.
(2)	Corresponds to the amount of guarantees used as mitigation techniques with substitution effects on exposure to credit risk via advanced method
(3)	Corresponds to the amount of CCF adjustments of credit risk via advanced method
(4)	It includes, among other accrual account assets, as well as other risk-free accounts

The following table breaks down the credit risk and counterparty credit risk amounts by items as per the Public Balance Sheet by EO, EAD and RWAs, which are the risk concepts on which this Document is based.

TABLE 4: Breakdown of the credit risk amounts and counterparty by the items of the Public Balance Sheet by EO, EAD and RWAs

(Millions of euros)
12/31/2016	Credit Risk (4)
Public Balance Sheet Headings	OE (1)	EAD (2)	APRs (3)
Cash, cash balances at central banks and other demand deposits	40,098	40,098	5,125
Financial assets held for trading	35,198	29,059	8,240
Financial assets designated at fair value through profit or loss	3	3	7
Available-for-sale assets	57,852	55,604	15,044
Loans and receivables	661,270	553,397	263,716
Investments in subsidiaries, joint ventures and associates	4,223	4,223	9,753
Tangible assets	8,234	8,234	8,038
Tax assets	9,436	9,436	17,019
Other assets	6,403	6,403	5,056
Non-current assets and disposal groups held for sale	3,549	3,549	3,464
Assets sold under a purchase agreement	26,315	26,169	382

Total Assets + Liabilities	852,581	736,176	335,844

(1)	OE: Original Exposure
(2)	EAD: OE net of provisions, adjustments and other exposures with no risk-weight
(3)	RWAs: EAD after taking into account risk-weights
(4)	Excluding funds for ECC defaults

1.1.4.	Main changes in the Group’s scope of consolidation in 2016

As detailed in Note 3 of the BBVA Group’s Annual Consolidated Financial Statements, at the Bank’s Board of Directors meeting held on March 31 2016, the Group agreed to begin the process of integrating the companies BBVA, S.A., Catalunya Banc, S.A., Banco Depositario BBVA, S.A. and Unoe Bank, S.A., the first of which is the absorbing company.

This operation is part of a corporate reorganization process involving its banking subsidiaries in Spain and was completed in 2016. In the consolidated financial statements, the aforementioned merger operations have no impact on either accounting or solvency levels.

1.2.	Identification of dependent entities with capital resources below the minimum required. Possible restrictions for transferring capital.

There is no institution in the Group not included in the consolidated Group for the purpose of the solvency regulations whose capital is below the regulatory minimum requirement.

The Group operates in Spain, Mexico, the United States and 30 other countries, largely in Europe and Latin America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies.

The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds to the parent company via dividends or other means.

In some jurisdictions in which the Group operates, the regulations lay down that dividends may only be paid with the funds available by regulation for this purpose.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

In accordance with the exemption from capital requirements compliance for Spanish credit institutions belonging to a consolidated group (at individual or subconsolidated level) established in the CRR, the Group obtained exemption from the supervisor on December 30, 2009 for the following companies (this exemption was ratified through ECB decision 1024/2013):

•	Banco Industrial de Bilbao, S.A.

•	Banco de Promoción de Negocios, S.A.

•	Banco Occidental, S.A.

On February 10, 2017 the European Central Bank accepted the withdrawal of the authorization as a credit institution submitted by Banco de Promoción de Negocios, S.A. which thus was no longer a credit institution regulated by the solvency regulations.

2. Eligible capital

2.1. Characteristics of the eligible capital

2.2. Amount of capital

2.3. Risk profile

2.4. Breakdown of minimum capital requirements by risk type

2.5. Procedure employed in the internal capital adequacy assessment process

2.1. Characteristics of the eligible capital

Considered for the purpose of calculating the minimum capital requirements, under the solvency regulations, are the elements and instruments corresponding to Tier 1 capital, which is defined as the sum of Common Equity Tier 1 capital (CET1) and additional Tier 1 capital (AT1) as defined in Part Two, Title I, Chapters I to III of the CRR, as well as their corresponding deductions, in accordance with articles 36 and 56, respectively.

Also considered are the elements of Tier 2 capital defined in Part Two of Chapter IV, section I of the CRR, and the deductions to be those defined as such in section II of the same Chapter.

In line with the stipulations of the solvency regulation, the level of Common Equity Tier 1 capital essentially comprises the following elements:

a)	Capital and share premium: this includes the elements described in article 26 section 1, articles 27, 28 and 29 of the CRR and the EBA list referred to in article 26 section 3 of the CRR.

b)	Accumulated gains: in accordance with article 26, section 1, letter c), the gains that may be used immediately and with no restriction to hedge any risks or losses are included (mainly reserves, including the reserves of the consolidated companies).

c)	Other accumulated income and other reserves: the exchange-rate variations, the valuation adjustments associated with the available-for-sale portfolio and the balance of the equity account that contains remuneration based on capital instruments will be classified mainly under this item.

d)	Minority shareholdings: includes the sum of the Common Equity Tier 1 capital balances of a subsidiary that arise in the process of its global consolidation and are attributable to natural or legal persons other than those included within the scope of prudential consolidation.

e)	Temporary benefits: the net income referring to the perimeter of credit institutions, deducting the amount corresponding to interim and final dividend payments, is included, as set out in article 26, section 2 of the CRR.

Capital is, moreover, adjusted mainly through the following deductions:

f)	Additional value adjustments: the adjustments originated by the prudent valuation of the positions at fair value are included, as set out in article 105 of the CRR.

g)	Intangible assets: these are included net of the corresponding liabilities for taxes, as set out in article 36, section 1, letter b) and article 37 of the CRR.

h)	Deferred tax assets: these are assets for deferred taxes that depend on future returns, excluding those deriving from temporary differences (net of the corresponding liabilities for taxes when the conditions established in article 38, section 3 of the CRR are met), as per article 36, section 1, letter c) and article 38 of the CRR.

i)	Expected losses in equity instruments: the losses arising from the calculation of risk-weighted exposures through the method based on internal ratings are included, as set out in article 36, section 1, letter d) of the CRR.

j)	Profit or losses for liabilities valued at fair value: those derived from changes in credit quality, in accordance with article 33, letter b) of the CRR (DVA).

k)	Direct and indirect holdings of own instruments (treasury stock): the shares and other securities booked as own funds that are held by any of the Group’s consolidated entities are considered, together with those held by non-consolidated entities belonging to the economic Group, as set out in article 33, section 1, letter f) and article 42 of the CRR.

l)	Securitization: securitizations that receive a risk weighting of 1.250% are included, as set out in article 36, section 1, letter k), subsection ii) of the CRR.

m)	Temporary adjustments of Common Equity Tier 1 capital: this includes unrealized profit and losses valued at fair value, as set out in article 467 and 468 of the CRR.

n)	Qualifying deductions of Common Equity Tier 1 capital: this includes the deductions that exceed the additional Tier 1 capital, as described in article 36, section 1, letter b) of the CRR.

The application of some of the above deductions (mainly intangible assets and LCFs) shall be carried out gradually over a transition period of 5 years starting in 2014 (phased in), as set out in the current regulation.

Other deductions that may be applicable could comprise significant stakes in financial institutions and assets for deferred taxes arising from temporary differences that exceed the 10% limit of the CET1, and the deduction for exceeding the overall 17.65% limit of the CET1 according to article 48, section 2 of the CRR.

In addition, the Group includes as total eligible capital the additional Tier 1 capital instruments defined in article 51, 85 and 484 of the CRR, including the corresponding adjustments, in accordance with article 472 of the CRR:

o)	Equity instruments and issue premiums classified as liabilities: this heading includes the perpetual contingent convertible securities that meet the conditions set out in article 52, section 1 of the CRR.

p)	Elements referred to in article 484, section 4 of the CRR: this section includes the preferred securities issued by the Group.

q)	Temporary adjustments of additional Tier 1 capital: this includes the adjustments considered in article 472 of the CRR as measures established for gradual adoption of the new capital ratios.

Finally, the entity also includes additional capital as total eligible Tier 2 capital. Combined with what is indicated in Article 87 of the CRR, it is made up of the following elements:

r)	Subordinated debt received by the Group: understood as the funding that, for credit seniority purposes, comes behind all the common creditors. The issues, moreover, have to fulfill a number of conditions which are laid out in article 63 of the CRR.

s)	Instruments and elements issued or considered acceptable as capital before December 31, 2011: Tier 2 capital includes the subordinated debt received by the Group that does not meet the conditions set out in article 63 of the CRR, but is acceptable in the transitional regulatory capital under article 484 of the CRR.

t)	Qualifying capital instruments included in the consolidated Tier 2 capital, issued by affiliates and held by third parties: these instruments are included as set out in articles 87 and 88 of the CRR.

u)	Surplus resulting between value adjustments for asset impairment plus allowances for losses calculated as per the IRB method on the expected losses: a calculation is made of the surplus resulting between the allowances for impairment losses on assets and provisions for risks related to exposures calculated as per the IRB Method and expected losses corresponding to them, for the part that is below 0.6% of the risk-weighted exposures calculated according to this method.

Annex VI to this Report presents the Group’s issues of perpetual contingent convertible securities and issues of preference shares, which as explained above, form part of additional Tier 1 capital.

This annex also details the Group’s issues of subordinated debt as of December 31, 2016, calculated as Tier 2 capital.

2.2. Amount of capital

The table below shows the amount of total eligible capital, net of deductions, for the different items making up the capital base as of December 31, 2016 and December 31, 2015, in accordance with the disclosure requirements for information relating to temporary capital set out by Implementing Regulation (EU) No. 1423/2013 of the Commission dated December 20, 2013:

TABLE 5: Amount of capital

(Millions of euros) Eligible capital resources	12/31/2016	13/31/2015
a) Capital and share premium	27,210	27,112
b) Retained earnings	23,688	22,588
c) Other accumulated earnings (and reserves)	(5,760)	(3,470)
d) Minority interests	6,969	7,143
e) Net attrib. profit and interim and final Group dividends	2,232	1,456
Ordinary Tier 1 Capital before other reglamentary adjustments	54,339	54,829
f) Additional value adjustments	(250)	(195)
g) Intangible assets	(5,675)	(3,901)
h) Deferred tax assets	(453)	(75)
i) Expected losses in equity	(16)	(31)
j) Profit or losses on liabilities measured at fair value	(202)	(136)
k) Direct and indirect holdings of own instruments	(181)	(511)
l) Securitizations tranches at 1250%	(62)	(89)
m) Temporary CET1 adjustments	(129)	(788)
n) Admisible CET1 deductions	—	(549)

Total Common Equity Tier 1 regulatory adjustments	(6,969)	(6,275)

Common Equity Tier 1 (CET1)	47,370	48,554
o) Equity instruments and share premium classified as liabilities	5,806	4,439
p) Items referred in Article 484 (4) of the CRR	691	862
Additional Tier 1 before reglamentary adjustments	6,497	5,302
q) Temporary adjustments Tier 1	(3,783)	(5,302)

Total reglamentary adjustments of Additional Tier 1	(3,783)	(5,302)

Additional Tier 1 (AT1)	2,713	—
Tier 1 (Common Equity Tier 1+Additional Tier 1)	50,083	48,554
r) Equity instruments and share premium	1,935	2,006
s) Amount of the admissible items, pursuant to Article 484	421	429
t) Admissible shareholders’ funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties	5,915	5,716
-Of which: instruments issued by subsidiaries subject to ex-subsidiary stage	350	(99)
u) Credit risk adjustments	538	3,496
Tier 2 before reglamentary adjustments	8,810	11,646
Tier 2 reglamentary adjustments	—	—
Tier 2	8,810	11,646

Total Capital (Total capital = Tier 1 + Tier 2)	58,893	60,200

Total RWA’s	388,951	401,285

CET 1 (phased-in)	12.18%	12.10%
CET 1 (fully-loaded)	10.90%	10.34%
Tier 1 (phased-in)	12.88%	12.10%
Tier 1 (fully-loaded)	12.46%	11.61%
Total Capital (phased-in)	15.14%	15.00%
Total Capital (fully-loaded)	14.71%	14.39%

The variations in the Common Equity Tier 1 (CET1) in the above table are mainly explained by the generation of capital, net of dividends paid and remunerations; and the efficient management and allocation of capital in line with the strategic objectives of the Group.

Additionally, there is a negative effect on the minority interests and deductions due to the regulatory phase-in calendar of 60% in 2016 compared with 40% in 2015.

During 2016, the Group has completed the additional Tier 1 capital recommended by the solvency regulation (1.5% of the risk-weighted assets), with the issuance of perpetual securities eventually convertible into shares, classified as additional Tier 1 equity instruments (contingent convertible) under the solvency rules and contributing to the ratio of Tier 1 stood at 12.88%.

As regards to Tier 2 capital, the reduction over the previous year is due to the fact that as of December 31, 2016 credit risk adjustment in the part related to standard credit risk models is no longer included as Tier 2.

Finally, the total capital ratio stands at 15.14% reflecting the effects explained above.

Annex V to this document shows the main features of the capital instruments with the aim of reflecting, with the level of detail required by regulations, the characteristics of an entity’s capital instruments, in accordance with Implementing Regulation (EU) No. 1423/2013 of the Commission dated December 20, 2013.

The process followed is shown below, according to the recommendations issued by the EBA. Based on the shareholders’ equity reported in the Group’s Annual Consolidated Financial Statements and by applying the deductions and adjustments shown in the table below, the regulatory capital figure eligible for solvency purposes is arrived at:

TABLE 6: Reconciliation of shareholders ‘equity with regulatory capital

(Millions of euros) Elegible capital resources	12/31/2016	12/31/2015
Capital	3,218	3,120
Share premium	23,992	23,992
Retained earnings, revaluation reserves and other reserves	23,641	22,512
Other equity instruments (net)	54	35
Treasury shares	(48)	(309)
Attributable to the parent company	3,475	2,642
Attributed dividend	(1,510)	(1,352)

Total Equity	52,821	50,640

Accumulated other comprehensive income	(5,458)	(3,349)
Non-controlling interests	8,064	8,149

Shareholders´ equity	55,428	55,440

Intangible assets	(5,675)	(3,901)
Fin. treasury shares	(82)	(95)
Indirect treasury shares	(51)	(415)

Deductions	(5,808)	(4,411)

Temporary CET 1 adjustments	(129)	(788)
Capital gains from the Available-for-sale debt instruments portfolio	(402)	(796)
Capital gains from the Available-for-sale equity portfolio	273	8
Differences from solvency and accounting level	(120)	(40)

Equity not eligible at solvency level	(249)	(828)

Other adjustments and deductions	(2,001)	(1,647)

Common Equity Tier 1 (CET 1)	47,370	48,554

Additional Tier 1 before Regulatory Adjustments	6,114	5,302

Total Regulatory Adjustments of Aditional Tier 1	(3,401)	(5,302)

Tier 1	50,083	48,554

Tier 2	8,810	11,646

Total Capital (Tier 1 + Tier 2)	58,893	60,200

Total Minimum capital requirements	37,923	38,125

2.3. Risk profile

BBVA Group has a General Risk Management and control model (hereinafter, the “Model”) tailored to its business model, organization and the geographical areas in which it operates, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the Bank’s governing bodies and adapt to a changing economic and regulatory environment, addressing management globally and adapted to the circumstances at any particular time. The Model establishes a system of risk management that is adapted to the entity’s risk profile and strategy.

The risks inherent in the business that make up the risk profile of BBVA Group are as follows:

•	Credit risk: credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes counterparty credit risk, issuer credit risk, liquidation risk and country risk.

•	Counterparty credit risk: counterparty credit risk originates in the possibility of losses derived from positions in derivatives and repos.

•	Credit valuation adjustment (CVA) risk: its aim is to reflect the impact on the fair value of the counterparty’s credit risk.

•	Market risk: market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

•	Operational risk: operational risk is defined as the one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

•	Structural risks: these are divided into structural interest-rate risk (movements in interest rates that cause alterations in an entity’s net interest income and book value) and structural exchange-rate risk (exposure to variations in exchange rates originated in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency to that of the investment).

•	Liquidity risk: risk of an entity having difficulties in duly meeting its payment commitments, and where it does not have to resort to funding under burdensome terms which may harm the bank’s image or reputation.

The chart below shows the total risk-weighted assets broken down by type of risk (where the credit risk encompasses the counterparty credit risk) as of December 31 2016 and December 31 2015:

CHART 1: Distribution of RWAs by risk type

2.4. Breakdown of minimum capital requirements by risk type

In accordance with article 92 of the CRR, the entities must at all times comply with the following capital requirements:

a)	Common Equity Tier 1 ratio of 4.5%, obtained as the Common Equity Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.

b)	Tier 1 capital ratio of 6%, obtained as the Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.

c)	Total capital ratio of 8%, obtained as the capital expressed as a percentage on the total amount of risk-weighted assets.

Regardless of article 92 of the CRR, after the Supervisory Review and Evaluation Process (SREP), as of December 31, 2016 the minimum Common Equity Tier 1 ratio should be 9.75%. As of December 31, 2016 the Group has a phased-in CET1 ratio of 12.18%, which is above the regulatory requirement.

The total amount of capital requirements is made up mainly of the following items:

•	Credit and dilution risk

Risk-weighted exposures for credit and dilution risk, excluding the amount of risk-weighted exposures for the trading book. When calculating the risk-weighted exposures, the credit institutions may apply the standard method or the method based on internal ratings, when allowed by the competent authorities.

•	Counterparty credit risk

Counterparty credit risk-weighted exposures corresponding to security financing transactions (SFTs) and derivative operations (section 3.2.6. of the present Document).

•	Market risk

It arises mainly in the trading book and includes capital requirements determined with respect to the debt and equity instrument position risk, the exchange-rate risk and the commodity risk.

•	Exchange-rate risk

The capital requirements determined with respect to the exchange-rate risk, the liquidation risk and the commodity risk

•	Credit valuation adjustment risk

The capital requirements determined with respect to the credit valuation adjustment risk resulting from OTC derivative instruments that are not credit derivatives recognized for the purpose of reducing the amount of credit risk-weighted exposures.

•	Operational risk

The capital requirements determined in accordance with title III of the CRR with respect to operational risk.

In addition, as stated in the introductory section of the present Document, Basel III, unlike the previous framework, introduces capital buffers as a complement to the minimum capital requirements. A transition period ending in 2019 has been established to facilitate the adaptation of financial institutions to the minimum capital requirements.

The third part of the CRR sets out the capital requirements, in accordance with the new Basel III framework, as well the techniques for calculating the different minimum regulatory capital ratios.

Below the total for capital requirements is shown, broken down by type of risk as of December 31, 2016 and December 31, 2015. The positions in securitization (standardized and advanced measurement approaches), equity and the counterparty credit risk are broken down separately.

TABLE 7: EU OV1 - Capital requirements by risk type

	RWA (1)		Minimum Capital Requirements (2) (3)
(Millions of euros)	12/31/2016	12/31/2015 (4)	12/31/2016
Credit Risk (excluding CCR)	309,046	320,147	24,724

Of which the standardized approach (5)	215,908	218,072	17,273
Of which the foundation IRB (FIRB) approach	—	656	—
Of which the advanced IRB (AIRB) approach	89,589	97,913	7,167
Of which equity IRB under the simple risk-weighted approach or the IMA (6)	3,548	3,507	284

CCR	11,888	14,398	951

Of which mark to market	9,473	10,053	758
Of which original exposure	—	—	—
Of which the standardized approach	—	—	—
Of which the Internal model method (IMM)	—	—	—
Of which risk exposure amount for contributions to the default fund of a CCP	93	511	7
Of which CVA	2,321	3,833	186

Settlement Risk	—	—	—

Securitization exposures in the banking book (after the cap)	1,477	1,395	118

Of which IRB approach	332	346	27
Of which IRB supervisory formula approach (SFA)	1,144	1,049	92
Of which internal assessment approach (IAA)	—	—	—
Of which standardized approach	—	—	—

Market Risk	16,370	16,159	1,310

Of which the standardized approach	7,112	6,804	569
Of which IMA	9,258	9,355	741

Operational Risk	34,323	33,291	2,746

Of which basic indicator approach	6,444	6,457	516
Of which standardized approach	10,781	11,384	863
Of which advanced measurement approach	17,098	15,450	1,368

Amounts below the thresholds for deduction (subject to 250% risk weight)	15,848	15,896	1,268

Floor Adjustment	—	—	—

TOTAL	388,951	401,285	31,116

(1)	Risk-weighted assets according to the transitional period (phased-in).
(2)	Multiplied by 8% of RWAs.
(3)	Under CET 1 requirements (9.75%) after the supervisory evaluation process (SREP), the requirements amount to 37,923 million euros.
(4)	Shown for comparative purposes only and corresponds to proforma data as of December 2015.
(5)	Deferred tax assets arising from temporary differences, which are not deducted from own funds (subject to a risk weight of 250%) are excluded, in accordance with Article 48.4 CRR. This amount amounts to 7,653 and 6,110 at 31 December 2016 and 31 December 2015, respectively.
(6)	Significant investments in financial sector entities and insurers that are not deducted from own funds (subject to a risk weight of 250%) are excluded, in accordance with Article 48.4 CRR. This amount amounts to 8,195 and 9,786 as at 31 December 2016 and 31 December 2015, respectively.

2.5. Procedure employed in the internal capital adequacy assessment process

To comply with the requirement of Pillar II of the Basel Accord, the Group carries out the internal capital adequacy assessment process in accordance with the supervisor’s guidelines.

The Group’s budgeting process is used to make the calculations both for economic capital at risk allocated by the different business areas and for the regulatory capital base.

Economic capital is calculated by internal models that collect the historical data existing in the Group and calculate the capital needs to develop the activity adjusted for risks inherent to it. These calculations include additional risks to those contemplated in regulatory Pillar 1.

The following points are assessed within the internal capital adequacy assessment process:

•	Systems of risk governance, management and control: Review of the corporate Risk management culture, Internal Audit and Capital Governance. The Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different business units operate.

•

The Group’s risk profile: Measurement of the risks (including credit, operational, market, liquidity and other asset and liability risks) and quantification of the capital needs to cover them. The analysis and valuation of the Group risk profile is supported by a description of the current situation and projections by type of risk described. The valuation is supported by both quantitative data and qualitative factors.

•	Capital resources target: Capital distribution between the Group’s companies and the targets set for it. The capital management policies designed to comply with these objectives include: regular estimates of capital needs; continuous management of the capital structure; and concentration of the capital surpluses in the Group’s parent.

•	Capital planning: A projection is made of the Group’s capital base and that of the parent company and its main subsidiaries for the next three years and capital sufficiency is analyzed in accordance with the regulatory requirements and objectives set by the Bank at the end of the period.

Furthermore, a stress test is performed using a scenario in which macroeconomic values are estimated for an environment of greater economic downturn than the one budgeted, as determined by BBVA Research, and the consequences of this on the Group’s activity (increased NPA, lower activity levels, higher volatility in the financial markets, falls in the stock market, operating losses, liquidity crises, etc.) and its impact on the capital base (earnings, reserves, capacity to issue equity instruments, allowances, risk-weighted assets, etc.).

Estimations are also made on the possible cyclical nature of the models used. The stress scenarios cover recession situations in sufficiently long periods (20-30 years). Finally, backtesting is carried out on the data collected for the previous year.

•	Future action program: If the conclusions of the report so require, corrective actions are programmed that enable the Group’s equity situation to be optimized in view of the risks analyzed. The main programs for future action are focused on models of: credit risk, operational risk, market risk, real-estate risk and integration in management.

This process concludes with a document which is made available to the supervisor every year, for supervision of the targets and the action plan presented, enabling a dialog to be set up between the Supervisor and the Group concerning capital and solvency.

3. Risks

3.1. General Risk Management and Control Model

3.1.1.	Governance and organization

3.1.2.	Risk Appetite

3.1.3.	Decisions and processes

3.1.4.	Evaluation, monitoring and reporting

3.1.5.	Infrastructure

3.1.6.	Risk culture

3.2. Credit and counterparty credit risk

3.2.1.	Scope and nature of the interest-rate risk measurement and reporting systems for Credit Risk for capital framework purposes

3.2.2.	Definitions and accounting methodologies

3.2.3.	Information on credit risks

3.2.4.	Information on the standardized approach

3.2.5.	Information on the IRB method

3.2.6.	Information on counterparty credit risk

3.2.7.	Information on securitizations

3.2.8.	Information on credit risk mitigation techniques

3.2.9.	RWA density by geographical area

3.2.10.	Risk protection and reduction policies. Supervision strategies and processes

3.3. Market risk

3.3.1.	Scope and nature of the market risk measurement and reporting systems

3.3.2.	Differences in the trading book for the purposes of applying the solvency regulations and accounting criteria

3.3.3.	Standardized approach

3.3.4.	Internal models

3.4. Structural risk in the equity portfolio

3.4.1.	Scope and nature of the structural risk in the equity portfolio measurement and reporting systems

3.4.2.	Differentiation between portfolios held for sale and those held for strategic purposes

3.4.3.	Book value and exposure of equity investments and capital instruments contained in above portfolios

3.4.4.	Risk-weighted assets of equity investments and capital instruments

3.4.5.	Profit and loss and adjustments for valuation of equity investments and capital instruments

3.5. Structural exchange-rate risk

3.5.1.	Scope and nature of the exchange-rate risk measurement and reporting systems

3.6. Interest-rate risk

3.6.1.	Scope and nature of the interest-rate risk measurement and reporting systems

3.6.2.	Nature of interest-rate risk and key hypotheses

3.6.3.	Variations in interest rates

3.7. Liquidity Risk

3.7.1.	Scope and nature of the liquidity risk measurement and reporting systems

3.7.2.	Governance and monitoring

3.7.3.	Liquidity and funding performance in 2016

3.7.4.	Liquidity and funding prospects

3.7.5.	Encumbered assets in finance transactions

3.8. Operational risk

3.8.1.	Scope and nature of the operational risk measurement and reporting systems

3.8.2.	Operational Risk definition

3.8.3.	Operational Risk methodology

3.8.4.	Model based on 3 lines of defense

3.8.5.	Principles of BBVA’s Operational Risk management model

3.8.6.	Methods used

3.8.7.	The Group’s operational risk profile

3.8.8.	Main variations in the period

3.1. General Risk Management and Control Model

As explained in section 2.3 of this Document, BBVA Group has a General Risk Management and Control model that is adapted to its business model, organization and the geographical areas in which it operates.

This Model is applied comprehensively in the Group and is made up of the basic elements set out below:

•	Governance and organization

•	Risk Appetite Framework

•	Decisions and processes

•	Evaluation, monitoring and reporting

•	Infrastructure

The Group promotes the development of a risk culture that ensures the consistent application of the Risk Management and Control Model within the Group and guarantees that the risk function is understood and permeates throughout all the levels of the organization.

3.1.1. Governance and organization

The risk governance model in BBVA is characterized by the strong involvement of its corporate bodies, both in establishing the risk strategy and in the continuous monitoring and supervising of its implementation.

Thus, as explained below, it is the corporate bodies that approve the risk strategy and the corporate policies for the different types of risks. The risk function is responsible within the scope of its management for implementing and developing the risk strategy, being answerable for it to the corporate bodies.

The responsibility for the day-to-day management of risks corresponds to the businesses, which engage in their business following the policies, rules, procedures, infrastructures and controls that are based on the framework set by the company bodies and defined by the risk function.

To carry out this work adequately, the risk function in the BBVA Group has been set up as a single, global function that is independent of the commercial areas.

3.1.1.1. Management bodies

The Board of Directors (hereinafter “the Board”) approves the risk strategy and supervises the internal control and management systems. Specifically, in relation to the risk strategy, the Board approves the Group’s Risk Appetite statement, the core metrics and the main metrics by type of risk, as well as the General Risk Management and Control Model.

The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budgets and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework. For this reason, the processes for defining the Risk Appetite Framework proposals and strategic and budgetary planning at Group level are coordinated by the executive area for submission to the Board.

To ensure the integration of the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee (EC) approves the metrics by type of risk in relation to concentration, profitability and reputational and the Group’s basic structure of limits at geographical area, risk type, asset type and portfolio level. This Committee also approves specific corporate policies for each type of risk.

Lastly, the Board of Directors comprises a committee specializing in risks, the Risks Committee (RC), that assists the Board and the Executive Committee in determining the Group’s risk strategy and the risk limits and policies, respectively, analyzing and assessing beforehand the proposals submitted to those bodies. In 2016, the Risks Committee held 38 meetings.

The amendment of the Group’s risk strategy and of its elements is the exclusive power of the BBVA Board of Directors, while the Executive Committee is responsible for amending the metrics by type of risk within its scope of decision and the Group’s basic structure of limits, when applicable. In both cases, the amendments follow the same decision-making process described above, so the proposals for amendment are submitted by the executive area (CRO) and later analyzed, first by the Risks Committee, for later submission to the Board of Directors or to the Executive Committee, as appropriate.

Moreover, the Risks Committee, the Executive Committee and the Board itself conduct proper monitoring of the risk strategy implementation and of the Group’s risk profile. The risks function regularly reports on the development of the Group’s Risk Appetite Framework metrics to the Board and to the Executive Committee, after their analysis by the Risks Committee, whose role in this monitoring and control work is particularly relevant. In addition to ongoing supervision and control which performs the risk function and reports to the governing bodies, in the event of deviation from the maximum appetite levels (or maximum capacity) set for the core metrics or by type of risk, or in the event of an over-limit in the basic structure, as approved by the governing bodies, the Risks Committee is informed of the situation, following analysis by the executive areas in the relevant top-level committees. Following the Risks Committee report, the situation is reported to the governing bodies that approved the exceeded metric. Whatever the case, reports will be given on the pertinent corrective measures, as appropriate, and which must be agreed by the governing bodies and, in the executive sphere, by the corresponding area.

3.1.1.2. The risk function: Committees organization and structure

The head of the risk function in the executive line, the Corporate Risk Officer (CRO) carries out his work with the independence, authority, rank, experience, knowledge and resources required. He is appointed by the Bank’s Board of Directors, as a member of its senior management, and has direct access to its corporate bodies (the Board of Directors, the Executive Committee and the Risks Committee), to which he reports regularly on the risk situation in the Group.

To perform his functions better, the CRO is supported by a structure made up of cross-cutting risk units in the corporate area and specific risk units in the Group’s geographical and/or business areas. Each of these units, within their field of competence, carries out risk management and control functions and ensures the implementation of the corporate policies and rules approved at the Group level in a consistent manner, adapting them if necessary to the local requirements and reporting to the local governing bodies.

The Risk Managers of these geographical and/or business areas answer to both the Group Risk Director and the head of the geographical and/or business area. This system of co-dependence aims to ensure the interdependence of the local risk function from the operational functions, and allows them to be aligned with the Group’s corporate policies and objectives with respect to risks.

As mentioned above, the risk function comprises the corporate area risk units, which carry out cross-cutting functions, and the risk units of the geographical and/or business areas.

•	The corporate area risk units develop and submit to the Corporate Risk Officer (CRO) the proposal for the Group’s Risk Appetite Framework, the corporate policies, rules, procedures and global infrastructures within the framework of action approved by the corporate bodies; they ensure their correct application and report directly or through the CRO to the Bank’s corporate bodies. Among their functions are:

•	Management of the different types of risks at Group level, in accordance with the strategy defined by the corporate bodies.

•	Planning of risks in line with the Risk Appetite Framework principles defined by the Group.

•	Monitoring and control of the Group’s risk profile in relation to the Risk Appetite Framework approved by the Bank’s corporate bodies, providing precise and reliable information with the frequency and in the format required.

•	Carrying out prospective analyses that can evaluate compliance with the Risk Appetite Framework in stress scenarios and analyze the mechanisms for mitigating the effect.

•	Management of the technological and methodological developments required for development of the Model in the Group.

•	Articulating Group’s Internal Risk Control model and defining the methodology, corporate criteria and procedures to identify and prioritize the risk inherent to each unit’s activities and processes.

•	Validation of the models used and the results obtained by them to verify whether they are appropriate to the different uses to which they are applied.

•	The risk units in the business units develop and submit to the Chief Risk Officer of the geographical and/or business area the Risk Appetite Framework proposal applicable in each geographical and/or business area, independently and always within the Group’s strategy/Risk Appetite Framework.

Moreover, they ensure that the approved corporate policies and rules are applied consistently at Group level, adapting them where appropriate to local requirements; they are provided with the adequate infrastructures for the management and control of their risks, within the global risk infrastructure framework defined by the corporate areas, and report, where appropriate, to the corporate bodies and senior management.

Thus the local risk units work with the corporate risk units with the aim of adapting to the risk strategy at Group level and pooling all the information necessary to monitor changes in risks.

The risk function’s decision-making process is based on a committee structure. The Global Risk Management Committee (GRMC) is the main committee in the risk function. It proposes, checks, and approves, where appropriate, items such as the internal regulatory framework for risks, the procedures and infrastructures needed to identify, evaluate, measure and manage the risks faced by the Group in carrying out its business, approves the risk limits by portfolio or counterparty, and the admission of the operations with the most relevant risks.

The members of this Committee are the CRO and the heads of the risk units of the corporate area and the most representative geographical and/or business areas.

The GRMC operates through various support committees, including the following:

•	Global Technical Operations Committee: Its aim is to take decisions related to wholesale credit risk admission from certain customer segments.

•	Information, Monitoring & Reporting Committee: Guarantees the existence and proper development of the aspects relating to information management, risk tracking and reporting with a comprehensive and cross-cutting approach.

•	Asset Allocation Committee: An executive body for analysis and decision-making on all those issues related to credit risks that are linked to the processes designed to obtain a balance between risk and profitability in accordance with the Group’s Risk Appetite Framework.

•	Technology and Methodologies Committee: Its aim is to determine the need for new models and infrastructures, and to guarantee decision-making related to the development and implementation of the tools required to manage all the risks to which the Group is exposed.

•	Corporate Technological Risks and Operational Control Committee: The aim is to approve the Technological Risk Management and Operational Control Frameworks, in accordance with the General Risk Model, and monitor the metrics, risk profiles and operational loss events.

•	Global Markets Risk Unit Committee: The aim is to formalize, supervise and communicate the monitoring of trading risk in all the Global Markets business units.

•	Corporate Operational Risk Admission and Outsourcing Committee: its purpose entails the identification, evaluation and analysis of the operational risks of new businesses, new products and services and outsourcing initiatives.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and content similar to those of the corporate area, which develop their functions consistently and in line with the corporate policies and regulations on risks.

Under this organizational scheme, the risks function ensures the integration and application throughout the Group of the risk strategy, the regulatory framework, the infrastructures and standardized risk and controls. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and conveys the corporate risk culture to the Group’s different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group’s risks.

3.1.1.3. Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to ensure there is a sufficient internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk for which the Group may be potentially affected). It controls their application and operation, as well as ensuring the integration of the risk strategy into the Group’s management.

The Internal Risk Control unit checks the functional operation of the units that develop the risk models, manage processes and execute controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group’s Internal Risk Control Director is responsible for the function; he reports its activities and informs the CRO and the Board’s Risks Committee of its work plans, as well as assisting the Board on such matters as it requires.

For this purpose, Internal Risk Control includes a Technical Secretary to provide the necessary technical support for the Committee to improve its performance.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates.

As in the case of the Corporate Area, local units are independent of the business areas that execute the processes, and of the units that execute the controls, and report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

In addition, the Group has an Internal Validation unit, which checks the functional development of the units that develop the risk models and of those that use them in management. Its functions include revision and independent validation at internal level of the models used for the control and management of risks in the Group.

3.1.2. Risk Appetite Framework

The Group’s Risk Appetite Framework as approved by the Board of Directors determines the risks and their level that the Group is prepared to assume to achieve its business objectives, taking into account the organic business performance. These are expressed in terms of solvency, profitability, liquidity and funding, or other metrics, which are reviewed periodically or if there are any substantial changes in the entity’s business or relevant corporate operations. The determination of the Risk Appetite Framework has the following objectives:

•	Make explicit the Group’s risk strategy and the maximum levels of risk that the Group is prepared to assume, both at Group level and at geographical and/or business level.

•	Establish guidelines for action and a management framework for the medium-long term that prevents actions (both at Group and geographical and/or business level) that may compromise the Group’s future viability.

•	Establish a framework for relating with the geographical and/or business areas, that preserves their decision-making autonomy while ensuring their consistent performance and preventing divergent behavior.

•	Establish a common language across the whole organization and develop a risk culture geared toward compliance with it.

•	Alignment with the new regulatory requirements, making communication with regulators, investors and other stakeholders easier, thanks to an integrated and stable risk management framework.

The Risk Appetite Framework is expressed through the following elements:

•	Risk Appetite Statement: it includes the general principles of the Group’s risk strategy and the target risk profile. The Group’s Risk Appetite Statement is:

BBVA Group’s risk policy is designed to achieve a moderate risk profile for the Bank through: prudent management and a universal responsible banking business model aimed at generating value, return adjusted to principles and recurring earnings, diversified by geographical area, class of assets, portfolios and customers, with a presence in emerging and developed countries, keeping a medium/low risk profile in each country and supported by long-term relationships with customers.

•	Core metrics: based on the Risk Appetite Statement, statements are made that specify the general principles of risk management in terms of solvency, liquidity, funding, recurring revenue and profitability.

Moreover, the core metrics reflect, in quantitative terms, the principles and the target risk profile set out in the Risk Appetite statement and are aligned with the Group’s strategy. Each core metric has three thresholds (the traffic-light approach), ranging from usual management of the businesses to higher levels of impairment: Management reference, maximum appetite and maximum capacity. BBVA Group’s core metrics are those specified in the following chart:

CHART 2: BBVA Group’s Core Metrics:

•	Metrics by type of risk: based on the core metrics for each type of risk, statements are made that set out the general management principles for the risk and a number of metrics are calibrated, whose observance enables compliance with the core metrics and the Group’s statement. The metrics by type of risk define the strategic positioning by type of risk and have a maximum appetite level.

•	Basic limits structure (core limits): they shape the Risk Appetite Framework at geographical area, risk type, asset type and portfolio level, ensuring that management is within the metrics by type of risk.

In addition to this Framework, there is a level of management limits that is defined and managed by the risks area when developing the core limits, with the aim of ensuring that proactive management of risks by risk subcategory within each type or by subportfolio respects these core limits, and in general the established Risk Appetite Framework.

The basic scheme of BBVA’s Risk Appetite Framework is outlined in the following chart:

CHART 3: Scheme of BBVA Group Risk Appetite Framework

The corporate risks area works together with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with, and integrated into the Group’s Risk Appetite Framework, making sure that its profile is in line with the one defined.

The Risk Appetite Framework defined by BBVA expresses the levels and types of risk that the Bank is prepared to assume to carry out its strategic plan without significant deviations, even in situations of tension. The Risk Appetite Framework is integrated into management and determines the basic lines of the Group’s activity, as it establishes the framework within which the budgeting process is developed.

During 2016, Risk Appetite metrics trended consistently with the profile established according to the operating limits set or marked by the different areas in the organization.

3.1.3. Decisions and processes

The transfer of the Risk Appetite Framework to ordinary management is underpinned by three basic aspects:

•	A standard body of regulations

•	Risk planning

•	Integrated risk management throughout their life cycle

3.1.3.1. A uniform body of regulations

The corporate GRM area is responsible for defining and developing corporate policies, specific regulations, procedures and schemes for delegation according to which the risk decisions have to be adopted within the Group

This process aims for the following objectives:

•	Hierarchy and structure: information that is well structured through a clear and simple hierarchy that allows dependent documents to be related to each other.

•	Simplicity: adequate and sufficient number of documents.

•	Uniformity: uniform number and content of documents.

•	Accessibility: easy search and access to documentation through the Corporate Risk Management Library.

The approval of corporate policies for all kinds of risks corresponds to the Bank’s corporate bodies, while the corporate risk area approves the rest of the regulations.

The risk units of the geographical and/or business areas comply with this body of regulations and, where necessary, adapt it to local requirements, in order to have a decision-making process that is appropriate to the local level and in line with the Group’s policies.

If such adaptation is necessary, the local risks area must inform the corporate GRM area, which has to ensure consistency in the body of regulations at Group level. Where appropriate, it must thus give its prior approval to the modifications proposed by the local risk areas.

3.1.3.2. Risk planning

Risk planning ensures integration in the Risk Appetite Framework through a cascade process of establishing limits and return adjusted to the target risk, where the function of the corporate area and of the geographical and/or business area risk units is to guarantee that this process is aligned with the Group’s Risk Appetite Framework in terms of solvency, profitability, liquidity and funding.

This process is equipped with tools for aligning and tracking the Risk Appetite Framework defined at the aggregated level by business areas, legal entities, risk types, concentrations and any other level considered necessary.

The process of risk planning is present within the rest of the Group’s planning framework to ensure the coherence of all the other processes.

3.1.3.3. Day-to-day risk management

All risks must be managed in an integrated fashion during their life cycle, based on differentiated treatment according to their type.

The risk management cycle is made up of 5 elements:

•	Planning: its aim is to ensure the Group’s activities are consistent with the objective risk profile and to guarantee solvency in carrying out the strategy.

•	Evaluation: process focused on identifying all the risks inherent in the activities carried out by the Group.

•	Formalization: includes the phases of origination, approval and formalization of the risk.

•	Monitoring and Reporting: continuous and structured risk monitoring, and preparation of reports for internal and/or external consumption (market, investors, etc.).

•	Active portfolio management: focused on identifying business opportunities, in both existing portfolios and in new markets, businesses or products.

3.1.4. Evaluation, monitoring and reporting

Evaluation, monitoring and reporting is a cross-cutting element that has to ensure that the Model has a dynamic and anticipatory vision, making possible compliance with the Risk Appetite Framework approved by the corporate bodies, even under unfavorable scenarios. This process is carried out with the following aims:

•	Evaluate compliance of the Risk Appetite Framework at the present time, through monitoring of the fundamental metrics, the metrics by risk type and the basic limits structure.

•	Evaluate compliance of the Risk Appetite Framework in the future through projection of the Risk Appetite variables, both in a baseline scenario determined by the budget, and in a specific risk scenario determined by stress tests.

•	Identify and value the risk factors and scenarios that may compromise compliance of the Risk Appetite Framework through the development of a repository of risks and an analysis of their impact.

•	Act to mitigate the impact on the Group of the risk factors and scenarios identified, ensuring the risk remains within the target risk profile.

•	Supervise the key variables that directly do not form part of Risk Appetite Framework, but that condition its compliance. These may be both external and internal.

To carry out this process, which is integrated into the activity of the corporate and geographical and/or business risk units, the following phases must be developed:

•	Identification of the risk factors, which has the aim of generating a map with the most relevant risk factors that could compromise the Group’s performance with respect to the thresholds defined in the Risk Appetite Framework.

•	Evaluation of the impact: Consists of evaluating what impact the materialization of one or more risk factors identified in the previous phase could have on the Risk Appetite Framework metrics, if a given scenario occurs.

•	Response to undesirable situations and proposed measures for adjusting the situation: The overruns of the thresholds will be associated with an analysis of the measures for adjustments at the corresponding level that allow a dynamic management of the situation, even before it takes place.

•	Monitoring: Aims to avoid ex ante losses through supervision of the Group’s current risk profile and the risk factors identified.

•	Reporting: Aims to give information on the risk profile assumed, offering precise, complete and reliable data to the corporate bodies and senior management with the frequency and detail required by the nature, importance and complexity of the risks.

3.1.5.	Infrastructure

Infrastructure constitutes the element that must ensure that the Group has the human and technological resources required for effective management and supervision of risks, performance of the functions included in the Group’s risk model, and achievement of its objectives.

With respect to human resources, the Group’s risk function has an adequate workforce in terms of number, skills, knowledge and experience.

With respect to technology, the Group ensures the integrity of the management information systems and the provision of the infrastructure required to support risk management, including the tools appropriate to the needs derived from the different types of risks in their admission, management, valuation and monitoring.

The principles according to which the Group’s risk technology is governed are:

•	Uniformity: the criteria are consistent across the whole Group, ensuring the same risk treatment at each geographical and/or business level.

•	Integration in the management: the tools incorporate the corporate risk policies and are applied to the Group’s day-to-day management.

•	Automation of the main processes that compose the risk management cycle.

•	Adequacy: adequate supply of information at the appropriate time.

Through the Risk Analytics function, the Group has a corporate framework that develops measurement techniques and models, covering all the types of risk and the different purposes, and involves a uniform language for all the activities and geographical/business areas.

The execution is decentralized, allowing the Group’s global scope to be used to the full. The idea is to develop the existing risk models continuously and generate others that cover the new range of businesses that are being deployed, with the aim of strengthening anticipation and proactiveness that characterize the risk function in the Group.

Equally, the risk units of the geographical and/or business areas must ensure they have sufficient means from the point of view of resources, structures and tools to develop risk management in accordance with the corporate model.

3.1.6.	Risk culture

BBVA considers risk culture as an essential element for the consolidation and integration of the other components of the Model.

The culture transfers to all the levels of the organization the implications involved in the Group’s activities and businesses from the perspective of risk. The risk culture is based on a number of levers, including:

•	Communication: Promotes the spread of the Model, and particularly the principles that should govern risk management in the Group consistently and comprehensively across the organization, through the most appropriate channels.

GRM has a variety of channels for communication that facilitate the transfer of information and knowledge between the different teams in the function and the Group, adapting the frequency, formats and recipients according to the objective set, making it easier to establish the basic principles of the risk function. Thus the culture of risks and the prudent management model begin with the corporate bodies and the Group’s management and are transmitted across the whole organization.

•	Training: The main aim is to spread and consolidate the prudent risk management model across the organization, ensuring standards in skills and knowledge in those involved in the risk management processes.

A well-defined and implemented system of training ensures the continuous improvement of the skills and knowledge of the Group’s professionals, and in particular those in the GRM area. It is organized into four vectors that aim to develop each of the requirements of the GRM group by providing in-depth knowledge and skills in various subjects, such as: finance and risks, tools and technology, management and expertise, and languages.

•	Motivation: An area where the aim is for the incentives of the teams in the risk function to support the risk management strategy, values and culture of the function at all levels. It includes remuneration and all the other elements associated with motivation, such as the working environment, etc. that contribute to achieving the Model’s objectives.

3.2. Credit and counterparty credit risk

3.2.1.	Scope and nature of the measurement and reporting systems for Credit Risk for capital framework purposes

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty credit risk, issuer risk, settlement risk and country risk management.

For managing risks and capital, BBVA quantifies its credit risk using two main metrics: expected loss (“EL”) and economic capital (“EC”). The expected loss reflects the average value of losses and is considered a business cost; economic capital is the amount of capital necessary to cover unexpected losses that arise if actual losses are higher than expected losses, which could even endanger the continuity of the entity’s activity.

These risk metrics are combined with information on profitability in value-based management, thus building the profitability-risk binomial into decision-making, from the definition of business strategy to approval of individual loans, price setting, assessment of non-performing portfolios, incentives to areas in the Group, etc.

There are three essential parameters in the process of calculating the EL and EC measurements: the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), mainly based on the estimate of credit conversion factors (“CCF”). They are generally estimated using the available historical information and are assigned to operations and customers according to their particular characteristics.

In this context, the credit rating tools (ratings and scorings) assess the risk in each customer/transaction according to their credit quality by assigning them a score, which is used to assign risk metrics together with other additional information: transaction seasoning, loan to value ratio, customer segment, etc.

Section 3.2.5.1 of this document details the definitions, methods and data used by the Group to determine the capital requirements for estimating and validating the parameters of probability of default (PD), loss given default (LGD) and exposure at default (EAD).

The credit risk for BBVA Group’s global portfolio is measured through a Portfolio Model that includes the effects of concentration and diversification. The aim is to study the loan portfolio as a whole, and to analyze and capture the effect of the interrelations between the different portfolios.

In addition to enabling a more comprehensive calculation of economic capital needs, this model is a key tool for credit risk management, as it establishes loan limits based on the contribution of each unit to the total risk in a global, diversified setting.

The Portfolio Model considers that risk comes from various sources (it is a multi-factor model). This feature implies that economic capital is sensitive to geographic diversification, a crucial aspect in a global entity like BBVA.

These effects have been made more apparent against the current backdrop in which, despite the stress undergone by some economies, BBVA Group’s presence in different geographical areas, subject to different shocks and different moments in the cycle, have contributed to bolster the bank’s solvency. In addition, the tool is sensitive to concentration in certain credit exposures of the entity’s large clients.

Lastly, the results of the Portfolio Model are integrated into management within the framework of the Asset Allocation project, where business concentrations are analyzed in order to establish the entity’s risk appetite profile.

3.2.2.	Definitions and accounting methodologies

3.2.2.1.	Definitions of non-performing assets and impaired positions

A financial asset is considered impaired for accounting purposes when there is objective evidence that events have occurred which have a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

Objective evidence of impairment of a financial asset or group of financial assets includes observable data about the following aspects:

•	Significant financial difficulties on the part of the obligor.

•	Continued delays in payment of interest or principal.

•	Refinancing or restructuring of debt caused by the financial difficulties of the counterparty.

•	Bankruptcy and other types of reorganization/winding-up are considered likely.

•	Disappearance of a financial asset from an active market due to financial difficulties.

•	Observable data that indicate a reduction in future flows from initial recognition such as adverse changes in the status of counterparty payments (payment delays, drawing credit on cards up to the limit, etc.).

•	Domestic or local economic conditions are correlated with default in financial assets (increase in the unemployment rate, fall in property prices, etc.).

The classification of financial assets impaired for reasons of customer default is done in an objective way and on an individual basis according to the following criterion:

•	The total amount of debt instruments, irrespective of the holder and the guarantee involved, with an amount past due for more than ninety days for principal, interest or contractually agreed expenses, unless they should be classified directly as write-offs.

•	Contingent liabilities in which the guaranteed party has incurred default.

•	Debt instruments classified as impaired through the accumulation of balances in default for an amount exceeding 20% of the overall amounts pending collection will also be included.

Financial assets impaired for reasons other than customer default, which are those for which there is a reasonable doubt about their total reimbursement under the terms and conditions agreed by contract, are classified individually for all risks whose individual amount is significant.

Write-off risks are those debt instruments whose recovery is deemed remote and should be classified as final write-offs.

3.2.2.2. Methods for determining value adjustments for impairment of assets and provisions

The impairment on financial assets is calculated by type of instrument and other circumstances that may affect them, taking into account the guarantees received by the holders of the instruments to assure (fully or partially) the performance of the transactions. BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records provisions made to cover estimated losses on their full value.

The amount of the deterioration of debt instruments valued at their amortized cost is determined differently according to whether the impairment losses are calculated individually or collectively. First, it is determined whether there is objective evidence of individual impairment of individually significant assets, and as a group for financial assets that are not individually significant. If there is no objective evidence of deterioration in a financial asset evaluated individually, the asset will be included in a group of financial assets with similar credit risk characteristics and its deterioration will be evaluated as a group.

3.2.2.2.1. Impairment losses determined individually

The amount of impairment losses recorded by these instruments coincides with the positive difference between their respective book values and the present values of future cash flows. These cash flows are discounted at the instrument’s original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The estimation of future cash flows for debt instruments considers the following:

•	All sums expected to be recovered during the remaining life of the instrument, including those that may arise from collateral and credit enhancements, if any (once deduction has been made of the costs required for their foreclosure and subsequent sale). Impairment losses include an estimate of the possibility of collecting of the accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances under which the collections will foreseeably take place

3.2.2.2.2. Impairment losses determined collectively

For group analysis of impairment, the financial assets are grouped by similar risk characteristics indicating the debtor’s ability to make its payments under the contractual terms. Based on this analysis the impairment of loans not individually significant are estimated, distinguishing between those that present objective evidence of impairment from those that do not present objective evidence of impairment, as well as the impairment of significant loans for which the Group has determined that there is no objective evidence of impairment.

With respect to financial assets that do not show any objective evidence of impairment, the Group applies statistical procedures using its historical experience and other specific information to estimate incurred losses incurred by the Group resulting from events that have occurred as of the date of preparation of the consolidated financial statements, but that are not known and are only identified individually after the presentation of the statements. This calculation is a temporary step until the losses are identified specifically at individual level, when these financial instruments will be separated from the group of financial assets without objective evidence of impairment.

Quantification of losses incurred takes into account three basic factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD)[1] is the probability of the counterparty failing to meet its principal and/or interest payment obligations. This probability reflects the current conditions of the portfolio at each date of preparation of the financial statements and is estimated taking into account the main characteristics of the credit quality of the counterparty/transaction.

•	Loss given default (LGD)[3] is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the transaction and the valuation of the related guarantees or collateral.

The calculation of LGD at each date of the balance sheet estimates the current value of the cash flows expected to be obtained during the remaining life of the financial asset. The recoverable amount of effective collateral will be estimated based on the valuation of the property, discounting the adjustments needed to capture adequately the uncertainty the potential fall in value up to the time of foreclosure and sale, plus foreclosure costs, maintenance costs and sale costs.

3.2.2.2.3. Methods used to determine risk provisions and contingent commitments

Non-performing contingent exposures and commitments, except for letters of credit and other guarantees, are to be provisioned for an amount equal to the estimation of the sums expected to be disbursed that are deemed to be non-recoverable, applying criteria of valuation prudence. When calculating the provisions, criteria similar to those established for non-performing assets for reasons other than customer default are applied.

In any event, letters of credit and other guarantees provided which are classified as non-performing will be covered by applying similar criteria to those set out in the preceding section on value adjustments for impairment of assets.

Likewise, the inherent loss associated with letters of credit and other guarantees provided that are in force and not impaired is covered by applying similar criteria to those set out in the preceding section on impairment losses determined collectively.

3.2.2.3. The Group’s own definition of restructured exposures

As set out in the Group’s Annual Consolidated Financial Statements (Note 7.3.6), a restructured transaction is understood to be one that for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, the financial conditions are modified to facilitate payment of the debt (principal and interest) because the holder cannot, or is considered will not be able to, comply with these conditions on time and in full, even when such modification is included in the contract.

In any event, restructured transactions are considered to be those where a haircut is applied or assets are received to reduce the debt, or whose conditions are modified to extend its maturity, change the repayment schedule to reduce the amount of payments in the short term or their frequency, or establish or extend the initial grace period of the principal, interest or both; except where it can be provide that the conditions are modified for reasons other than the financial difficulties of the holder and are similar to those applied in the market at the time of modification to transactions granted to customers with a similar risk profile.

[1]	The PD and LGD is calculated from a Point-in-time (“PIT”) focus for solvency purposes

3.2.3. Information on credit risks

3.2.3.1.	Exposure to credit risk

Pursuant to article 5 of the CRR, with respect to the bank capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s memorandum accounts involving credit risk and not deducted from the Group’s bank capital. Accordingly, mainly customer lending items are included, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and deposits in central banks and credit institutions, assets purchased or sold under a repurchase agreement (asset and liability repos), financial derivatives (nominal) and fixed assets.

The credit risk exposure specified in the following sections of this document is broken down into the standardized credit risk approach (section 3.2.4), advanced credit risk approach (section 3.2.5) and counterparty credit risk (section 3.2.6) and securitization credit risk (section 3.2.7).

The book value of loans, debt securities and off-balance sheet exposures, broken down into defaulted and non-defaulted exposures, as well as the provisions and value adjustments linked to the defaulted exposures, are shown below. This breakdown provides a comprehensive picture of the credit quality of the Group’s on and off balance sheet assets as of December 31, 2016:

TABLE 8: CR1 - Credit quality of financial assets

		Gross carrying values of:		Allowances / Impairments (c)	Net values (a+b-c)
	12/31/2016 (Millions of euros)	Defaulted exposures (a)	Non-defaulted exposures (b)
1	Loans	22,924	447,153	15,981	454,096
2	Debt securities	259	89,535	193	89,601
3	Off-balance sheet exposures	841	167,521	950	167,413

4	Total	24,024	704,210	17,124	711,110

3.2.3.2.	Average value of the exposures throughout 2016 and 2015.

The table below shows the average value of exposure to credit risk (including counterparty credit risk) in 2016 and 2015, for both the advanced measurement and standardized approaches by exposure categories:

TABLE 9: Average value of the exposures throughout 2016 and 2015

(Millions of euros)

	Original average exposure for the period
Category of exposure	2016	2015
Central governments or central banks	114,120	122,926
Regional governments or local authorities	5,619	7,446
Public sector entities	4,456	5,531
Multilateral Development banks	58	66
International organizations	6	1,584
Institutions	40,626	35,855
Corporates	141,266	132,916
Retail	79,873	65,913
Secured by mortgages on immovable property	55,560	53,696
Exposures in default	10,229	9,327
Items associated with particularly high risk	1,277	270
Covered bonds	730	2,492
Short-term claims on institutions and corporate	1,502	2,237
Collective investments undertakings (CIU)	550	388
Other exposures	26,434	26,582

TOTAL STANDARDIZED APPROACH	482,307	467,229

Central governments or central banks	4,941	3,769
Institutions	94,305	94,492
Corporates	140,293	138,628
Retail	122,043	119,200
Of which: Secured by real estate collateral	92,477	91,049
Of which: Qualifying revolving retail	19,559	19,207
Of which: Other retail assets	10,007	8,945

TOTAL ADVANCED MEASUREMENT APPROACH	361,583	356,089

TOTAL CREDIT RISK DILUTION AND DELIVERY (5)	843,890	823,318

Securitized positions	5,551	4,222
Of which: Standardized Approach	4,666	3,236
Of which: Advanced Measurement Approach	885	985
Equity	8,998	9,835
Of which: Simple Method	4,972	4,365
Equity instruments in sufficiently diversified portfolios	1,166	1,283
Exchange Traded equity instruments	4,451	3,160
Of which: PD/LGD Method	3,708	5,002
Of which: Internal Models	318	468

TOTAL CREDIT RISK	858,438	837,375

3.2.3.3.	Distribution by geographical area

The following chart presents the distribution by geographic areas of the original exposure gross of provisions by obligor’s country. The distribution includes exposure under the standardized and advanced measurement approaches, as well as counterparty credit risk, but not including equity exposures.

TABLE 10: Distribution by geographical area of exposure to credit risk

(Millions of euros)

12/31/2016 Category of exposure (1)(2)	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Central governments or central banks	112,153	55,701	16,482	9,741	11,552	6,836	11,841	0
Regional governments or local authorities	5,290	694	6	147	44	4,304	96	0
Public sector entities	5,474	42	14	222	2,513	1,778	905	—
Multilateral Development banks	59	—	—	26	—	3	30	—
International organizations	6	0	—	5	—	—	—	—
Institutions	34,785	7,798	2,695	9,231	7,939	2,971	4,119	32
Corporates	143,236	6,797	36,262	9,825	13,308	53,039	23,164	841
Retail	80,221	13,508	19,707	2,270	9,135	15,601	19,946	54
Secured by mortgages on immovable property	55,296	6,957	9,676	2,695	9,508	11,355	15,031	75
Exposures in default	10,112	4,156	1,402	949	628	1,025	1,942	10
Items associated with particularly high risk	1,678	419	180	—	444	—	636	—
Covered bonds	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	406	171	—	19	—	—	217	—
Collective investments undertakings (CIU)	444	96	—	60	—	287	1	—
Other exposures	26,124	12,047	2,177	692	5,261	1,872	4,066	10
Securitized positions	5,183	3	—	—	93	5,088	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	480,465	108,387	88,600	35,883	60,424	104,159	81,991	1,021

Central governments or central banks	5,580	755	1	780	780	2,255	442	567
Institutions	96,639	43,119	16	50,646	7	1,640	453	757
Corporates	141,294	62,750	620	40,246	18,380	13,563	3,434	2,302
Retail	119,533	104,024	1	585	14,798	38	59	28
Securitized positions	858	858	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	363,904	211,507	637	92,256	33,965	17,496	4,389	3,654

TOTAL CREDIT RISK DILUTION AND DELIVERY	844,368	319,894	89,237	128,139	94,389	121,655	86,380	4,675

(1)	Positions in equity are not included
(2)	Areas have been determined based on the counterparty’s origin

(Millions of euros)

12/31/2015 Category of exposure (1)(2)	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Central governments or central banks	139,910	69,189	19,837	10,379	16,441	10,821	13,243	0
Regional governments or local authorities	7,050	1,755	11	237	—	4,945	102	0
Public sector entities	5,211	395	2	201	2,911	310	1,391	—
Multilateral Development banks	39	0	—	—	—	—	38	—
International organizations	9	0	—	9	—	—	—	—
Institutions	33,594	12,586	2,847	9,773	3,112	2,495	2,753	27
Corporates	155,351	6,149	40,627	10,350	18,955	55,622	23,339	308
Retail	76,212	11,878	27,892	2,086	6,920	8,428	18,948	59
Secured by mortgages on immovable property	54,979	5,528	8,493	3,127	9,845	15,747	12,187	52
Exposures in default	9,745	4,816	1,588	1,041	434	643	1,193	30
Items associated with particularly high risk	258	254	—	4	—	—	—	—
Covered bonds	846	—	—	—	846	—	—	—
Short-term claims on institutions and corporate	2,364	174	—	20	288	1,684	197	—
Collective investments undertakings (CIU)	605	197	—	217	—	187	4	—
Other exposures	27,690	13,243	2,162	1,102	6,242	1,381	3,411	149
Securitized positions	3,370	686	—	—	413	2,271	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	126,849	103,461	38,547	66,408	104,535	76,807	627

Central governments or central banks	4,475	57	1	263	132	3,008	480	533
Institutions	90,651	43,646	5	42,969	577	1,910	296	1,249
Corporates	140,200	65,425	568	38,098	17,561	12,766	3,086	2,694
Retail	125,898	110,287	0	445	15,061	33	49	23
Securitized positions	982	982	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	362,206	220,397	574	81,776	33,331	17,717	3,911	4,500

TOTAL CREDIT RISK DILUTION AND DELIVERY	879,441	347,247	104,035	120,323	99,739	122,252	80,718	5,126

(1)	Positions in equity are not included
(2)	Areas have been determined based on the counterparty’s origin

It also shows graphically the distribution of original exposure by geographical area, revealing the Group’s high level of geographical diversification, which constitutes one of the key levers for its strategic growth.

CHART 4: Distribution by geographical area of exposure to credit risk

Below is the distribution by geographical area of the accounting balances of defaulted and impaired exposure of the financial assets and contingent risks, taking into account that the impaired and defaulted exposures referred to have been determined based on the accounting definition but with a prudential perimeter:

TABLE 11: Distribution by geographical area of the account balances of the non-performing and impaired exposures of financial assets and contingent liabilities

(Millions of euros) 12/31/2016	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Non-performing and impaired exposures (1)	24,024	18,379	1,168	990	754	854	1,812	67

(1)	Accounting balances solvency perimeter excluding equity positions.

(Millions of euros) 12/31/2015	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Non-performing and impaired exposures (1)	24,860	20,311	1,219	986	539	537	1,140	128

(1)	Accounting balances solvency perimeter excluding equity positions.

The next table shows the distribution by geographical area of the account balances of the allowances for financial asset losses and for contingent liabilities.

TABLE 12: Distribution by geographical area of the account balances of the value adjustments for impairment of financial assets and contingent liabilities

(Millions of euros)
12/31/2016	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Value adjustments and provisions (1)	17,124	9,800	2,051	915	1,488	995	1,791	85

(1)	Accounting balances solvency perimeter excluding equity positions.

(Millions of euros)
12/31/2015	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Value adjustments and provisions (1)	19,515	14,110	1,751	886	1,361	319	1,059	29

(1)	Accounting balances solvency perimeter excluding equity positions.

3.2.3.4. Distribution by sector

Below is the distribution by economic sector (standardized and advanced measurement approaches and counterparty credit risk) of the original exposure, excluding holding in equities:

TABLE 13: Distribution by sector of exposure to credit risk

(Millions of euros)
12/31/2016		Distribution by sector of exposure to credit risk
Category of exposure	Total	Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	112,153	0.57%	97.07%	0.01%	0.43%	0.09%	0.41%	0.86%	0.56%
Regional governments or local authorities	5,290	10.84%	44.69%	0.24%	8.17%	1.70%	7.69%	16.18%	10.50%
Public sector entities	5,474	1.55%	92.10%	0.03%	1.17%	0.24%	1.10%	2.31%	1.50%
Multilateral Development Banks	59	64.46%	6.71%	0.15%	5.24%	1.09%	4.93%	10.37%	7.05%
International organizations	6	—	100.00%	—	—	—	—	—	—
Institutions	34,785	79.54%	3.90%	0.09%	3.04%	0.63%	2.86%	6.03%	3.91%
Corporates	143,236	3.79%	1.04%	0.53%	23.33%	3.89%	26.91%	1.34%	39.16%
Retail	80,221	1.21%	1.05%	0.65%	8.84%	2.39%	4.32%	75.21%	6.33%
Secured by mortgages on immovable property	55,296	1.15%	1.02%	0.43%	3.99%	1.81%	31.65%	32.00%	27.96%
Exposures in default	10,112	3.97%	4.74%	0.77%	17.16%	7.35%	25.72%	22.36%	17.92%
Items associated with particularly high risk	1,678	12.89%	13.29%	0.58%	11.50%	4.34%	16.64%	26.00%	14.76%
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	406	16.47%	15.91%	0.37%	12.42%	2.58%	11.69%	24.60%	15.97%
Collective investments undertakings (CIU)	444	97.54%	0.47%	0.01%	0.37%	0.08%	0.34%	0.72%	0.47%
Other exposures	26,124	5.21%	4.42%	0.11%	3.50%	0.72%	3.44%	6.85%	75.75%
Securitized positions	5,183	1.79%	98.21%	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	480,465	8.00%	26.53%	0.35%	9.93%	2.07%	13.59%	18.46%	21.07%

Central governments or central banks	5,580	—	100.00%	—	—	—	—	—	—
Institutions	96,639	93.68%	1.20%	0.03%	0.94%	0.20%	0.88%	1.86%	1.21%
Corporates	141,294	5.88%	0.24%	0.89%	39.38%	8.08%	22.15%	0.91%	22.48%
Retail	119,533	0.01%	—	0.11%	0.62%	0.22%	1.13%	97.20%	0.71%
Securitized positions	858	100.00%	—	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	363,904	27.66%	1.90%	0.39%	15.70%	3.25%	9.17%	32.70%	9.23%

TOTAL CREDIT RISK	844,368	16.47%	15.91%	0.37%	12.42%	2.58%	11.69%	24.60%	15.97%

(Millions of euros)
12/31/2015		Distribution by sector of exposure to credit risk
Category of exposure	Total	Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	139,910	0.54%	96.69%	0.02%	0.49%	0.13%	0.42%	0.94%	0.78%
Regional governments or local authorities	7,050	7.84%	51.87%	0.23%	7.16%	1.84%	6.13%	13.67%	11.26%
Public sector entities	5,211	1.99%	87.77%	0.06%	1.82%	0.47%	1.56%	3.47%	2.86%
Multilateral Development Banks	39	59.56%	8.80%	0.18%	5.62%	1.45%	4.82%	10.73%	8.85%
International organizations	9	—	100.00%	—	—	—	—	—	—
Institutions	33,594	92.22%	1.69%	0.03%	1.08%	0.28%	0.93%	2.07%	1.70%
Corporates	155,351	1.73%	1.64%	0.58%	22.53%	6.06%	32.99%	1.96%	32.49%
Retail	76,212	0.84%	0.98%	0.81%	9.81%	2.55%	5.07%	52.05%	27.89%
Secured by mortgages on immovable property	54,979	1.23%	1.49%	0.54%	3.96%	2.48%	12.58%	46.99%	30.73%
Exposures in default	9,745	3.45%	4.25%	0.40%	10.93%	12.54%	14.49%	26.64%	27.30%
Items associated with particularly high risk	258	1.94%	0.01%	0.98%	10.61%	9.18%	10.17%	24.40%	42.71%
Covered bonds	846	100.00%	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	2,364	14.38%	3.12%	0.06%	2.00%	0.51%	72.96%	3.81%	3.14%
Collective investments undertakings (CIU)	605	99.01%	0.13%	0.00%	0.09%	0.02%	0.07%	0.16%	0.51%
Other exposures	27,690	4.02%	4.98%	0.11%	3.08%	0.84%	3.11%	6.89%	76.97%
Securitized positions	3,370	60.59%	38.58%	—	—	—	0.83%	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	7.92%	30.14%	0.37%	9.21%	2.80%	12.94%	14.52%	22.10%

Central governments or central banks	4,475	—	100.00%	—	—	—	—	—	—
Institutions	90,651	70.84%	6.25%	0.13%	3.99%	1.03%	3.42%	7.62%	6.28%
Corporates	140,200	5.18%	0.13%	0.81%	38.28%	7.85%	13.57%	0.70%	32.57%
Retail	125,898	0.02%	0.00%	0.19%	1.05%	0.73%	1.59%	95.23%	1.20%
Securitized positions	982	100.00%	—	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	362,206	20.72%	2.69%	0.41%	16.08%	3.52%	6.57%	35.08%	14.43%

TOTAL CREDIT RISK	879,441	13.19%	18.83%	0.39%	12.04%	3.09%	10.32%	22.99%	18.94%

The following table shows the distribution by counterparty of the account balances of the non-performing and impaired exposures of financial assets and contingent liabilities:

TABLE 14: Distribution by sector of the account balances of the non-performing and impaired exposures of financial assets and contingent liabilities

(Millions of euros)
2016	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	24,024	0.87%	2.05%	52.34%	36.66%	8.09%

(Millions of euros)
2015	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	24,860	0.81%	2.43%	52.35%	33.40%	11.01%

The next table shows the distribution by counterparty of the account balances of allowances for financial asset losses and for contingent exposures:

TABLE 15: Distribution by sector of the account balances of the value adjustments for impairment of financial assets and contingent liabilities

(Millions of euros)
2016	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	17,124	1.62%	1.28%	49.83%	26.59%	20.67%

(Millions of euros)
2015	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	19,515	2.13%	1.02%	58.94%	27.72%	10.18%

3.2.3.5. Distribution by residual maturity

The following table shows the distribution of original exposure by residual maturity, broken down by category of exposure under the standardized and advanced measurement approaches and counterparty credit risk, excluding equity exposures:

TABLE 16: Distribution by residual maturity of exposure to credit risk

(IMillions of euros)
		Original exposure by residual maturity
12/31/2016 Category of exposure	Total	Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	112,153	42,638	34,832	34,682
Regional governments or local authorities	5,290	462	1,978	2,850
Public sector entities	5,474	893	212	4,369
Multilateral Development Banks	59	8	51	—
International organizations	6	2	3	0
Institutions	34,785	18,297	11,148	5,340
Corporates	143,236	54,624	53,783	34,828
Retail	80,221	27,468	19,318	33,435
Secured by mortgages on immovable property	55,296	8,794	9,022	37,480
Exposures in default	10,112	3,496	2,941	3,675
Items associated with particularly high risk	1,678	160	293	1,226
Covered bonds	—	—	—	—
Short-term claims on institutions and corporate	406	140	118	148
Collective investments undertakings (CIU)	444	434	—	10
Other exposures	26,124	9,031	7,597	9,495
Securitized positions	5,183	—	5	5,178

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	480,465	166,447	141,301	172,717

Central governments or central banks	5,580	1,430	960	3,190
Institutions	96,639	52,393	8,269	35,977
Corporates	141,294	50,502	55,514	35,278
Retail	119,533	1,711	5,720	112,102
Securitized positions	858	9	6	843

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	363,904	106,045	70,469	187,389

TOTAL CREDIT RISK DILUTION AND DELIVERY	844,368	272,492	211,770	360,107

(IMillions of euros)
		Original exposure by residual maturity
12/31/2015 Category of exposure	Total	Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	139,910	74,340	33,644	31,926
Regional governments or local authorities	7,050	2,957	1,575	2,518
Public sector entities	5,211	1,227	537	3,446
Multilateral Development Banks	39	21	12	6
International organizations	9	—	9	0
Institutions	33,594	18,954	8,224	6,417
Corporates	155,351	51,930	60,521	42,900
Retail	76,212	35,968	24,386	15,858
Secured by mortgages on immovable property	54,979	7,300	8,731	38,948
Exposures in default	9,745	3,987	2,841	2,917
Items associated with particularly high risk	258	49	48	161
Covered bonds	846	—	846	—
Short-term claims on institutions and corporate	2,364	1,844	114	405
Collective investments undertakings (CIU)	605	345	228	33
Other exposures	27,690	11,330	8,071	8,289
Securitized positions	3,370	336	514	2,520

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	210,590	150,301	156,344

Central governments or central banks	4,475	387	451	3,637
Institutions	90,651	51,221	17,809	21,621
Corporates	140,200	49,175	52,876	38,149
Retail	125,898	11,279	18,632	95,987
Securitized positions	982	57	40	885

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	362,206	112,120	89,808	160,278

TOTAL CREDIT RISK DILUTION AND DELIVERY	879,441	322,709	240,109	316,622

3.2.3.6. Value adjustments for impairment losses and allowances for contingent risks and commitments

The following table presents the movement recorded in 2016 in the value adjustments for allowances and impairment losses of financial assets on the balance sheet; and for contingent risks and commitments.

TABLE 17: Value adjustments for impairment losses and allowances for contingent risks and commitments

(Millions of euros)
Item	Value adjustments and provisions	Provisions for contingent liabilities and commitments	Total 2016
BALANCE AT START OF YEAR	18,811	704	19,515

Increase in impairment charged to income	8,466	402	8,868
Decrease in impairment credited to income	(4,701)	(345)	(5,047)
Decreases due to amounts employed as value adjustments	(5,762)	190	(5,762)
Transfers between value adjustments	(652)		(652)
Other adjustments	12		201

BALANCE AT END OF YEAR (1)	16,174	950	17,124

Of which:
For impaired portfolio	12,286	554	12,840
For current non-impaired portfolio	3,888	396	4,284

3.2.3.7. Total impairment losses for the period

The following table shows details of impairment losses and allowances on financial assets and contingent risks and commitments, as well as derecognition of losses recognized previously in asset write-offs recorded directly in the income statement in 2016 and 2015.

TABLE 18: Total impairment losses for the period

(Millions of euros)
Items	2016	2015
Financial assets	3,842	4,495
Of which:
Recovery of written-off assets	541	490
Contigent exposure and commitments (recoveries)	57	8

TOTAL IMPAIRED ASSETS	3,899	4,503

In addition, a movement in the stock of defaulted exposures in the balance sheet between December 31, 2016 and December 31, 2015 is shown below:

TABLE 19: CR2 - Changes in stock of defaulted and debt securities

	12/31/2016 (Millions of euros)	Total (1)
1	Defaulted loans and debt securities at 31/12/2015	24,196
2	Loans and debt securities that have defaulted since the last reporting period	6,717
3	Returned to non-defaulted status	(2,997)
4	Amounts written off (2)	(5,592)
5	Other changes	858

6	Defaulted loans and debt securities at 31/12/2016	23,183

(1)	Corresponds to gross exposures of provisions and impairments
(2)	It corresponds to exposures classified as written-off

3.2.4.	Information on the standardized approach

3.2.4.1.	Identification of external rating agencies

The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weightings applicable to its exposures are the following: Standard&Poor’s, Moody’s, Fitch and DBRS.

The exposures for which the ratings of each ECAI are used are those corresponding to the wholesale portfolios, basically involving “Sovereigns or central banks” in developed countries, and “Financial Institutions”.

In cases where a counterparty has ratings by different ECAIs, the Group follows the procedure laid down in Article 261 of the Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.

When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weighting will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weightings. If the two lowest risk weightings coincide, then that weighting will be applied; if they do not coincide, the higher of the two will be applied.
The correspondence between the alphanumeric scale of each agency used and the risk categories used by the Group are defined in the final draft Implementing Technical Standards on the mapping of the credit assessments of the ECAI under Article 136(1) and (3) of Regulation (EU) No. 575/2013; complying with the provisions of Article 136 of the CRR.

3.2.4.2.	Assignment of the credit ratings of public share issues

The number of cases and the amount of these assignments is not relevant for the Group in terms of admission and management of issuer credit risk.

3.2.4.3.	Exposure values before and after the application of credit risk mitigation techniques

The original net exposure amounts for provisions and value adjustments, the exposure after risk mitigation techniques and RWA density for each exposure category by the standardized approach are shown below, excluding securitization and counterparty credit risk exposure which is presented in section 3.2 of this Report.

TABLE 20: CR4: Original Exposure to Credit Risk

12/31/2016 (Millions of euros)	Exposures before CCF and CRM (1)		Exposures post-CCR and CRM (2)		RWA (3) and RWA Density
Asset Classes	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	104,192	3,462	128,127	1,569	30,046	23%
Regional governments or local authorities	4,825	434	4,776	270	983	19%
Public sector entities	5,109	333	2,951	146	941	30%
Multilateral development banks	59	—	59	—	33	56%
International Organizations	5	0	5	0	—	0%
Institutions	14,613	10,675	13,846	1,739	5,407	35%
Corporates	88,528	42,734	83,141	19,042	100,409	98%
Retail	58,147	21,361	55,253	2,729	40,782	70%
Secured by mortgages on immovable property	54,939	47	54,028	20	21,276	39%
Exposures in default	4,939	266	4,790	200	5,807	116%
Higher-risk categories	1,518	18	1,458	4	2,193	150%
Covered bonds	—	—	—	—	—	0%
Institutions and corporates with a short term credit assessment	406	—	406	—	87	22%
Collective Investment Undertakings	9	347	9	125	133	100%
Other Items	25,558	421	28,666	2,017	15,463	50%

Total	362,848	80,098	377,516	27,861	223,561	56%

(1)	OE: It corresponds to Original Exposure
(2)	EAD: EO net of provisions, value adjustments and other risk-free exposures
(3)	RWAs: EAD after applying risk-weights

12/31/2015 (Millions of euros)	Exposures before CCF and CRM (1)		Exposures post-CCR and CRM (2)		RWA (3) and RWA Density
Asset Classes	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	123,629	3,466	131,300	1,135	34,969	26%
Regional governments or local authorities	6,567	412	6,525	218	2,983	44%
Public sector entities	4,634	541	2,454	142	1,330	51%
Multilateral development banks	38	0	38	—	25	67%
International Organizations	9	0	9	—	—	0%
Institutions	12,148	11,564	11,331	1,102	3,969	32%
Corporates	89,200	61,268	82,859	19,733	98,760	96%
Retail	51,516	24,109	49,798	2,784	36,897	70%
Secured by mortgages on immovable property	54,519	222	53,051	107	20,497	39%
Exposures in default	4,501	280	4,182	186	4,701	108%
Higher-risk categories	199	52	151	3	143	93%
Covered bonds	846	—	839	—	393	47%
Institutions and corporates with a short term credit assessment	2,364	—	2,364	—	727	31%
Collective Investment Undertakings	61	353	61	185	57	23%
Other Items	27,513	16	31,918	2,087	18,731	55%

Total	377,743	102,284	376,882	27,680	224,182	55%

(1)	OE: It corresponds to Original Exposure
(2)	EAD: EO net of provisions, value adjustments and other risk-free exposures
(3)	RWAs: EAD after applying risk-weights

Moreover, the following tables present the amounts of exposures net of provisions, before and after the application of credit risk mitigation techniques by risk weightings and by exposure categories that correspond to the standardized method, not including securitization positions and counterparty credit risk exposure, in accordance with the EBA EU-CR5 (GRPDR) format.

Counterparty credit risk exposures net of provisions and after applying CCF and CRM are shown in table EU-CCR3 of section 3.2.6 of this report.

TABLE 21: Standardized approach: Exposure values before the application of credit risk mitigation techniques

	12/31/2016 (Millions of euros)	Risk Weight
	Exposure Classes	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others	Deducted	Total credit exposures amount (pre CCF and pre-CRM)	Of which: unrated
1	Central Government or central banks	74,756	—	—	—	3,894	—	6,707	—	—	18,931	337	3,030	—	—	—	—	107,655	107,297
2	Regional government or local authorities	659	—	—	—	4,453	—	34	—	—	113	—	—	—	—	—	—	5,259	5,259
3	Public sector entities	48	—	—	—	4,670	—	122	—	—	562	41	—	—	—	—	—	5,442	5,441
4	Multilateral development banks	—	—	—	—	11	—	34	—	—	14	—	—	—	—	—	—	59	55
5	International Organizations	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5
6	Institutions	—	856	—	—	19,096	—	2,688	—	—	2,480	167	—	—	—	—	—	25,288	22,949
7	Corporates	—	—	—	—	359	—	728	—	—	130,033	142	—	—	—	—	—	131,262	130,791
8	Retail	—	—	—	—	—	—	—	—	79,012	493	3	—	—	—	—	—	79,508	79,508
9	Secured by mortgages on immovable property	—	—	—	—	—	43,490	8,559	—	686	2,251	—	—	—	—	—	—	54,986	54,986
10	Exposures in default	—	—	—	—	—	—	—	—	—	3,480	1,725	—	—	—	—	—	5,205	5,204
11	Higher-risk categories	—	—	—	—	—	—	—	—	—	113	1,423	—	—	—	—	—	1,536	1,536
12	Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	399	—	—	—	—	8	—	—	—	—	—	—	406	404
14	Collective investment undertakings	—	—	—	—	—	—	—	—	—	356	—	—	—	—	—	—	356	356
15	Other Items	9,278	—	—	—	112	—	—	—	—	16,571	—	—	—	—	17	—	25,979	25,483
16	Securitizations	—	—	—	—	4,942	—	131	—	—	40	—	—	14	56	—	56	5,183	—

17	Total	84,747	856	—	—	37,937	43,490	19,002	—	79,697	175,446	3,837	3,030	14	56	17	56	448,129	439,273

	12/31/2015 (Millions of euros)	Risk Weight
	Exposure Classes	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others	Deducted	Total credit exposures amount (pre CCF and pre-CRM)	Of which: unrated
1	Central Government or central banks	81,069	—	—	—	5,326	—	25,106	—	—	9,785	2,996	2,808	—	—	5	—	127,096	126,739
2	Regional government or local authorities	1,367	—	—	—	1,690	—	2,468	—	—	1,453	—	—	—	—	—	—	6,979	6,932
3	Public sector entities	155	—	—	—	3,173	—	525	—	—	1,187	136	—	—	—	—	—	5,175	4,649
4	Multilateral development banks	—	—	—	—	5	—	18	—	—	15	—	—	—	—	—	—	38	36
5	International Organizations	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9	9
6	Institutions	4	1,053	—	—	16,828	0	4,537	—	14	1,144	131	—	—	—	1	—	23,712	19,695
7	Corporates	2,283	—	—	—	1,327	—	1,533	—	3,871	141,205	244	—	—	—	4	—	150,468	149,907
8	Retail	—	—	—	—	—	—	—	—	74,921	704	—	—	—	—	—	—	75,625	75,625
9	Secured by mortgages on immovable property	—	—	—	—	—	43,940	8,598	—	—	2,204	—	—	—	—	—	—	54,741	54,738
10	Exposures in default	—	—	—	—	—	—	—	—	—	3,995	786	—	—	—	—	—	4,781	4,777
11	Higher-risk categories	—	—	—	—	15	—	—	—	39	197	—	—	—	—	—	—	251	251
12	Covered bonds	—	—	—	—	95	—	751	—	—	—	—	—	—	—	—	—	846	846
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	2,050	—	—	—	—	309	5	—	—	—	—	—	2,364	2,362
14	Collective investment undertakings	—	—	—	—	404	—	—	—	—	10	—	—	—	—	—	—	414	414
15	Other Items	6,630	—	—	—	832	—	—	—	41	20,014	—	—	—	—	12	—	27,529	27,138
16	Securitizations	—	—	—	—	2,862	—	168	—	—	66	—	—	13	198	51	71	3,358	—

17	Total	91,519	1,053	—	—	34,606	43,940	43,703	—	78,886	182,286	4,299	2,808	13	198	74	71	483,384	474,117

TABLE 22: EU CR5 - Standardized approach: Exposure values after the application of credit risk mitigation techniques

	12/31/2016 (Millions of euros)	Risk Weight
	Exposure Classes	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others	Deducted	Total credit exposures amount (pre CCF and pre-CRM)	Of which: unrated
1	Central Government or central banks	99,919	—	—	—	2,347	—	5,132	—	—	18,931	337	3,030	—	—	—	—	129,696	129,327
2	Regional government or local authorities	632	—	—	—	4,268	—	34	—	—	113	—	—	—	—	—	—	5,047	5,047
3	Public sector entities	81	—	—	—	2,583	—	60	—	—	333	41	—	—	—	—	—	3,097	3,096
4	Multilateral development banks	0	—	—	—	11	—	34	—	—	14	—	—	—	—	—	—	59	55
5	International Organizations	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5
6	Institutions	—	856	—	—	10,875	—	1,444	—	—	2,243	167	—	—	—	—	—	15,585	14,350
7	Corporates	—	—	—	—	359	—	743	—	—	100,945	136	—	—	—	—	—	102,182	101,870
8	Retail	—	—	—	—	—	—	—	—	57,529	451	3	—	—	—	—	—	57,983	57,983
9	Secured by mortgages on immovable property	—	—	—	—	—	42,650	8,531	—	686	2,181	—	—	—	—	—	—	54,048	54,048
10	Exposures in default	—	—	—	—	—	—	—	—	—	3,357	1,633	—	—	—	—	—	4,990	4,989
11	Higher-risk categories	—	—	—	—	—	—	—	—	—	—	1,462	—	—	—	—	—	1,462	1,462
12	Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	399	—	—	—	—	8	—	—	—	—	—	—	406	405
14	Collective investment undertakings	—	—	—	—	—	—	—	—	—	133	—	—	—	—	—	—	133	133
15	Other Items	15,149	—	—	—	112	—	—	—	—	15,406	—	—	—	—	17	—	30,684	30,183
16	Securitizations	—	—	—	—	4,942	—	131	—	—	40	—	—	14	56	—	56	5,183	—

17	Total	115,786	856	—	—	25,895	42,650	16,109	—	58,214	144,155	3,778	3,030	14	56	17	56	410,560	402,953

	12/31/2015 (Millions of euros)	Risk Weight
	Exposure Classes	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others	Deducted	Total credit exposures amount (post CCF and post-CRM)	Of which: unrated
1	Central Government or central banks	86,583	—	—	—	4,863	—	25,397	—	—	9,785	2,994	2,808	—	—	5	—	132,436	132,099
2	Regional government or local authorities	1,339	—	—	—	1,485	—	2,466	—	—	1,452	—	—	—	—	—	—	6,743	6,702
3	Public sector entities	782	—	—	—	529	—	256	—	—	892	136	—	—	—	—	—	2,596	2,356
4	Multilateral development banks	—	—	—	—	3	—	20	—	—	15	—	—	—	—	—	—	38	37
5	International Organizations	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9	9
6	Institutions	—	1,053	—	—	7,718	0	2,632	—	13	891	126	—	—	—	1	—	12,433	10,523
7	Corporates	—	—	—	—	1,016	—	1,424	—	3,021	96,899	228	—	—	—	4	—	102,592	102,245
8	Retail	—	—	—	—	—	—	—	—	51,899	684	—	—	—	—	—	—	52,582	52,582
9	Secured by mortgages on immovable property	—	—	—	—	—	42,953	8,542	—	—	1,662	—	—	—	—	—	—	53,158	53,155
10	Exposures in default	(0)	—	—	—	—	—	—	—	—	3,702	666	—	—	—	—	—	4,368	4,364
11	Higher-risk categories	—	—	—	—	6	—	—	—	26	122	—	—	—	—	—	—	154	154
12	Covered bonds	—	—	—	—	89	—	751	—	—	—	—	—	—	—	—	—	839	839
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	2,050	—	—	—	—	309	5	—	—	—	—	—	2,364	2,362
14	Collective investment undertakings	—	—	—	—	236	—	—	—	—	10	—	—	—	—	—	—	246	246
15	Other Items	14,234	—	—	—	1,298	—	—	—	41	18,416	—	—	—	—	16	—	34,005	33,567
16	Securitizations	—	—	—	—	2,862	—	168	—	—	66	—	—	13	198	51	71	3,358	—

17	Total	102,947	1,053	—	—	22,154	42,953	41,657	—	55,000	134,905	4,155	2,808	13	198	78	71	407,919	401,240

The following table presents the main variations in the period in terms of RWAs for the Credit Risk standardized approach.

TABLE 23: Variations in the period in terms of RWAs under Credit Risk standardized approach

	(Millions of euros)	RWA amounts	Capital Requirements
1	RWA’s 2015	224,182	17,935
2	Asset size	7,672	614
3	Asset quality	3,398	272
4	Model updates	—	—
5	Methodology and policy	—	—
6	Acquisitions and disposals	—	—
7	Foreign exchange movements	(5,102)	(408)
8	Other	(6,589)	(527)

9	RWA’s 2016	223,561	17,885

The increase in RWAs for credit risk in the standardized model is due mainly to:

•	Asset size: This amount collects the increase on credit risk’s RWA under standardized approach generated by loan-book growth in Bancomer, Compass and the main subsidiaries in South America.

•	Asset quality: This item reflects the combined impact of the downgrade of Turkey’s credit rating, which has led to a RWA rise in exposure to Central Governments and Central Banks of +5,300 million euros and the improvement in the rating to exposures to Central Governments and Central Banks in Argentina of -1 million euros.

•	Currency movements: The negative variation of the exchange rate can be explained by the impact of the general depreciation of certain local currencies such as the Turkish lira, Mexican and Argentinean peso and the Venezuelan bolivar against the euro.

•	Other: This item also contains the positive impact of the European Commission decision to include Turkey on its list of countries that comply with the supervisory and regulatory requirements equivalent to European standards.

The table below shows the balances of credit risk and counterparty credit risk provisions by exposure categories, as of December 31, 2016 and 2015:

TABLE 24: Balance of risk provisions, by exposure category (standardized approach)

(Millions of euros)
Category of exposure	Loan-loss provisions
	2016	2015
Central governments or central banks	35	17
Regional governments or local authorities	4	7
Public sector entities	31	15
Multilateral Development Banks	0	—
International organizations	—	—
Institutions	48	26
Corporates	2,873	2,198
Retail	654	537
Secured by mortgages on immovable property	310	239
Exposures in default	4,906	4,960
Items associated with particularly high risk	142	7
Covered bonds	—	—
Short-term claims on institutions and corporate	—	—
Collective investments undertakings (CIU)	2	0
Other exposures	124	86

TOTAL	9,130	8,092

3.2.5. Information on the IRB method

3.2.5.1. General information

3.2.5.1.1. Authorization by the supervisor for the use of the IRB method

The following is a list of the models authorized by the supervisor to be used on the calculation of capital requirements.

TABLE 25: Models authorized by the supervisor to be used on the calculation of capital requirements

2016
Institution Portfolio	Portfolio	Number of models	Descripción de modelos
BBVA S.A.	Financial institutions	4	1 Rating, 1 PD model, 1 LGD model, 1 EAD model
	Public institutions	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Specialized finance	2	1 Slotting criteria, 1 EAD model
	Developers	4	1 Rating, 1 PD model, 1 LGD model, 1 EAD model
	Small Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Medium-sized Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Large Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Mortgages	6	2 Scorings, 2 PD models, 1 LGD model, 1 EAD model
	Consumer finance	5	2 Scorings, 2 PD models, 1 LGD model
	Credit cards	10	2 Scorings, 2 PD models, 3 LGD models, 3 EAD models
	Automobiles	3	2 Scorings, 1 PD model, 1 LGD model

BBVA Ireland	Financial institutions	4	1 Rating, 1 PD model, 1 LGD model, 1 EAD model
	Large Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Retail Revolving (Credit Cards)	11	4 Scorings, 5 PD models, 1 LGD model, 1 modelo de EAD model

BBVA Bancomer	Large Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model
	Medium-sized Corporates	5	1 Rating, 1 PD model, 2 LGD models, 1 EAD model

BBVA Group	Equity	1	1 capital model

The main types of rating models used in the IRB portfolios are ratings for wholesale portfolios and proactive and reactive scorings in the case of retail portfolios.

The rating models give contracts/customers a score that orders customers according to their credit quality.

This score is determined by the characteristics of the transactions, economic and financial conditions of the customer, information on payment behavior, credit bureau, etc.

Based on this score a probability of default (PD) can be assigned at contract or customer level.

If the data used in these calculations do not cover a complete economic cycle, the additions to NPL and probability of default depend on the phase of the cycle used. As a result, an adjustment has to be made to the cycle to consider this question. It will vary depending on the economic situation and will allow an average PD to be determined over the cycle.

In the case of low default portfolios, the Group uses a variety of techniques to estimate the PDs, such as the use of external default data, or ECAI references.

The method used to estimate the loss given default is the “Workout LGD”, based on the discount of the cash flows of defaulted exposure, recovered at different points of time.

According to the quantitative requirements, to calculate the RWAs a LGD has to be estimated that includes the slowdowns in the economic cycle, called the “DLGD” (the LGD at the bottom of the cycle).

In the case of low default portfolios the Group uses a variety of techniques to estimate the LGDs, such as the use of LGD data from external studies or empirical estimates, either of groupings of Low Default Portfolios (“LDPs”), or extrapolations of non-LDP portfolios.

Finally, the conversion factors or CCF are defined as the percentage of the undrawn balance that is expected to be used before the default. It tends to be estimated under a cohort approach based on the historically observed defaults.

A cohort is a 12-month window that has a reference date (close of each month) and contains all the non-performing transactions whose default date is within the cohort. All the transactions will need a contracting date before the reference date. A CCF is calculated in each cohort considering all the defaults included in it.

The approval of the models by the supervisor includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).

The Group maintains its calendar established for receiving approval for additional Advanced Internal Models in different risk classes and geographical areas.

3.2.5.1.2. Structure of internal rating systems and relationship between internal and external ratings

The Group has rating tools for each one of the exposure categories listed in the Basel Accord.

The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms estimated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).

These decision models are the basic tool for deciding who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail type loans.

For the wholesale portfolio, the Group has rating tools that, as opposed to scorings, do not assess transactions but rather, customers. The Group has different tools for rating the various customer segments: small companies, corporates, government and other government agencies, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risks, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.

The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies. This is shown below.

TABLE 26: Master Scale of BBVA’s rating

External rating Standard & Poor’s List	Internal rating Reduced List (22 groups)	Probability of default (basic points)
		Average	Minimum from >=	Maximum
AAA	AAA	1	—	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

3.2.5.1.3. Use of internal estimations for purposes other than the calculation of capital requirements

The Group’s internal estimations are a vital component of management based on value creation, giving rise to criteria for assessing the risk-return trade-off.

These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.

Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.

3.2.5.1.4. Process for managing and recognizing the effects of credit risk mitigation

Mitigation is an iterative process whose purpose is to recognize the benefits of the existence of collateral and guarantees, ordering them from the highest to the lowest credit quality.

The Group uses risk mitigation techniques for exposures pertaining to the wholesale portfolio by replacing the obligor’s PD with that of the guarantor, in those cases in which the latter is eligible and their PD is lower than the obligor’s. Regarding processes of retail admission, the scoring contains the effect of the guarantor, and the recovery flows that are forthcoming throughout the cycle reflect the recoveries related to the guarantees associated with the contracts. This means that the effect of the guarantees is taken into account in the actual estimation of the loss given default for retail portfolios.

3.2.5.1.5. Mechanisms used for controlling internal rating systems

The entity carries out the control and monitoring of the rating systems and metrics for risk management for private individuals, SMEs and the self-employed, corporates and institutions. The activities are carried out, within certain analytical and qualitative fields, by carrying out periodic 360º monitoring of all impacts of the tools as well as their internal function in terms of efficiency and effectiveness.

Global understanding of the systems allows action plans to be established, with a follow-up to ensure their proper execution. The weaknesses of the rating tools are thus identified and managed. The monitoring function is the main driving force of new developments and evolving maintenance, which allow the business interests of the entity to be aligned with regulatory requirements and management needs within a framework of analytical, technical and technological capacities.

In general, there is a series of corporate management programs that establish the main lines and minimum contents determining the management and/or supervision of the different credit risk models, as well as defining the metrics for their correct control.

More specifically, these corporate management programs will be adjusted to each of the rating tools of a business area within a time horizon adapted to the nature of the tool.

Periodically, an overall monitoring and review of compliance with the thresholds agreed under the management program will be carried out to detect situations that could potentially require an adjustment to the models and/or credit policies and to take early corrective actions to minimize the impact of such situations.

Analysis, in the methodological sphere, is defined as the monitoring of the predictive capabilities of the models, backtesting calibration of the parameters, proper granularity and concentration, sample stability of input, as well as traceability, integrity and consistency.

The use of rating systems by the different areas is overseen from the context of integration in management. This context defines parameter sensitivity tests, stress-tests of estimates, proper use of the parameters in the portfolio management to facilitate decision-making, control of exposure without rating, risk policies and the framework for delegating tasks, structures of decision-making committees, implementation risk evaluation, proper technological environment, evaluation of the inclusion of the parameters in corporate applications, proper follow-up of the training of users to guarantee its proper implementation and full comprehension, follow-up of the correct structure and quality of documentation, as well as all other activities that ensure the proper use of management metrics.

Apart from the corporate management programs mentioned above, access to the internal rating systems is based on IT system-authorized profiles that ensure only the customer loan management supervisors can see the scoring and rating.

Control of the capital process is performed by risk units that are independent of the units that calculate the scoring and rating and which, therefore, are users of the internal rating system. These control mechanisms are established at different levels of the process, such as at input, execution and final outputs, and involve both the integrity of the data and their accuracy and correctness.

3.2.5.1.6. Description of the internal rating process

There follows a description of the internal classification processes according to each customer category:

•

Central banks and central governments: For this segment, the assignment of ratings is made by the Risk units appointed for this purpose, which periodically analyze this type of customers, rating them according to the parameters included in the corresponding rating model. There are 3 different methods currently in use for assigning country ratings: (i) ratings from external agencies, used for developed nations, emerging countries with elevated incomes and emerging countries where the Group has little risk, (ii) internal rating based on a proprietary tool used for emerging countries where the Group has an appreciable risk, and lastly (iii) the country risk ratings published by the Belgian export credit agency (which manages the quantitative model used by the OECD to assign its country risk ratings) for countries of marginal importance for the Group that have no external qualifications. Sovereign ratings are generated in local and foreign currency for all the tools, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.

In the case of emerging countries with presence of BBVA subsidiaries or branches, the rating in local currency is adjusted to that obtained by the emerging countries’ tool under the authorization of the Risk Committee assigned for this purpose.

•	Institutions: The rating of Public Institutions is generally provided by the risk units responsible for their approval, on a yearly basis, coinciding with the review of customer risk or with the reporting of their accounts.

In the case of Financial Institutions, the Risk unit responsible makes a regular assessment of this type of customer, continuously monitoring their evolution on domestic and international markets. External ratings are a key factor in assigning ratings for financial institutions.

•	Large Companies: Includes the rating of exposures with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).

In accordance with the characteristics of the large companies segment, the rating model is global in nature with specific algorithms by sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations.

The responsibility for the assessment lies with the units originating the risk, while those approving it validate it when the decision is taken.

•	Medium-sized companies: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring.

As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Small Businesses: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Specialist Lending: For classifying this segment, the Group has chosen to apply the supervisory slotting criteria approach, as included in the Basel Accord of June 2004 and in the Solvency Regulations (CRR article 153.5).

•	Developers: The rating of real-estate developers allows the rating of both the customers who are developers and the individual real-estate projects. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.

•	BBVA Bancomer companies: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.

In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.)

•	Retail: This has been broken down into each one of the exposure categories referred to by the correlations provided for in the sections defined in the Solvency Regulations.

One of the most important processes in which scoring is fully integrated at the highest level and in all decision-making areas is the Group’s process for approving retail transactions. Scoring is an important factor for the analysis and resolution of transactions and it is a mandatory requirement to include it in decision-making on risk in those segments for which it has been designed. In the process of marketing and approving retail transactions, the manager is responsible for marketing management, the credit quality and the profitability, in other words, the customer’s comprehensive management, attending to the processes of admission, monitoring and control.

The rating process is as follows for each specific category of retail exposure:

a.	Mortgages, consumer finance and retail credit cards—Spain: The manager collects data on the customer (personal, financial, banking relationship information) and on the operation (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

b.	Consumer Finance Autos Spain: The financing application may enter through the call center or be directly recorded in web application by our authorized dealers. The necessary information on the customer (personal, financial information, authorization of the consult from the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is obtained, the decision of whether to approve it is made based on the results issued by the model.

c.	Retail Revolving (BBVA Bancomer credit cards): The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorization of the consult from the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision of whether it is approved is made based on the results issued by the model.

Behavioral: Every month all the active cards are rated according to their transactional behavior and payment status.

Proactive: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and liabilities positions are rated, based on information on internal behavior and flows.

d.	Proactive - Spain: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and liabilities positions in credit cards and consumer finance, are rated according to information on their behavior.

•	Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for the customer as a result of their classification in the lending process.

3.2.5.1.7. Definitions, methods and data for estimating and validating risk parameters

The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of current regulations must be met.

Specifically, there are two approaches within the Group for considering default and estimating parameters:

•	The contract-level approach is applied within the sphere of retail risk. Each customer transaction is dealt with as an independent unit in terms of credit risk. Therefore, non-compliance with credit obligations to the bank is handled at the transaction level, regardless of the behavior of the customer with respect to other obligations.

•	The customer-level approach is applied to the remainder of the portfolio. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.

In addition, to avoid including defaults for small amounts in the estimations, defaulted volumes are to pass through a materiality filter that depends on the type of customer and transaction.

Estimating parameters

In the case of Spain and Mexico, the Group has a RAR information system that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.

This information system guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced measurement approach, economic capital and expected loss by credit risk.

Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process. Internal estimations of the PD, LGD and CCF parameters are made for all the Group’s portfolios.

In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.

The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating the capital requirements.

•	Probability of default (PD)

The methodology used for estimating the PD in those cases that have a mass of internal data of sufficient size is based on the creation of pools of exposures. The groups proposed with a view to calibration are defined by pooling contracts together seeking to achieve intragroup uniformity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of pools is defined in order to allow a suitable discrimination of risk.

The basic metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.

Once the pools of exposures have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. This metric provides stable estimates over the course of the economic cycle, referred to as PD-TTC (Through the Cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.

In low default portfolios (LDPs) the empirical PDs observed by external credit assessment institutions are used to obtain the PD of internal risk groups.

Finally, in customer-focused portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.

•	Loss given default (LGD)

As a general rule, the method used to estimate the severity in portfolios with a sufficient number of defaults is Workout LGD Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of the default.

This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.

These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine loss given default. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.

In keeping with the guidelines set out by the rules, the estimates are made by distinguishing between wholesale and retail type exposures.

There is insufficient historical experience to make a robust estimation in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default.

The loss given default rates estimated according to the internal databases the Group holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, two concepts can be defined: long-term loss given default, referred to as Long-Run LGD (LRLGD), and loss given default in a period of stress in the cycle, called Downturn LGD (DLGD).

LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle if the observation is complete.

In addition, the LGD observed in a period of stress in the economic cycle (DLGD) is determined.

These estimates are made for those portfolios whose loss given default is noticeably sensitive to the cycle. The different ways in which the recovery cycles can conclude are determined for each portfolio where this LGD in conditions of stress has not yet been observed, and the level these parameters would have in a downturn situation are estimated.

•	Credit conversion factor (CCF)

As with the two preceding parameters, the exposure at the moment of default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this does not hold true in all cases.

For example, for those products with explicit limits, such as credit cards or credit lines, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.

In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

CCF is estimated by using the cohort approach, analyzing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.

Different approaches are used for wholesale and retail type exposures. The contract approach analyzes the exposure’s evolution until the contract’s moment of breach of contract, whereas the customer approach analyzes the exposure’s evolution through to the moment of breach by the customer.

Once again, in low default portfolios (LDP) there is insufficient historical experience to make a reliable calculation with the Workout LGD method defined. In this case, too, use is made of external sources that are combined with internal data to provide a representative CCF of the portfolio.

3.2.5.2. Exposure values by category and PD interval

The following table shows the credit risk information as of December 31, 2016 (excluding counterparty credit risk which is detailed in table CCR4 of section 3.2.6.2.2; and specialized lending that follows the supervisory slotting criteria as explained in section

3.2.5.1.6) under the internal ratings based (IRB) method by level of obligors for the different exposure categories:

TABLE 27: EU CR6 - Advanced method: Exposure values by category and PD range

12/31/16 (Millions of euros) PD Scale (1)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF (2)	EAD post CRM and post-CCF	Average PD (3)	Number of obligors	Average LGD (4)	Average Maturity (days) (5)	RWA	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for FIRB approach	202,857	86,411	42.53%	220,612	6.78%	11,145,698	34.04%	32	81,356	36.88%	5,028	(8,217)

Sovereigns	4,372	651	47.99%	4,684	1.33%	159	27.21%	64	430	9.17%	16	(75)
0,00 to <0,15	3,594	73	192.78%	4,197	0.04%	45	26.08%	64	185	4.40%	1	(2)
0,15 to <0,25	97	205	50.03%	139	0.20%	17	41.76%	42	42	30.14%	0	(0)
0,25 to <0,5	91	48	7.00%	71	0.31%	18	43.62%	59	36	50.05%	0	(0)
0,5 to <0,75	137	24	42.21%	35	0.51%	11	48.98%	113	36	103.36%	0	—
0,75 to <2,5	30	2	42.04%	31	0.88%	7	50.74%	102	44	142.32%	0	—
2,5 to <10	185	227	16.94%	158	3.98%	38	28.79%	77	80	50.74%	2	(2)
10 to <100	—	1	52.83%	0	21.22%	4	20.00%	48	0	104.29%	0	(0)
100 to (Default)	237	72	22.97%	53	100.00%	19	24.30%	67	7	13.52%	13	(71)

Banks	26,687	6,393	37.88%	10,394	1.19%	1,631	36.72%	46	3,547	34.12%	50	(58)

0,00 to <0,15	15,729	4,469	38.38%	6,247	0.08%	678	39.06%	48	1,311	20.98%	2	(6)
0,15 to <0,25	2,886	537	46.56%	940	0.20%	147	36.11%	38	308	32.80%	1	(0)
0,25 to <0,5	6,116	958	19.79%	1,719	0.31%	267	28.79%	45	727	42.30%	2	(0)
0,5 to <0,75	673	190	69.53%	536	0.51%	120	33.44%	37	252	46.92%	1	(3)
0,75 to <2,5	651	128	51.61%	598	1.10%	184	36.95%	46	507	84.77%	2	(1)
2,5 to <10	310	96	63.25%	225	4.35%	144	38.31%	41	303	134.65%	4	(7)
10 to <100	75	15	53.06%	44	18.77%	53	46.42%	41	109	249.45%	4	(3)
100 to (Default)	249	1	46.73%	84	100.00%	38	41.65%	61	29	34.82%	35	(38)

Corporate	68,942	59,105	50.70%	98,658	8.49%	53,448	42.45%	63	50,396	51.08%	3,103	(5,116)

0,00 to <0,15	17,868	29,479	51.41%	34,961	0.11%	6,186	43.50%	76	9,941	28.43%	16	(40)
0,15 to <0,25	6,887	7,830	48.19%	10,975	0.20%	3,276	44.04%	44	4,703	42.85%	10	(72)
0,25 to <0,5	10,052	8,792	52.93%	14,553	0.31%	5,568	43.89%	60	7,673	52.72%	20	(44)
0,5 to <0,75	7,993	6,991	51.96%	11,340	0.50%	7,010	42.27%	56	7,229	63.75%	24	(50)
0,75 to <2,5	9,715	3,347	49.96%	10,714	1.11%	13,312	42.99%	52	9,069	84.64%	51	(53)
2,5 to <10	7,863	1,848	38.60%	7,506	3.87%	12,401	39.15%	53	8,154	108.63%	113	(565)
10 to <100	955	319	51.58%	959	16.71%	1,078	30.94%	43	1,467	152.91%	54	(58)
100 to (Default)	7,609	498	40.35%	7,649	100.00%	4,617	36.80%	70	2,161	28.25%	2,815	(4,234)

Equity	3,592	—	—	3,592	—	—	80.00%	—	4,896	136.30%	6	(391)

0,00 to <0,15	2,412	—	—	2,412	—	—	77.00%	—	2,866	118.83%	3	(391)
0,15 to <0,25	769	—	—	769	—	—	86.00%	—	1,342	174.46%	1	—
0,25 to <0,5	316	—	—	316	—	—	90.00%	—	543	171.90%	1	—
0,5 to <0,75	95	—	—	95	1.00%	—	65.00%	—	144	152.23%	0	—
0,75 to <2,5	—	—	—	—	—	—	—	—	—	—	—	—
2,5 to <10	—	—	—	—	—	—	—	—	—	—	—	—
10 to <100	—	—	—	—	—	—	—	—	—	—	0	—
100 to (Default)	—	—	—	—	—	—	—	—	—	—	—	—

Retail - qualifying revolving (QRRE)	5,931	14,391	23.42%	9,302	6.62%	9,135,528	74.41%	—	7,376	79.29%	499	(512)

0,00 to <0,15	685	3,975	31.09%	1,921	0.04%	2,595,733	48.38%	—	27	1.41%	0	(1)
0,15 to <0,25	13	42	34.86%	28	0.21%	55,043	52.34%	—	2	5.96%	0	(0)
0,25 to <0,5	85	129	30.46%	125	0.30%	168,343	50.79%	—	10	7.98%	0	(0)
0,5 to <0,75	366	1,540	12.90%	564	0.51%	441,285	77.83%	—	103	18.22%	2	(2)
0,75 to <2,5	997	3,564	17.34%	1,615	1.19%	1,344,096	80.55%	—	611	37.81%	15	(12)
2,5 to <10	2,692	4,554	23.57%	3,766	5.32%	3,176,974	83.46%	—	4,149	110.17%	168	(153)
10 to <100	948	586	32.58%	1,139	21.62%	1,225,741	80.72%	—	2,469	216.80%	199	(221)
100 to (Default)	146	0	24.14%	146	100.00%	128,313	77.81%	—	6	4.20%	113	(124)

Retail - Residential mortgage exposures	83,659	5,190	4.98%	83,894	6.00%	1,142,943	18.66%	—	10,690	12.74%	983	(1,595)

0,00 to <0,15	56,559	3,732	4.98%	56,738	0.05%	811,018	17.43%	—	1,504	2.65%	5	(25)
0,15 to <0,25	3,205	50	4.94%	3,207	0.21%	37,146	22.34%	—	309	9.62%	1	(2)
0,25 to <0,5	4,529	448	4.98%	4,551	0.31%	67,560	21.52%	—	584	12.84%	3	(9)
0,5 to <0,75	3,133	260	4.98%	3,146	0.52%	44,265	21.84%	—	578	18.38%	4	(6)
0,75 to <2,5	5,285	417	4.98%	5,303	1.14%	68,893	21.70%	—	1,625	30.65%	13	(28)
2,5 to <10	5,327	218	4.98%	5,333	4.84%	61,633	20.85%	—	3,629	68.04%	53	(507)
10 to <100	1,198	65	4.98%	1,201	19.63%	14,103	22.51%	—	1,536	127.90%	53	(78)
100 to (Default)	4,423	0	4.52%	4,415	100.00%	38,325	19.27%	—	924	20.94%	851	(939)

Retail - SME	2,621	676	61.43%	3,033	8.64%	97,469	60.08%	—	1,500	49.46%	164	(137)

0,00 to <0,15	62	38	58.40%	84	0.14%	3,739	58.75%	—	12	14.75%	0	(1)
0,15 to <0,25	97	53	60.27%	129	0.20%	4,902	59.23%	—	25	19.38%	0	(1)
0,25 to <0,5	208	92	61.01%	265	0.31%	9,016	58.94%	—	68	25.75%	0	(2)
0,5 to <0,75	319	99	62.44%	380	0.51%	11,766	60.41%	—	135	35.49%	1	(4)
0,75 to <2,5	843	228	61.86%	984	1.20%	30,884	60.13%	—	515	52.34%	7	(12)
2,5 to <10	818	150	60.63%	907	4.30%	31,380	60.03%	—	631	69.64%	23	(21)
10 to <100	80	15	72.64%	90	15.08%	1,862	56.06%	—	80	88.43%	8	(9)
100 to (Default)	194	2	45.05%	195	100.00%	3,920	64.03%	—	34	17.31%	125	(88)

Other retail exposures	7,053	6	42.37%	7,055	6.84%	714,520	52.79%	—	2,523	35.76%	207	(333)

0,00 to <0,15	2,924	1	32.49%	2,924	0.06%	239,268	53.75%	—	261	8.92%	1	(3)
0,15 to <0,25	298	0	34.16%	298	0.19%	37,016	57.27%	—	72	24.00%	0	(1)
0,25 to <0,5	542	1	51.10%	542	0.32%	63,309	57.99%	—	185	34.15%	1	(2)
0,5 to <0,75	480	1	53.99%	480	0.56%	55,567	57.45%	—	224	46.55%	2	(3)
0,75 to <2,5	849	1	51.99%	849	1.20%	104,404	54.29%	—	521	61.32%	5	(7)
2,5 to <10	1,452	1	49.85%	1,452	4.40%	162,027	48.89%	—	1,079	74.29%	31	(34)
10 to <100	136	0	27.63%	136	21.68%	18,757	50.14%	—	156	115.30%	15	(23)
100 to (Default)	373	1	—	373	100.00%	34,172	40.80%	—	25	6.81%	152	(260)

Total Advanced Approach	202,857	86,411	42.53%	220,612	6.78%	11,145,698	34.04%	32	81,356	36.88%	5,028	(8,217)

(1)	PD intervals according to RPDR document
(2)	Calculated as EAD after CCF for off-balance exposures over total off-balance exposure before CCF
(3)	Corresponds to PD by EAD-weighted debtor category
(4)	Corresponds to LGD by EAD-weighted debtor category
(5)	Corresponds to the EAD-weighted debtor expiration in days

With the aim of providing backtesting data to validate the reliability of PD calculations, the table below gives a comparison of the PDs used in IRB capital calculations with the effective default rates of the Group’s obligors for credit and counterparty credit risks.

Specifically, the table compares the PD used in calculating capital by the advanced approach with the effective default rates of obligors.

The structure of the table is that recommended by the Basel Committee on Banking Supervision (BCBS) in its Revised Pillar 3 Disclosure Requirements. However, some flexibility is permitted in its interpretation.

The criteria adopted for presenting the information of the table are as follows:

•	Portfolio: The breakdown of the portfolios corresponds to that recommended by the RPDR, excluding the equity positions.

•	PD scale: Corresponds to the master rating scale in section 3.2.5.1.2 (Table 26).

•	External rating equivalent: Uses the equivalence between the PDs and the external ratings described in section 3.2.1.5.1.2.

•	Weighted PD and arithmetic average PD by obligors: Uses the PD after mitigation techniques i.e. that associated with guarantors.

•	Number of obligors: Presents the obligors at the close of the year and at the close of the previous year.

•	Defaulted obligors: For the purpose of guaranteeing the traceability of the table, columns “g” and “h” of the table included in the RPDR have been combined to report the information on transactions/customers that defaulted at some time in the last 12 months, so that the defaulted debtors in the last year are shown for each PD interval, except for the 100%-Default range, in which the accumulated defaults for the year are shown.

•	Default rate: This presents the annual default rate, which is calculated as the defaults in the year divided by the total number of obligors the previous year.

TABLE 28: CR9 - Advanced Measurement Approach: Backtesting of probability of Default (PD) per portfolio

PD Range	External rating equivalent	Weighted average PD	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	Average historical annual default rate
				December 2015	December 2016
Sovereigns		1.06%	1.00%	168	143	11	7.69%

0.00<0.02	AAA	0.01%	—	4	10	2	20.00%
0.02<0.03	AA+	0.02%	0.02%	2	4	—	—
0.03<0.04	AA	0.03%	0.03%	1	8	—	—
0.04<0.05	AA-	0.04%	0.04%	4	7	—	—
0.05<0.06	A+	0.05%	0.05%	3	6	—	—
0.06<0.09	A	0.08%	0.08%	21	1	—	—
0.09<0.11	A-	0.10%	0.10%	7	48	4	8.33%
0.11<0.17	BBB+	0.14%	0.14%	5	13	—	—
0.17<0.24	BBB	0.19%	0.23%	19	4	1	25.00%
0.24<0.39	BBB-	0.31%	0.31%	19	4	—	—
0.39<0.67	BB+	0.50%	0.50%	12	3	—	—
0.67<1.16	BB	0.88%	0.88%	7	—	—	—
1.16<1.94	BB-	1.50%	1.50%	3	5	3	60.00%
1.94<3.35	B+	2.54%	3.19%	30	6	—	—
3.35<5.81	B	5.01%	5.01%	2	1	1	100.00%
5.81<10.61	B-	7.88%	7.88%	6	4	—	—
10.61<100	C	21.22%	21.22%	4	4	—	—
100.00 (incumplimiento)	D	100.00%	100.00%	19	15

Banks		0.43%	2.37%	2,604	4,299	24	0.56%

0.00<0.02	AAA	0.03%	—	15	17	—	—
0.02<0.03	AA+	0.03%	—	12	11	—	—
0.03<0.04	AA	0.03%	0.03%	22	17	—	—
0.04<0.05	AA-	0.04%	0.04%	153	89	—	—
0.05<0.06	A+	0.05%	0.05%	299	214	—	—
0.06<0.09	A	0.08%	0.08%	259	230	—	—
0.09<0.11	A-	0.10%	0.10%	402	316	3	0.95%
0.11<0.17	BBB+	0.14%	0.15%	232	1,097	5	0.46%
0.17<0.24	BBB	0.20%	0.20%	192	871	3	0.34%
0.24<0.39	BBB-	0.31%	0.31%	313	480	6	1.25%
0.39<0.67	BB+	0.51%	0.51%	155	292	1	0.34%
0.67<1.16	BB	0.88%	0.91%	126	115	1	0.87%
1.16<1.94	BB-	1.50%	1.50%	137	80	—	—
1.94<3.35	B+	2.55%	2.62%	80	59	—	—
3.35<5.81	B	4.41%	—	34	49	4	8.16%
5.81<10.61	B-	7.85%	8.26%	50	31	—	—
10.61<100	C	21.00%	21.41%	85	92	1	1.09%
100.00 (incumplimiento)	D	100.00%	100.00%	38	239

Corporate		8.49%	7.06%	56,746	48,500	844	1.74%

0.00<0.02	AAA	0.03%	—	21	15	—	—
0.02<0.03	AA+	0.03%	—	36	26	—	—
0.03<0.04	AA	0.03%	0.03%	42	43	—	—
0.04<0.05	AA-	0.04%	0.04%	16	23	1	4.35%
0.05<0.06	A+	0.05%	0.05%	51	65	1	1.54%
0.06<0.09	A	0.08%	0.08%	222	190	2	1.05%
0.09<0.11	A-	0.10%	0.10%	3,127	1,867	4	0.21%
0.11<0.17	BBB+	0.14%	0.14%	3,156	2,216	11	0.50%
0.17<0.24	BBB	0.20%	0.20%	3,591	2,823	7	0.25%
0.24<0.39	BBB-	0.31%	0.31%	5,994	3,742	14	0.37%
0.39<0.67	BB+	0.50%	0.51%	7,521	5,133	53	1.03%
0.67<1.16	BB	0.85%	0.90%	7,382	4,601	62	1.35%
1.16<1.94	BB-	1.39%	1.50%	6,764	4,115	76	1.85%
1.94<3.35	B+	2.33%	2.54%	6,026	3,505	113	3.22%
3.35<5.81	B	3.91%	4.72%	3,573	2,296	124	5.40%
5.81<10.61	B-	7.33%	9.38%	3,374	2,773	247	8.91%
10.61<100	C	16.71%	18.07%	1,123	641	129	20.12%
100.00 (incumplimiento)	D	100.00%	100.23%	4,727	14,426

PD Range	External rating equivalent	Weighted average PD	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	Average historical annual default rate
				December 2015	December 2016
Retail - qualifying revolving (QRRE)		6.62%	6.36%	9,135,528	9,415,222	491,716	5.22%

0.00<0.02	AAA	0.03%	—	1,910,664	1,561,168	233	0.01%
0.02<0.03	AA+	0.03%	—	173,347	139,554	61	0.04%
0.03<0.04	AA	0.03%	0.03%	59,020	49,069	36	0.07%
0.04<0.05	AA-	0.04%	0.04%	81,096	78,235	44	0.06%
0.05<0.06	A+	0.05%	0.05%	54,909	156,279	221	0.14%
0.06<0.09	A	0.07%	0.07%	115,188	100,493	115	0.11%
0.09<0.11	A-	0.10%	0.10%	51,810	61,972	95	0.15%
0.11<0.17	BBB+	0.14%	0.14%	149,699	128,544	325	0.25%
0.17<0.24	BBB	0.21%	0.20%	55,043	49,934	129	0.26%
0.24<0.39	BBB-	0.30%	0.30%	168,343	145,355	624	0.43%
0.39<0.67	BB+	0.51%	0.52%	441,285	391,146	2,365	0.60%
0.67<1.16	BB	0.89%	0.88%	726,188	745,769	7,111	0.95%
1.16<1.94	BB-	1.55%	1.54%	617,908	766,266	13,728	1.79%
1.94<3.35	B+	2.61%	2.61%	933,414	1,003,420	28,776	2.87%
3.35<5.81	B	4.46%	4.44%	1,019,817	961,542	50,857	5.29%
5.81<10.61	B-	7.84%	7.80%	1,223,743	1,757,651	107,415	6.11%
10.61<100	C	21.62%	21.73%	1,225,741	1,211,493	279,581	23.08%
100.00 (incumplimiento)	D	100.00%	100.00%	128,313	107,332

Retail - Residential mortgage exposures		6.00%	3.98%	1,142,943	929,554	12,511	1.27%

0.00<0.02	AAA	0.03%	0.03%	345,748	315,221	74	0.02%
0.02<0.03	AA+	0.03%	0.03%	81,098	86,142	90	0.10%
0.03<0.04	AA	0.03%	0.03%	15,798	10,622	17	0.16%
0.04<0.05	AA-	0.05%	0.05%	114,384	129,783	133	0.10%
0.05<0.06	A+	0.06%	0.06%	42,790	4,039	7	0.17%
0.06<0.09	A	0.07%	0.07%	68,091	71,324	132	0.19%
0.09<0.11	A-	0.10%	0.10%	64,817	12,245	56	0.46%
0.11<0.17	BBB+	0.15%	0.15%	78,292	47,633	136	0.29%
0.17<0.24	BBB	0.21%	0.21%	37,146	35,614	160	0.45%
0.24<0.39	BBB-	0.32%	0.31%	67,560	31,187	159	0.51%
0.39<0.67	BB+	0.52%	0.53%	44,265	26,117	152	0.58%
0.67<1.16	BB	0.87%	0.89%	38,006	25,606	440	1.72%
1.16<1.94	BB-	1.47%	1.50%	30,887	21,627	699	3.23%
1.94<3.35	B+	2.72%	2.72%	23,370	16,690	1,313	7.87%
3.35<5.81	B	4.33%	4.34%	16,132	14,911	2,052	13.76%
5.81<10.61	B-	7.43%	7.42%	22,131	20,902	3,347	16.01%
10.61<100	C	19.63%	20.55%	14,103	12,471	3,544	28.42%
100.00 (incumplimiento)	D	100.00%	100.00%	38,325	47,420

Retail - SME		8.64%	6.24%	98,936	91,375	1,290	1.41%

0.00<0.02	AAA	—	—	—	—	—	—
0.02<0.03	AA+	—	—	—	—	—	—
0.03<0.04	AA	—	—	—	—	—	—
0.04<0.05	AA-	—	—	—	—	—	—
0.05<0.06	A+	—	—	—	—	—	—
0.06<0.09	A	0.07%	0.07%	1	—	—	—
0.09<0.11	A-	0.10%	0.10%	314	210	—	—
0.11<0.17	BBB+	0.14%	0.14%	3,440	2,301	12	0.52%
0.17<0.24	BBB	0.20%	0.20%	4,947	3,366	1	0.03%
0.24<0.39	BBB-	0.31%	0.31%	9,106	6,272	5	0.08%
0.39<0.67	BB+	0.51%	0.51%	11,898	9,001	35	0.39%
0.67<1.16	BB	0.88%	0.88%	15,030	12,190	72	0.59%
1.16<1.94	BB-	1.50%	1.50%	16,388	13,102	131	1.00%
1.94<3.35	B+	2.55%	2.56%	14,503	13,150	209	1.59%
3.35<5.81	B	4.41%	4.42%	9,565	7,799	252	3.23%
5.81<10.61	B-	8.19%	8.43%	7,932	7,487	360	4.81%
10.61<100	C	15.14%	16.03%	1,892	1,290	213	16.51%
100.00 (incumplimiento)	D	100.00%	100.00%	3,920	15,207

Other retail exposures		6.84%	6.53%	714,530	1,161,887	11,592	1.00%

0.00<0.02	AAA	0.03%	0.03%	84,643	220,128	16	0.01%
0.02<0.03	AA+	0.03%	0.03%	12,793	46,385	5	0.01%
0.03<0.04	AA	0.03%	0.03%	29,546	32,203	4	0.01%
0.04<0.05	AA-	0.04%	0.04%	1,358	6,395	—	—
0.05<0.06	A+	0.05%	0.05%	16	48,552	7	0.01%
0.06<0.09	A	0.07%	0.07%	43,750	62,451	23	0.04%
0.09<0.11	A-	0.10%	0.10%	14,501	13,405	15	0.11%
0.11<0.17	BBB+	0.13%	0.13%	52,661	59,725	66	0.11%
0.17<0.24	BBB	0.19%	0.19%	37,017	40,045	118	0.29%
0.24<0.39	BBB-	0.32%	0.32%	63,309	75,020	255	0.34%
0.39<0.67	BB+	0.56%	0.55%	55,569	60,310	312	0.52%
0.67<1.16	BB	0.89%	0.89%	54,822	130,743	564	0.43%
1.16<1.94	BB-	1.54%	1.54%	49,584	46,737	716	1.53%
1.94<3.35	B+	2.63%	2.62%	56,271	178,646	868	0.49%
3.35<5.81	B	4.47%	4.48%	73,417	51,803	1,642	3.17%
5.81<10.61	B-	7.45%	7.49%	32,343	30,838	1,672	5.42%
10.61<100	C	21.68%	21.28%	18,758	25,871	5,309	20.52%
100.00 (incumplimiento)	D	100.00%	100.00%	34,172	32,630

Total Advanced Approach		5.37%	6.25%	11,151,455	11,650,980	517,988	4.42%

The information contained in the above tables is set out below in graphic format (including counterparty credit risk):

CHART 5: Advanced measurement approach: EAD by obligor category

CHART 6: Advanced measurement approach: Weighted average weighted PD by EAD

CHART 7: Advanced measurement approach: Weighted average DLGD by EAD

CHART 8: Advanced measurement approach: RWAs by obligor category

The following table presents the main variations in the year in terms of RWAs for the Credit Risk advanced measurement approach:

TABLE 29: EU CR8 - Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach

	(Millions of euros)	RWA amounts	Capital Requirements
1	RWA’s 2015	92,339	7,387
2	Asset size	(3,128)	(250)
3	Asset quality	1,018	81
4	Model updates	—	—
5	Methodology and policy	(3,497)	(280)
6	Acquisitions and disposals	—	—
7	Foreign exchange movements	(1,884)	(151)
8	Other	(154)	(12)
9	RWA’s 2016	84,694	6,775

The following are the main variations in the credit risk-weighted assets in 2016, determined by the advanced measurement approach:

•	Asset size: There has been a drop in the exposures calculated by the advance measurement approach owing to the general deleveraging of credit exposure that has occurred in Spain, particularly in retail exposure secured by real estate collateral, which has in part been offset by the good loan-book behavior in Bancomer.

•	Methodology and policies: There has been a drop of approximately 3.6 million euros in exposure to Autonomous Communities and Local Authorities in Spain, which have sovereign guarantees, in accordance with article 56 of Royal Decree 84/2015 dated February 13, which implements Act 10/2014, dated June 26, on the regulation, supervision and solvency of credit institutions. This reduction includes the part from integrating Catalunya Caixa.

•	Currency movements: There has been a general depreciation of currencies that has reduced the amount of risk exposure for the corresponding Group subsidiaries. In this case, the exposure reduction in currency movements can practically entirely be put down to the depreciation of the Mexican peso against the euro.

3.2.5.3. Comparative analysis of the estimates made

The following charts compare the expected loss adjusted to the cycle calculated according to the Group’s core internal models approved by the Bank of Spain, with the effective loss incurred between 2001 and 2016. They also present the average effective loss between 2001 and 2016 in accordance with the following:

•	Estimated expected loss calculated with the internal models calibrated to 2016[2], and adjusted to the economic cycle (light green line), i.e. the annual average expected loss in an economic cycle.

•	Effective loss (light blue dotted line) calculated as the ratio of gross additions to NPA over the average observed exposure multiplied by the estimated point in time severity[3].

•	Effective average loss (2001-2016), which is the average of effective losses for each year (light blue solid line).

[2]	Given that in 2016 no calibration was carried out for the models in Spain, 2015 data are used.
[3]	The LGD (PIT) methodology allows for a better approximation of observed losses. For more recent years, given that the recovery processes have not concluded, the best estimate of final LGD is included.

The effective loss is the annual loss incurred. It must be less than the expected loss adjusted to the cycle in the best years of an economic cycle, and greater during years of crisis.

The comparison has been made for the portfolios of Mortgages, Consumer Finance Credit Cards and (2004-2015) Autos (retail), and SMEs and Developers (2009-2015), all of them in S&P. In Mexico, the comparison has been carried out for the Credit Card portfolio (2005-2016 window) and SMEs and Large Companies (2005-2016 window). Regarding the categories of Institutions (Public and Financial Institutions) and Corporate, historical experience shows that there is such a small number of defaulted exposures (Low Default Portfolios) that it is not statistically significant, and hence the reason the comparison is not shown.

The charts show that during the years of biggest economic growth, in general the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models.

The contrary was the case after the start of the crisis. This is in line with the major economic slowdown and the financial difficulties of households and companies, above all in the case of developers and construction companies.

The fact that in some portfolios the average observed loss is greater than the estimated loss is coherent with the fact that the observed time window may be worse than what would be expected in a complete economic cycle. In fact, this window has fewer expansive years (6) than crisis years (10). This is not representative of a complete economic cycle

Retail Mortgages:

Starting in 2007, the effective losses are above the expected loss adjusted to the cycle, as they are losses incurred in years of crisis. The effective losses are slightly greater than the cycle-adjusted figures given the sampled number of years entailing more years of crisis than growth.

CHART 9: Comparative analysis of expected loss: Retail mortgages

Consumer finance:

The chart shows that during the years of biggest economic growth the effective loss was lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. This is in line with the major economic slowdown and the financial difficulties of households. For 2016 a loss is expected in accordance with the loss adjusted to the cycle.

CHART 10: Comparative analysis of expected loss: Consumer finance

Credit cards:

As in the case of Mortgages and Consumer Finance, the observed loss is lower than the Expected Loss adjusted to the cycle calculated using internal models at best periods of the cycle, and higher during its worst periods.

CHART 11: Comparative analysis of expected loss: Credit cards

Automobiles:

In the case of the Automobile portfolio, the expected loss adjusted to the cycle continues to be higher than the average effective losses for the last fifteen years, which suggests the conservative nature of the estimate.

CHART 12: Comparative analysis of expected loss: Automobiles

SMEs and Developers:

Due to a methodological change in the estimate of LGD, only the expected loss for the 2009-2015 window is shown for the SME and Developer portfolios. It can be seen that since 2009 the observed losses are much higher than the average expected losses in the cycle. This is because the major difficulties suffered by companies in the years of crisis, particularly those in the Construction and Developer businesses.

CHART 13: Comparative analysis of expected loss: SMEs and Developers

The PD series is shown below for these very same portfolios, with the data from 2002 to 2016. Similar to the remaining portfolios, the observed series is much lower than the one adjusted to the cycle until 2007, calculated with the internal models in the best moments of the cycle, and greater during the lowest moments.

CHART 14: Comparative analysis of expected loss: PD´s of Corporates and Developers

Mexico Credit Cards:

In the case of Bancomer’s credit cards portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is unrepresentative of a complete economic cycle (the estimate would be considering comparatively more years of crisis than of economic growth).

CHART 15: Comparative analysis of expected loss: Mexico Credit Cards

Mexico Corporates:

In the case of Bancomer’s Corporates portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is different from the window of a complete economic cycle (the estimate would be considering comparatively more years of crisis than of economic growth). The expected loss for 2012 is influenced by the recovery management carried out in 2015. This management particularly affects the 2012 defaults resulting in LGDs lower than in previous years. In Mexico it is defined as the complete cycle for the period 2002-2011.

CHART 16: Comparative analysis of expected loss: Mexico Corporates

3.2.5.3.1. Impairment losses (IRB)

The table below shows the balances of provisions for credit and counterparty credit risks, by exposure categories, as of December 31, 2016 and December 31, 2015.

Table 30: Balance of risk provisions, by exposure category

(Millions of euros)
Category of exposure	Loan-loss provisions	Loan-loss provisions
	2016	2015
Central governments or central banks	78	19
Institutions	61	106
Corporates	5,279	5,976
Retail	2,577	2,510
Of which: Secured by real estate collateral	1,595	1,533
Of which: Qualifying revolving retail	512	462
Of which: Other retail assets	470	515

TOTAL	7,994	8,611

3.2.5.4. Weightings of specialized lending exposures

The solvency regulation stipulates that the consideration of specialized lending companies is to apply to legal entities with the following characteristics:

•	The exposure is to an entity created specifically to finance and/or operate physical assets

•	The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.

•	The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.

The table below shows the exposure assigned to each of the risk weightings of exposure to specialized lending (including counterparty credit risk) as of December 31, 2016, broken down into exposures in HVCRE (high volatility commercial real estate) and other than HVCRE; and by type of finance (project finance, object finance, commodities finance and income producing real state), respectively:

TABLE 31: CR10 (1) – Specialized lending by risk weightings

12/31/2016 (Millions of euros)
Specialized lending
Other than HVCRE
Regulatory categories	Remaining Maturity	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)					RWA	Expected Losses
					PF	OF	CF	IPRE	Total
Strong	Less than 2.5 years	—	—	50%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	3,147	3,693	70%	4,168	—	—	—	4,168	2,918	17
Good	Less than 2.5 years	728	1,075	70%	957	—	—	—	957	670	4
	Equal to or more than 2.5 years	2,399	2,727	90%	2,713	337	—	—	3,050	2,745	24
Satisfactory		1,042	1,298	115%	1,429	—	—	—	1,429	1,644	39
Weak		439	849	250%	658	—	—	—	658	1,645	52
Default		143.86	—	—	288	—	—	—	288	—	—

Total		7,899	9,641	—	10,215	337	—	—	10,552	9,622	135

(1)	Corresponds to the amount of the net exposure of provisions and cancellations
(2)	It corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques
(3)	Corresponds to exposure value after CRM and CCF

12/31/2016 (Millions of euros)
HVCRE
Regulatory categories	Remaining Maturity	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)					RWA	Expected Losses
Strong	Less than 2.5 years	90	73	70%	—	—	—	—	125	88	1
	Equal to or more than 2.5 years	—	—	95%	—	—	—	—	—	—	—
Good	Less than 2.5 years	—	—	95%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	120%	—	—	—	—	—	—	—
Satisfactory		—	—	140%	—	—	—	—	—	—	—
Weak		—	—	250%	—	—	—	—	—	—	—
Default		—	—	—	—	—	—	—	—	—	—

Total		90	73		—	—	—	—	125	88	1

(1)	Corresponds to the amount of the net exposure of provisions and cancellations
(2)	It corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques
(3)	Corresponds to exposure value after CRM and CCF

3.2.5.5. Risk weightings of equity exposures

The following table presents the exposures assigned to each one of the risk weightings of equity exposures as of December 31, 2016.

TABLE 32: CR10 (2) Equity exposures under Simple Risk-weight Method by risk weightings

12/31/2016 (Millions of euros)
Equities under the simple risk-weight approach
Categories	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)	RWA
Private Equity Exposures	817	—	190%	840	1,595
Exchange-traded equity exposures	198	—	290%	198	575
Other Equity Exposures	113	—	370%	113	417

Total	1,128	—		1,151	2,587

(1)	Corresponds to the amount of the net exposure of provisions and cancellations
(2)	It corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques
(3)	Corresponds to exposure value after CRM and CCF

In addition, section 3.4 shows detailed information on structural equity risk.

3.2.6. Information on counterparty credit risk

Counterparty exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and resale transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.

The following chart illustrates the amount in terms of EAD of the counterparty credit risk, broken down by product and risk:

TABLE 33: Counterparty credit risk. EAD derivatives by product and risk

(Millions of euros) 2016	Currency risk	Interest rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	3,901	2	7	—	—	—	3,910
FRAs	—	8	—	—	—	—	8
Swaps	—	19,186	34	—	—	—	19,220
Options	379	2,515	1,137	1	—	—	4,031
Other products	—	—	—	—	704	—	704

TOTAL	4,280	21,711	1,178	1	704	—	27,873

(Millions of euros) 2015	Currency risk	Interest rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	4,070	2	7	—	—	—	4,079
FRAs	—	8	—	—	—	—	8
Swaps	—	20,016	36	—	—	—	20,051
Options	395	2,624	1,186	1	—	—	4,205
Other products	—	—	—	—	734	—	734

TOTAL	4,465	22,649	1,229	1	734	—	29,078

CHART 17: EAD for derivatives broken down by risk

3.2.6.1. Policies on managing counterparty credit risk

3.2.6.1.1. Methodology: allocation of internal capital and limits to exposures subject to counterparty credit risk

The Group has an economic model for calculating internal capital through exposure to counterparty credit risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to measure the credit exposures for each of the counterparties for which the entity operates.

The generation of exposures is undertaken in a manner that is consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval.

The exposures are generated from 500 different scenarios using the Monte Carlo method for risk factors (subject to counterparty credit risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or netting agreements as applicable).

The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.

The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for the possible maturity subsequent to one year of the operations in a similar vein to the general approach adopted by Basel for the treatment of credit risk.

Counterparty limits are specified within the financial programs authorized for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum term for the operation.

The businesses that generate counterparty credit risk are subject to risk limits that control both bilateral risk and risk with CCPs. When setting these limits for each business area, and to ensure their correct application, the corresponding capital consumption and revenue generated by this operation are taken into account.

There is also a risks committee that analyzes individually the most significant transactions to evaluate (among other aspects) the relationship between profitability and risk.

The use of transactions within the limits is measured in terms of mark-to-market valuation plus the potential risk using the Monte Carlo Simulation methodology (95% confidence level) and bearing in mind possible mitigating factors (such as netting, break clauses or collateral contracts).

Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and availabilities established for the different counterparties and clients. This control is completed by independent units of the business area to guarantee proper segregation of functions.

3.2.6.1.2. Policies for ensuring the effectiveness of collaterals and establishing the value adjustments for impairment to cover this risk

The Group negotiates agreements with its customers to mitigate counterparty credit risk within the legal frameworks applicable in each of the countries where it operates. These agreements regulate the exchange of guarantees as a mechanism to reduce exposure derived from transactions that generate counterparty credit risk.

The assets covered by these agreements include cash, as well as financial assets with a high asset quality. In addition, the agreements with customers include mechanisms that allow the immediate replacement of the collateral if its quality is impaired (for example, a reduction in the market value or adverse changes in the asset rating).

Mitigation by netting transactions and by collateral only reduces the consumption of limits and capital if there is a positive opinion on their immediate effectiveness in case of the counterparty’s default or insolvency.

The MENTOR tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, said tool feeds the applications responsible for estimating counterparty credit risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.

Likewise, there is also an application that reconciles and adjusts the positions serving the Collateral and Risks units.

In order to guarantee the effectiveness of collateral contracts, the Group carries out a daily monitoring of the market values of the operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily.

If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms they are reported by the Collateral unit to the Risks unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes a description by counterparty of the exposure and collateral, making special reference to those guarantee deficits at or beyond the set warning levels.

Financial assets and liabilities may be the object of netting, in other words presentation for a net amount in the balance sheet, only when the Group’s entities comply with the provisions of IAS 32—Paragraph 42, and thus have the legally obliged right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common types of events that trigger netting of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, restructuring or the winding up of the entity.

In the current market context, derivatives are contracted under different framework contracts, with the most general being those developed by International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Financial Operations Contract (FAFT). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. In addition, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.

At the same time, the Group has a high volume of assets bought and sold under repurchase agreements traded through clearing houses that use mechanisms to reduce counterparty credit risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.

The following summary table presents the potential effects of netting and collateral agreements in derivative operations as of December 31, 2016:

TABLE 34: Assets and liabilities subject to contractual netting rights

				Non-offsetted gross amount
12/31/2016 (Millions of euros) Offsetting of financial instruments	Gross Recognized Amount (A)	Offsetted balance sheet amounts (B)	Net amount presented on balance sheet (C=A-B)	Amount related to recognized financial instruments	Collateral (including cash)	Net amount (E=C-D)
Assets
Trading and hedging derivatives	61,757	13,587	48,170	32,146	6,571	9,453
Repurchase agreement (Repos)	25,593	2,912	22,681	23,080	174	-573

Total assets	87,350	16,499	70,851	55,226	6,745	8,880

Liabilities
Trading and hedging derivatives	60,518	14,080	46,439	32,146	7,272	7,021
Repurchase agreements (Repos)	49,475	2,912	46,563	47,915	176	-1,528

Total liabilities	109,993	16,991	93,001	80,061	7,448	5,492

3.2.6.1.3. Policies regarding the risk of adverse effects occurring due to correlations

Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality me (wrong-way-exposures).

The Group has specific policies for treating these kinds of exposures, which establish:

•	How to identify transactions subject to adverse correlation risk.

•	A specific admission procedure transaction by transaction.

•	Measurements appropriate to the risk profile with adverse correlation.

•	Control and monitoring of the operation.

3.2.6.1.4. Impact of collaterals in the event of a downgrade in their asset quality

Regarding derivatives operations, as a general policy, the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.

The general criterion applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through mark-to-market valuation.

3.2.6.2. Amounts of counterparty credit risk

The original exposure for the counterparty credit risk of derivatives, according to Chapter 6 of the CRR, can be calculated using the following methods: original risk, mark-to-market valuation, standardized and internal models.

The Group calculates the value of exposure to risk through the mark-to-market method, obtained as the aggregate of the positive mark-to-market value after contractual netting agreements plus the potential future risk of each transaction or instrument.

Below is a breakdown of the amount in terms of original exposure, EAD and RWAs:

TABLE 35: Positions subject to counterparty credit risk in terms of EO, EAD and RWAs

(Millions of euros) Exposure categories and risk types	2016
	Securities financing transactions			Derivatives and transactions with deferred settlement			From contractual netting between products
	OE	EAD	RWAs	OE	EAD	RWAs	OE	EAD	RWAs
Central governments or central banks	4,072	3,855	51	13	13	—	378	362	8
Regional governments or local authorities	—	—	—	4	4	1	23	23	5
Public sector entities	—	—	—	0	0	0	—	—	—
Multilateral Development Banks	—	—	—	—	—	—	—	—	—
Institutions	4,661	325	45	1,857	1,857	427	2,930	1,369	491
Corporates	6,461	1,342	957	1,461	1,461	1,448	1,180	1,140	948
Retail	—	—	—	48	48	32	12	12	7
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	0	0	0	0	0	0
Items associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings (CIU)	85	6	6	0	0	0	0	0	0
Other exposures	—	9,305	—	21	21	0	0	1,600	0

Total credit risk by the standardized approach	15,279	14,833	1,059	3,403	3,403	1,908	4,524	4,506	1,459

Central governments or central banks	428	428	4	31	31	10	98	98	36
Institutions	47,302	47,302	547	2,806	2,806	804	13,451	13,373	1,093
Corporates	—	—	—	534	534	398	3,117	3,117	2,153
Of which: SMEs	—	—	—	46	46	44	114	114	109
Of which: companies of specialized finance	—	—	—	251	251	236	1,337	1,337	1,241
Of which: other	—	—	—	237	237	118	1,665	1,665	803
Retail	—	—	—	2	2	1	4	4	2
Of which: Secured by real estate collateral	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving retail	—	—	—	—	—	—	—	—	—
Of which: Other retail assets	—	—	—	2	2	1	4	4	2
Other corporates: SMEs	—	—	—	2	2	1	4	4	2
Other corporates: No SMEs	—	—	—	0	0	0	0	0	0

Total credit risk by the advanced measurement approach	47,729	47,729	551	3,373	3,373	1,212	16,669	16,591	3,284

TOTAL CREDIT RISK	63,008	62,562	1,610	6,776	6,776	3,120	21,193	21,097	4,743

The amounts shown in the table above on credit risk include the counterparty credit risk in trading-book activity as shown below:

TABLE 36: Amounts of counterparty credit risk in the trading book

(Millions of euros)
	2016		2015
Counterparty Risk Trading Book Activities	Mtm Method	Internal Models (IMM)	Mtm Method	Internal Models (IMM)
Standardized Approach	276	—	330	—
Advanced Measurement Approach	353	—	382	—

TOTAL	629	—	712	—

The Group currently has a totally residual amount of capital requirements for trading-book activity liquidation risk.

The following table presents the amounts in million euros involved in the counterparty credit risk of derivatives as of December 31, 2016 and December 31, 2015:

TABLE 37: Counterparty credit risk. Exposure in derivatives. Netting effect and collateral

(Millions of euros)
Derivatives exposure. Netting effect and collateral	2016	2015
Gross positive fair value of the contracts (accounting perimeter)	45,787	44,439
Gross positive fair value of the contracts (solvency perimeter)	48,170	46,675
Add-on	15,629	14,523
Positive effects of netting agreements	(35,926)	(32,120)
Credit exposure after netting and before collateral assigned	27,873	29,078
Collateral assigned	(6,713)	(3,524)
Credit exposure in derivatives after netting and before collateral assigned	22,802	25,553
RWAs	7,863	9,045

The total exposure to counterparty credit risk, composed basically of repo transactions and OTC derivatives, is €91,435 million and €80,465 million, as of December 31, 2016 and 2015, respectively (after applying any netting agreements applicable).

Below is a complete overview of the methods used to calculate the regulatory requirements for counterparty credit risk and the main parameters of each method (excluding requirements for CVA and exposures offset through a CCP, which are shown in tables CCR2 and CCR8, respectively).

TABLE 38: CCR1 - Analysis of exposure to counterparty credit risk by method

	12/31/16 (Millions of euros)	Replacement Cost	Potential future exposure	EEPE	EAD post- CRM	RWA
1	Mark to market	38,454	12,477		22,251	7,640
2	Internal Model Method (for derivatives and SFTs)				—	—
3	Simple Approach for credit risk mitigation (for SFTs)				—	—
4	Comprehensive Approach for credit risk mitigation (for SFTs)				61,421	1,557
5	VaR for SFTs					—

6	Total	38,454	12,477	—	83,673	9,197

3.2.6.2.1. Counterparty credit risk by standardized approach

The following table presents a breakdown of exposure to counterparty credit risk (following mitigation and CCF techniques) calculated using the standardized method, by category of exposure and risk weighting:

TABLE 39: EU-CCR3- Standard method for exposure to CCR by regulatory portfolio and risk weightings

	12/31/2016
	Asset Classes/Risk Weight	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total	Of which: unrated
1	Sovereigns and their central banks	4,121	—	—	—	—	97	—	—	11	0	—	4,229	4,229
2	Non-central government public sector entities	—	—	—	—	27	—	—	—	—	—	—	27	27
3	Public sector entities	—	—	—	—	—	—	—	—	0	—	—	0	0
4	Multilateral development banks	—	—	—	—	—	—	—	—	—	—	—	—	—
5	International organisations	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Banks	—	523	197	—	2,120	381	—	—	329	1	—	3,551	3,359
7	Corporates	—	—	—	—	220	783	—	7	2,933	0	—	3,944	3,943
8	Retail	—	—	—	—	—	—	—	59	0	—	—	59	59
9	Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Other assets	10,925	—	—	—	—	—	—	—	7	0	—	10,932	10,855

11	Total	15,046	523	197	—	2,368	1,261	—	66	3,280	1	—	22,742	22,472

	12/31/2015
	Asset Classes/Risk Weight	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total	Of which: unrated
1	Sovereigns and their central banks	5,832	—	—	—	—	396	—	—	0	5	—	6,233	6,231
2	Non-central government public sector entities	0	—	—	—	64	—	—	—	—	—	—	64	64
3	Public sector entities	—	—	—	—	0	—	—	—	20	—	—	20	20
4	Multilateral development banks	—	—	—	—	—	—	—	—	—	—	—	—	—
5	International organisations	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Banks	2	2,853	—	—	2,836	586	—	8	836	1	—	7,122	6,991
7	Corporates	—	—	—	—	1	462	—	3	2,205	0	—	2,671	2,670
8	Retail	—	—	—	—	—	—	—	49	1	—	—	50	50
9	Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Other assets	1	—	—	—	46	—	—	—	76	3	—	126	126

11	Total	5,835	2,853	—	—	2,947	1,445	—	60	3,138	9	—	16,287	16,153

The following table presents the main variations in the period in terms of RWAs for the counterparty credit risk standardized approach:

TABLE 40: Variations in terms of RWAs for the counterparty credit risk standardized approach

(Millions of euros)	RWA amounts	Capital Requirements
RWA’s 2015	4,556	364
Asset size	431	34
Asset quality	(454)	(36)
Model updates	—	—
Methodology and policy	—	—
Acquisitions and disposals	—	—
Foreign exchange movements	(107)	(9)
Other	—	—

RWA’s 2016	4,426	354

In 2016 there have been no significant variations in counterparty credit risk-weighted assets, and they are in line with the credit risk variations explained in section 3.2.4 (Table 23).

3.2.6.2.2. Counterparty credit risk by advanced measurement approach

The following table presents the relevant parameters used to calculate the capital requirements for counterparty credit risk in the IRB models as of December 31, 2016:

TABLE 41: EU-CCR4 - Relevant parameters in the calculation of the RWAs by the advanced Counterparty Credit Risk method

12/31/2016 (Millions of euros)
PD Range (1)	EAD post-CRM and post-CCF	Average PD (2)	Number of Obligors	Average LGD (3)	Average Maturity (days) (4)	RWAs	RWA Density
Prudential Portfolio-AIRB method	66,106	0.36%	5,757	25.99%	46	3,571	5.40%

Sovereign	556	0.64%	9	12.94%	112	50	9.03%

0.00 to <0.15	73	0.03%	2	26.40%	90	9	12.19%
0.15 to <0.25	52	0.20%	2	44.00%	182	35	67.63%
0.25 to <0.5	1	0.31%	1	20.00%	151	0	34.12%
0.5 to <0.75	1	0.51%	1	20.00%	166	0	44.21%
0.75 to <2.5	429	0.79%	3	6.84%	73	5	1.26%
2.5 to <10	—	—	—	—	—	—	—
10 to <100	—	—	—	—	—	—	—
100 to (Default)	—	—	—	—	—	—	—

Banks	63,480	0.32%	973	25.58%	39	2,444	3.85%

0.00 to <0.15	52,247	0.08%	716	26.81%	39	1,720	3.29%
0.15 to <0.25	956	0.18%	45	19.21%	30	74	7.76%
0.25 to <0.5	4,353	0.28%	46	21.60%	38	145	3.33%
0.5 to <0.75	3,587	0.49%	35	14.34%	31	108	3.01%
0.75 to <2.5	1,255	1.25%	79	27.56%	38	125	9.94%
2.5 to <10	634	4.39%	20	23.12%	58	93	14.65%
10 to <100	448	19.29%	32	22.18%	55	179	39.91%
100 to (Default)	—	—	—	—	—	—	—

Corporates	2,062	1.39%	3,298	42.12%	82	1,074	52.07%

0.00 to <0.15	1,134	0.10%	485	42.39%	79	395	34.86%
0.15 to <0.25	234	0.19%	315	41.23%	64	103	43.95%
0.25 to <0.5	167	0.31%	426	43.38%	75	98	58.69%
0.5 to <0.75	244	0.51%	511	42.68%	81	188	77.10%
0.75 to <2.5	165	1.11%	834	39.72%	84	151	91.10%
2.5 to <10	96	4.50%	572	41.81%	106	128	132.94%
10 to <100	3	17.57%	45	42.24%	90	5	147.49%
100 to (Default)	18	100.00%	110	41.25%	94	6	34.60%

Retail - SME	6	6.25%	1,467	36.99%	—	3	45.66%

0.00 to <0.15	0	0.14%	16	40.00%	—	0	10.00%
0.15 to <0.25	0	0.20%	45	40.00%	—	0	14.44%
0.25 to <0.5	0	0.31%	90	40.05%	—	0	17.16%
0.5 to <0.75	0	0.51%	132	40.00%	—	0	23.57%
0.75 to <2.5	1	0.80%	534	26.69%	—	1	35.48%
2.5 to <10	3	5.10%	620	40.00%	—	2	48.58%
10 to <100	1	21.64%	30	40.00%	—	1	70.16%
100 to (Default)	—	—	—	—	—	—	—

Other retail exposures	0	1.23%	10	31.22%	—	0	50.68%

0.00 to <0.15	—	—	—	—	—	—	—
0.15 to <0.25	—	—	—	—	—	—	—
0.25 to <0.5	—	—	—	—	—	—	—
0.5 to <0.75	—	—	—	—	—	—	—
0.75 to <2.5	0	1.19%	4	40.00%	—	0	45.16%
2.5 to <10	0	1.28%	6	20.00%	—	0	57.73%
10 to <100	—	—	—	—	—	—	—
100 to (Default)	—	—	—	—	—	—	—

Total Advanced Method	66,106	0.36%	5,757	25.99%	46	3,571	5.40%

(1)	PD intervals according to RPDR document
(2)	Corresponds to PD by EAD- weighted debtor category
(3)	Corresponds to LGD by EAD- weighted debtor category
(4)	Corresponds to the EAD- weighted debtor expiration in days

The table below shows the main variations of the counterparty credit risk’s RWA by advanced approach during the period:

TABLE 42: EU-CCR7 - Variations in terms of RWAs for the advanced measurement Counterparty Risk approach

	(Millions of euros)	RWA amounts	Capital Requirements
1	RWA’s 2015	5,498	440

2	Asset size	248	20
3	Asset quality	(704)	(56)
4	Model updates	—	—
5	Methodology and policy	—	—
6	Acquisitions and disposals	—	—
7	Foreign exchange movements	(48)	(4)
8	Other	54	4

9	RWA’s 2015	5,048	404

The slight fall in RWAs for counterparty credit risk calculated by the advanced measurement approach can mainly be explained by the exposure quality.

3.2.6.2.3. Composition of collateral for counterparty credit risk exposures

Below is a table with a breakdown of all the types of collateral contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivative transactions and securities financing transactions as of December 31, 2016:

TABLE 43: CCR5 - Composition of collateral for counterparty credit risk exposures

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral		Fair Value of Collateral received	Fair Value of posted Collateral
12/31/2016 (Millions of euros)	Segregated (1)	Unsegregated (2)	Segregated (1)	Unsegregated (2)
Cash- domestic currency	1	2,193	21	100	21,909	31,397
Cash- other currencies	1,612	652	11	—	772	15,165
Domestic sovereign debt	—	—	—	—	8,363	29
Other sovereign debt	—	25	—	—	10,670	94
Government agency debt	—	12	—	9	109	1
Corporate bonds	—	2,205	—	—	1,870	39
Equity securities	—	0	—	—	—	9
Other collateral	—	13	—	—	2,067	0

Total	1,613	5,100	32	109	22,681	46,563

(*)	Only collaterals that are considered as capital mitigation are included
(1)	Refers to collateral that is held in a bankruptcy-remote manner in the meaning of Article 300 in the CRR.
(2)	Refers to collateral that is not held in a bankruptcy-remote manner.

3.2.6.2.4. Credit derivative transactions

The table below shows the amounts corresponding to transactions with credit derivatives, broken down into bought and sold derivatives:

TABLE 44: CCR6 – Counterparty credit risk. Credit derivative transactions

12/31/2016 (Millions of euros)	Protection Bought	Protection Sold
Notionals
Single-name credit default swaps	5,126	5,641
Index credit default swaps	1,654	1,609

Total return swaps	1,565	1,895

Credit options	100	50
Other credit derivatives	880	880

Total notionals	9,325	10,074

Fair Values	(34)	(43)
Positive fair value (asset)	112	150
Negative fair value (liability)	(145)	(193)

12/31/2015 (Millions of euros)	Protection Bought	Protection Sold
Notionals
Single-name credit default swaps	6,536	6,873
Index credit default swaps	8,320	8,403

Total return swaps	1,516	1,831

Credit options	200	250
Other credit derivatives	5	5

Total notionals	16,577	17,362

Fair Values	38	21
Positive fair value (asset)	262	239
Negative fair value (liability)	(224)	(217)

As of year-end 2016 and 2015, the Group did not use credit derivatives in brokerage activities as collateral.

3.2.6.3. CVA charge requirements

The surcharge for CVA in Capital refers to the additional surcharge in capital on account of the unexpected CVA adjustment loss, for which there are two approaches:

•	Standardized Approach (Art. 384 CRR): Application of a standard regulatory formula. The formula applied is an analytical approximation to the calculating of the CVA VaR by supposing that the counterparty spreads depend on a single systematic risk factor and on its own idiosyncratic factor, both variables distributed by independent normal distributions, assuming a 99% confidence level.

•	Advanced Approach (Art 383 CRR): based on the market risk VaR approach, which requires a calculation of the “CVA VaR”, assuming the same confidence level (99%) and time horizon (10 days), as well as a stressed scenario. As of December 31, 2016 and December 31, 2015, the Group has no surcharge for CVA calculated under the advanced approach.

Procedures for calculating the valuation adjustments and reserves

Credit valuation adjustments (CVA) and debit valuations adjustments (DVA) are incorporated into derivative valuations both of assets and liabilities, to reflect the impact on fair value of the counterparty credit risk and own credit risk, respectively. (See Note 8 of the Group’s Consolidated Financial Statements for more information).

Below are the amounts in million euros involved in the adjustments by credit risk as of December 31, 2016 and December 31, 2015:

TABLE 45: CCR2 - Credit risk. Capital requirement for credit valuation adjustment (CVA)

	12/31/2016 (Millions of euros)	EAD after CRM	RWA
	Total Portfolios subject to the advanced CVA capital charge	—	—
1	(i) VaR component (included 3x multiplier)	—	—
2	(ii) Stressed VaR component (included 3x multiplier)	—	—
3	All portfolios subject to the standardized CVA capital charge	10,181	2,321

4	Total subject to the CVA capital charge	10,181	2,321

	12/31/2015 (Millions of euros)	EAD after CRM	RWA
	Total Portfolios subject to the advanced CVA capital charge	—	—
1	(i) VaR component (included 3x multiplier)	—	—
2	(ii) Stressed VaR component (included 3x multiplier)	—	—
3	All portfolios subject to the standardized CVA capital charge	12,993	3,833

4	Total subject to the CVA capital charge	12,993	3,833

Below are the variations in terms of RWAs during the period:

TABLE 46: Variations in terms of RWAs per CVA

(Millions of euros)
CVA
RWA’s 2015	3,833
Effects Asset size	(1,512)
RWA’s 2016	2,321

The variations in terms of RWAs by CVA during the period are due to changes in the perimeter.

3.2.6.4. Exposures to central counterparties

The following table presents a complete overview of the exposures to central counterparties by type of exposure (arising from transactions, margins, contributions to the guarantee fund) and their corresponding capital requirements:

TABLE 47: CCR8 - Exposures to central counterparties

	12/31/2016 (Millions of euros)	EAD (after CRM)	RWA
1	Exposures to QCCPs (total)	6,587	242
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	4,633	119
3	(i) OTC Derivatives	435	13
4	(ii) Exchange-traded derivatives	427	9
5	(iii) Securities financing transactions	965	19
6	(iv) Netting sets where cross-product netting has been approved	2,806	79
7	Segregated initial margin	526	—
8	Non-segregated initial margin	1,116	30
9	Pre-funded default fund contributions	97	92
10	Unfunded default fund contributions	214	—
11	Exposures to non-QCCPs (total)	176	34
12	Exposures for trades at non-QCCPs (excluding initial margin and default to contributions; of which	176	34
13	(i) OTC Derivatives	—	—
14	(ii) Exchange-traded derivatives	—	—
15	(iii) Securities financing transactions	176	34
16	(iv) Netting sets where cross-product netting has been approved	—	—
17	Segregated initial margin	—	—
18	Non-segregated initial margin	—	—
19	Pre-funded default fund contributions	—	—
20	Unfunded default fund contributions	—	—

3.2.7. Information on securitizations

3.2.7.1. General characteristics of securitizations

3.2.7.1.1. Purpose of securitization

The Group’s current policy on securitization considers a program of recurrent issue, with a deliberate diversification of securitized assets that adjusts their volume to the Bank’s capital requirements and to market conditions.

This program is complemented by all the other finance and equity instruments, thereby diversifying the need to resort to wholesale markets.

The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorizations obtained directly from the Board of Directors or from the Executive Committee.

The main aim of securitization is to serve as an instrument for the efficient management of the balance sheet, above all as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitization instruments, such as freeing up of regulatory capital by transferring risk and the freeing of potential excess over the expected loss, provided that the volume of the first-loss tranche and the ability to transfer risk allow it.

3.2.7.1.2. Functions pursued in the securitization process and degree of involvement

The Group’s degree of involvement in its securitization funds is not usually restricted to the mere role of assignor and administrator of the securitized portfolio.

CHART 18: Functions carried out in the securitization process and degree of involvement of the Group

As can be seen in the above chart, the Group has usually taken additional roles such as:

•	Payment Agent.

•	Provider of the treasury account.

•	Provider of the subordinated loan and of the loan for start-up costs, with the former being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.

•	Administrative agent of the securitized portfolio

The Group has not assumed the role of sponsor of securitizations originated by third-party institutions.

The Group’s balance sheet maintains the first-loss tranches of all securitizations performed.

It is worth noting that the Group has maintained a consistent line in the generation of securitization operations since the credit crunch, which began in July 2007. Accordingly:

•	There have been no transfers of risk through synthetic securitizations. All operations have involved traditional securitizations with simple structures in which the underlying assets were loans or financial leasing.

•	It has not been involved in recurrent structures such as conduits or SIVs; instead, all of its issues have been one-offs.

3.2.7.1.3. Methods used for the calculation of risk-weighted exposures in its securitization activity

The methods used to calculate risk-weighted exposures in securitizations are:

•	The standardized approach: when this method is used for fully securitized exposures, in full or in a predominant manner if it involves a mixed portfolio.

•	The IRB approach: when internal models are used for securitized exposures, in full or in a predominant manner. Within the alternatives of the IRB approach, use is made of the model based on external ratings.

3.2.7.2. Accounting procedure for securitization

3.2.7.2.1. Criteria for removing or maintaining assets subject to securitization on the balance sheet

The accounting procedure for the transfer of financial assets depends on the manner in which the risks and benefits associated with securitized assets are transferred to third parties.

Financial assets are only removed from the consolidated balance sheet when the cash flows they generate have dried up or when their implicit risks and benefits have been substantially transferred out to third parties.

Group is considered to substantially transfer the risks and benefits when these account for the majority of the overall risks and benefits of the securitized assets.

When the risks and benefits of transferred assets are substantially conveyed to third parties, the financial asset transferred is removed from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

In many situations, it is clear whether the entity has substantially transferred all the risks and benefits associated with the transfer of an asset or not. However, when it is not sufficiently clear if the transfer took place or not, the entity evaluates its exposure before and after the transfer by comparing the variation in the amounts and the calendar of the net cash flows of the transferred asset. Therefore, if the exposure to the variation in the current value of the net cash flows of the financial asset does not significantly change as a result of the transfer, it is understood that the entity has not substantially transferred all the risks and benefits associated with the ownership of the asset.

When the risks and/or benefits associated with the financial asset transferred are substantially retained, the asset transferred is not removed from the consolidated balance sheet and continues to be valued according to the same criteria applied prior to the transfer.

In the specific case of securitization funds to which Group institutions transfer their loan-books, existing contractual rights other than voting rights are to be considered with a view to analyzing their possible consolidation. It is also necessary to consider the design and purpose of each fund, as well as the following factors, among others:

•	Evidence of the practical ability to direct the relevant activities of the funds according to the specific needs of the business (including the decisions that may arise in particular circumstances only).

•	Possible existence of special relationships with the funds.

•	The Group’s implicit or explicit commitments to back the funds.

•	Whether the Group has the capacity to use its power over the funds to influence the amount of the returns to which it is exposed.

Thus, there are cases where the Group is highly exposed to the existing variable returns and retains decision-making powers over the institution, either directly or through an agent. In these cases, the securitization funds are consolidated with the Group.

3.2.7.2.2. Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

In order for the Group to recognize the result generated on the sale of financial instruments, the sale has to involve the corresponding removal from the accounts, which requires the fulfillment of the requirements governing the substantial transfer of risks and benefits as described in the preceding point.

The result will be reflected on the income statement, being calculated as the difference between the book value and the net value received including any new additional assets obtained minus any liabilities assumed.

When the amount of the financial asset transferred matches the total amount of the original financial asset, the new financial assets, financial liabilities and liabilities for the provision of services, as appropriate, that are generated as a result of the transfer will be recorded according to their fair value.

3.2.7.2.3. Key hypothesis for valuing risks and benefits retained on securitized assets

The Group considers that a substantial withholding is made of the risks and benefits of securitizations when the subordinated bonds of issues are kept and/or it grants subordinated finance to the securitization funds that mean substantially retaining the credit losses expected from the loans transferred.

The Group currently has traditional securitizations only, and no synthetic securitizations.

3.2.7.3. Risk transfer in securitization activities

A securitization fulfills the criterion of significant and effective transfer of risk, and therefore falls within the solvency framework of the securitizations, when it meets the conditions laid down in Articles 244.2 and 243.2 of the CRR.

3.2.7.4. Securitization exposure in the banking book and the financial instruments held for trading

The table below shows the amounts in terms of EAD of investment and trading portfolio by type of exposure:

TABLE 48: SEC1 - Securitization exposure in the banking book

		Bank acts as originator			Bank acts as sponsor			Bank acts as investor
	12/31/2016 (Millions of euros)	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
1	Retail (total)- of which	14	—	14	—	—	—	5,485	—	5,485
2	Residential mortgage	—	—	—	—	—	—	5232	—	5232
3	Credit card	—	—	—	—	—	—	253	—	253
4	Other retail exposures	14	—	14	—	—	—	—	—	—
5	Re-securitization	—	—	—	—	—	—	—	—	—
6	Wholesale (total)- of which	107	—	107	—	—	—	434	—	434
7	Loans to corporates	65	—	65	—	—	—	61	—	61
8	Commercial mortgage	—	—	—	—	—	—	2	—	2
9	Lease and receivables	42	—	42	—	—	—	—	—	—
10	Other wholesale	—	—	—	—	—	—	372	—	372
11	Re-securitization	—	—	—	—	—	—	—	—	—

		Bank acts as originator			Bank acts as sponsor			Bank acts as investor
	12/31/2015 (Millions of euros)	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
1	Retail (total)- of which	62	—	62	—	—	—	3,561	—	3,561
2	Residential mortgage	48	—	48	—	—	—	3561	—	3561
3	Credit card	—	—	—	—	—	—	—	—	—
4	Other retail exposures	14	—	14	—	—	—	—	—	—
5	Re-securitization	—	—	—	—	—	—	—	—	—
6	Wholesale (total)- of which	557	—	557	—	—	—	160	—	160
7	Loans to corporates	95	—	95	—	—	—	64	—	64
8	Commercial mortgage	—	—	—	—	—	—	2	—	2
9	Lease and receivables	47	—	47	—	—	—	—	—	—
10	Other wholesale	415	—	415	—	—	—	95	—	95
11	Re-securitization	—	—	—	—	—	—	—	—	—

As of December 31 2016 and December 31 2015, the Group has no securitization exposure in the financial instruments held for trading.

3.2.7.5. Investment or retained securitizations

The table below shows the amounts in terms of EAD and RWAs of investment securitization positions by type of exposure, tranches and weighting ranges and their respective capital requirements as of December 31, 2016 and December 31, 2015.

TABLE 49: SEC4 - Exposure to securitization in the banking book and associated regulatory capital requirements (bank that acts as investor)

12/31/2016 (Millions of euros) Exposure values (by RW bands) ≤20% RW>20% to 50% RW>50% to 100% RW>100% to<1250% RW1250% RWExposure values (by regulatory approach) IRB RBA (incluido IAA)IRB SFASA/SSFA1250%RWA (by regulatory approach) IRB RBA (incluido IAA)IRB SFASA/SSFA1250%Capital change after cap IRB RBA (incluido IAA)IRB SFA SA/SSFA1250% 1Total Exposures 2Traditional Securitization 3Of which securitization 4Of which retail underlying 5Of which wholesale 6Of which re-securitization 7Of which senior 8Of which non-senior 9Synthetic Securitization 10Of which securitization 11Of which retail underlying 12Of which wholesale 13Of which re-securitization 14Of which senior 15Of which non-senior 5,214542871562 5,214542871562 5,214542871562 4,912434631561 30310724— 0 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — 731— 5,12762 731— 5,12762 731— 5,12762 621— 4,80361 110— 3240 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — 207— 1,144— 207— 1,144— 207— 1,144— 178— 1,051— 29— 93— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —
Exposure values (by RW bands) Exposure values (by regulatory approach) RWA (by regulatory approach)Capital change after cap 12/31/2015 (Millions of euros) ≤20% RW>20% to 50% RW>50% to 100% RW>100% to <1250% RW1250% RWIRB RBA (incluido IAA)IRB SFASA/SSFA1250%IRB RBA (incluido IAA)IRB SFASA/SSFA1250%IRB RBA (incluido IAA)IRB SFASA/SSFA1250% 1Total Exposures 2,9033363861482959— 2,67982325— 673— — — — — 2Traditional Securitization 2,9033363861482959— 2,67982325— 673— — — — — 3Of which securitization 2,9033363861482959— 2,67982325— 673— — — — — 4Of which retail underlying 2,8013143511481863— 2,61781316— 627— — — — — 5Of which wholesale 1022235— 197— 6219— 46— — — — — 6Of which re-securitization — — — — — — — — — — — — — — — — — 7Of which senior — — — — — — — — — — — — — — — — — 8Of which non-senior — — — — — — — — — — — — — — — — — 9Synthetic Securitization — — — — — — — — — — — — — — — — — 10Of which securitization — — — — — — — — — — — — — — — — — 11Of which retail underlying — — — — — — — — — — — — — — — — — 12Of which wholesale — — — — — — — — — — — — — — — — — 13Of which re-securitization — — — — — — — — — — — — — — — — — 14Of which senior — — — — — — — — — — — — — — — — — 15Of which non-senior — — — — — — — — — — — — — — — — —

Below are the main variations in terms of RWAs during the period related to the investment and retained securitizations:

Table 50: Variations in terms of RWAs of investment and retained securitizations

(Millions of euros)
Securitization Risk
RWA´s 2015		1,395
Effects	Activity	82
RWA´s 2016		1,477

3.2.7.6.	Originated securitizations

3.2.7.6.1. Rating agencies used

The external credit assessment institutions (ECAI) that have been involved in the Group’s issues that fulfill the criteria of risk transfer and fall within the securitizations solvency framework are, generally, Fitch, Moody’s, S&P and DBRS. The types of securitization exposure for which each Agency is used are, with no differentiation between the different agencies, all the asset types that tend to be used as residential mortgage loans, loans to SMEs and small companies, consumer finance and autos and leasing.

In all the SSPEs, the agencies have assessed the risk of the entire issuance structure:

•	Awarding ratings to all bond tranches.

•	Establishing the volume of the credit enhancement.

•	Establishing the necessary triggers (early termination of the restitution period, pro- rata amortization of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).

In each and every one of the issues, in addition to the initial rating, the agencies carry out regular quarterly monitoring.

3.2.7.6.2. Breakdown of securitized balances by type of asset

The table below shows the amounts in terms of EAD and RWAs of investment securitization positions originated by type of exposure, tranches and weighting ranges corresponding to the securitizations and their corresponding capital requirements as of December 31, 2016 and December 31, 2015.

TABLE 51: SEC3 - Exposure to securitization in the banking portfolio and associated regulatory capital requirements (bank that acts as originator or sponsor)

The next tables give the current outstanding balance, non-performing exposures and impairment losses recognized in the period corresponding to the underlying assets of originated securitizations, in which risk transfer criteria are fulfilled, broken down by type of asset, as of December 31, 2016 and December 31, 2015.

TABLE 52: Breakdown of securitized balances by type of asset

(Millions of euros)
2016
Type of asset	Current balance	Of which: Non-performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	2	8	6
Credit cards	—	—	—
Financial leasing	97	13	—
Lending to corporates and SMEs	73	12	0
Consumer finance	3	0	1
Receivables	—	—	—
Securitization balances	—	—	—
Others	—	—	—

TOTAL	174	33	7

(1)	Includes the total number of exposures deteriorated due to delinquency or for reasons other than delinquency

12/31/2016 (Millions of euros)Exposure values (by RW ≤20% RW>20% to 50% RW>50% to 100% RW>100% to<1250% RW1250% RW Exposure values (by IRB RBA (incluido IAA)IRB SFASA/SSFA1250% RWA (by regulatory IRB RBA (incluido IAA)IRB SFASA/SSFA1250% Capital change after cap IRB RBA (incluido IAA)IRB SFASA/SSFA1250% 1Total Exposures 2Traditional Securitization 3Of which securitization 4Of which retail underlying 5Of which wholesale 6Of which re-securitization 7Of which senior 8Of which non-senior 9Synthetic Securitization 10Of which securitization 11Of which retail underlying 12Of which wholesale 13Of which re-securitization 14Of which senior 15Of which non-senior — — — — 121 — — — — 121 — — — — 121 — — — — 14 — — — — 107 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — 121 — — — 121 — — — 121 — — — 14 — — — 107 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — 126 — — — 126 — — — 126 — — — 5 — — — 120 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — 12/31/2015 (Millions of euros)Exposure values (by RW Exposure values (by RWA (by regulatory Capital change after cap ≤20% RW>20% to 50% RW>50% to 100% RW>100% to<1250% RW1250% RWIRB RBA (incluido IAA)IRB SFASA/SSFA1250%IRB RBA (incluido IAA)IRB SFASA/SSFA1250%IRB RBA (incluido IAA)IRB SFASA/SSFA1250% 1Total Exposures 4122135187— — 432187— — 124272— — — — 2Traditional Securitization4122135187— — 432187— — 124272— — — — 3Of which securitization 4122135187— — 432187— — 124272— — — — 4Of which retail underlying — 2— — 60— — 260— — 136— — — — 5Of which wholesale 4120135127— — 430127— — 123236— — — — 6Of which re-securitization — — — — — — — — — — — — — — — — — 7Of which senior — — — — — — — — — — — — — — — — — 8Of which non-senior — — — — — — — — — — — — — — — — — 9Synthetic Securitization — — — — — — — — — — — — — — — — — 10Of which securitization — — — — — — — — — — — — — — — — — 11Of which retail underlying — — — — — — — — — — — — — — — — — 12Of which wholesale — — — — — — — — — — — — — — — — — 13Of which re-securitization — — — — — — — — — — — — — — — — — 14Of which senior — — — — — — — — — — — — — — — — — 15Of which non-senior — — — — — — — — — — — — — — — — —

(Millions of euros)
2015
Type of asset	Current balance	Of which: Non-performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	51	10	1
Credit cards	—	—	—
Financial leasing	141	19	6
Lending to corporates and SMEs	162	25	5
Consumer finance	12	2	4
Receivables	—	—	—
Securitization balances	—	—	—
Others	—	—	—

TOTAL	366	56	17

(1)	Includes the total number of exposures deteriorated due to delinquency or for reasons other than delinquency

In 2016 and 2015, there were no securitizations that fulfill the transfer criteria according to the requirements of the solvency regulation, and, therefore, no results were recognized.

BBVA has been the structurer of all transactions effected since 2006 (excluding the transactions for the merged companies Unnim and Catalunya Banc).

The table below shows the outstanding balance of underlying assets of securitizations originated by the Group, in which risk transfer criteria are not fulfilled. These, therefore, are not included in the solvency framework for securitizations; the capital exposed is calculated as if they had not been securitized:

TABLE 53: Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

(Millions of euros) Type of asset	Current Balance
	2016	2015
Commercial and residential mortgages	28,921	33,209
Credit cards	—	—
Financial leasing	3	13
Lending to corporates and SMEs	689	589
Consumer finance	2,266	2,055
Receivables	—	—
Securitization balances	—	—
Mortgage-covered bonds	—	1,407
Others	—	—

TOTAL	31,880	37,272

3.2.8. Information on credit risk mitigation techniques

3.2.8.1. Hedging based on netting operations on and off the balance sheet

Within the limits established by the rules on netting in each one of its operating countries, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., “ISDA” or “CMOF”) that include the netting of off-balance sheet transactions.

The clauses of each agreement determine in each case the transactions subject to netting.

The mitigation of counterparty credit risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (current market value plus potential risk).

As pointed out above, financial assets and liabilities may be the object of netting, in other words presentation for a net amount on the balance sheet, only when the Group’s entities comply with the provisions of IAS 32 - Paragraph 42, and thus have the legal right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

3.2.8.2. Hedging based on collaterals

3.2.8.2.1. Management and valuation policies and procedures

The procedures for management and valuation of collateral are included in the Specific Collateral Rules, or in the Policies and Procedures for Retail and Wholesale Credit Risk.

These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.

Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render them unable to meet their obligations.

The valuation of the collateral is governed by prudential principles that involve the use of appraisal for real-estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.

With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern their level of relationship and dependence with the Group and their recognition by the local regulator. These valuations will be updated by statistical methods, indices or appraisals of goods, which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.

All collateral assigned is to be properly instrumented and recorded in the corresponding register, and approved by the Group’s legal units.

3.2.8.2.2. Types of collaterals

As collateral for the purpose of calculating equity, the Group uses the coverage established in the solvency regulations. The following are the main collaterals available in the Group:

•	Mortgage collateral: The collateral is the property upon which the loan is arranged.

•	Financial collateral: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulations.

•	Cash deposits, deposit certificates or similar securities.

•	Debt securities issued for the different categories.

•	Shares or convertible bonds.

•	Other property and rights used as collateral. The following property and rights are considered acceptable as collateral as per article 200 of the solvency regulations.

•	Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favor of the latter.

•	Life insurance policies pledged in favor of the lending credit institution.

•	Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.

The value of the exposure covered with financial collateral and other collateral calculated using the standardized and advanced approaches is as follows:

TABLE 54: Exposure covered with financial guarantees and other collateral calculated using the standardized and advanced approaches

(Millions of euros) Categorías de exposición	2016		2015
	Exposure covered by financial collateral	Exposure covered by other elligible collateral	Exposure covered by financial collateral	Exposure covered by other elligible collateral
Central governments or central banks	2,238	—	6,566	—
Regional governments or local authorities	23	—	14	—
Public sector entities	157	9	179	—
Multilateral Development Banks	—	—	—	—
International Organizations	—	—	—	—
Institutions	3,192	4,202	4,140	1
Corporates	6,623	6,021	7,157	298
Retail	857	451	719	56
Secured by mortgages on inmovable property	67	313	84	309
Exposures in default	24	11	39	18
Items associated with particularly high risk	0	—	1	—
Covered bonds	—	—	7	—
Short-term claims on institutions and corporate	—	—	—	—
Collective investments undertakins (CIU)	79	—	144	—
Other exposures	1	—	6	—

TOTAL EXPOSURE VALUE UNDER STANDARIZED APPROACH	13,261	11,006	19,055	682

Central governments or central banks	459	0	1	7
Institutions	49,574	677	39,909	1,521
Retail	—	—	—	—
Corporates	1,272	12,186	1,985	34,624
TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER ADVANCED APPROACH	51,305	12,862	41,895	36,152

TOTAL	64,567	23,868	60,950	36,833

3.2.8.3. Hedging based on personal guarantees

According to the solvency regulations, signature guarantees are personal guarantees, including those arising from credit insurance, that have been granted by the providers of coverage defined in articles 201 and 202 of the solvency regulations.

In the category of Retail exposure under the advanced measurement approach, guarantees impact on the PD and do not reduce the amount of the credit risk in EAD.

The total value of the exposure covered with personal guarantees is as follows:

TABLE 55: Exposure covered by personal guarantees. Standardized and advanced approach

(Millions of euros) Categories of Exposure	Exposure covered by personal guarantees Standard Approach
	2016	2015
Central governments or central banks	—	—
Regional governments or local authorities	38	63
Public sector entities	2,323	2,754
Multilateral Development Banks	—	—
International organizations	—	—
Institutions	534	594
Corporates	1,650	2,486
Retail	1,823	1,203
Secured by mortgages on immovable property	531	1,075
Exposures in default	115	280
Items associated with particularly high risk	61	48
Covered bonds	—	—
Short-term claims on institutions and corporate	—	—
Collective investments undertakings (CIU)	—	—
Other exposures	1,069	1,067

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER STANDARDIZED APPROACH	8,145	9,571

Central governments or central banks	1,105	722
Institutions	21,433	809
Retail	30	31
Corporates	6,768	5,961
Of which: SMEs	2,103	1,950
Of which: SMEs subject to corrector factor	—	—
Of which: others	4,665	4,011
TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER ADVANCED APPROACH	29,306	7,523

TOTAL	37,451	17,094

Below is an overview of the level of use of each of the credit risk mitigation techniques employed by the Group as of December 31, 2016:

TABLE 56: CR3 - Credit risk mitigation techniques in loans and debt securities

12/31/2016 (Millions of euros)	Exposures unsecured: carrying amount	Exposures secured by collateral	Exposures secured by collateral, of which: secured amount	Exposures secured by financial guarantees	Exposures secured by credit derivatives
1 Loans	360,255	93,999	44,118	12,637	—
2 Debt Securities	77,446	12,155	10,219	314	—

3 Total	437,701	106,154	54,337	12,951	—

4 Of which defaulted	9,276	2,974	2,328	588	—

3.2.8.4. Risk concentration

BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a risk of concentration, with the aim of guaranteeing their alignment with the risk appetite defined in the Group.

In particular, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios and wholesale sectors, and geographical concentrations.

A quarterly measurement and monitoring process has been established for reviewing the risks of concentration.

3.2.9. RWA density by geographical area

A summary of the weighted-average percentages by exposure category existing in the main geographical areas in which the Group operates is shown below for credit risk and counterparty exposure, for the purpose of obtaining an overview of the entity’s risk profile in terms of RWAs.

TABLE 57: Breakdown of RWA density by geographical area and approach

12/31/2016 Category of exposure	RWA density (1) (2)
	TOTAL	Spain (3)	Turkey	Eurasia	Mexico	The United States	South America	Rest of the World
Central governments or central banks	22%	17%	44%	4%	13%	12%	68%	0%
Regional governments or local authorities	19%	10%	25%	30%	2%	20%	66%	—
Public sector entities	30%	8%	85%	70%	20%	20%	59%	—
Multilateral Development Banks	56%	—	—	8%	—	—	104%	—
International organizations	—	—	—	—	—	—	—	—
Institutions	33%	5%	76%	26%	26%	21%	31%	57%
Corporates	98%	95%	99%	94%	88%	99%	98%	99%
Retail	70%	68%	68%	72%	74%	71%	72%	78%
Secured by mortgages on immovable property	39%	39%	45%	40%	37%	37%	39%	49%
Exposures in default	116%	118%	112%	102%	100%	129%	118%	100%
Items associated with particularly high risk	150%	150%	150%	—	150%	—	150%	—
Covered bonds	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	22%	22%	—	20%	—	—	21%	—
Collective investments undertakings (CIU)	100%	100%	—	100%	—	100%	100%	—
Other exposures	37%	68%	49%	8%	18%	61%	27%	—
Securitized positions	22%	—	—	—	50%	22%	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	53%	33%	72%	35%	36%	65%	67%	83%

Central governments or central banks	8%	21%	2%	4%	18%	1%	9%	19%
Institutions	8%	15%	65%	4%	25%	23%	38%	22%
Corporates	56%	58%	75%	50%	61%	44%	72%	57%
Retail	21%	15%	157%	38%	105%	18%	25%	28%
Securitized positions	39%	39%	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	31%	28%	49%	21%	72%	34%	57%	44%

TOTAL CREDIT RISK DILUTION AND DELIVERY	44%	30%	72%	25%	47%	61%	67%	51%

(1)	Does not include equity positions
(2)	Calculated as RWAs/EAD
(3)	In Spain, Central Deposits and Central Banks include deferred assets.

3.2.10. Risk protection and reduction policies. Supervision strategies and processes

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. BBVA Group applies a credit risk hedging and mitigation policy derived from its banking business model, which focuses on its relationship banking.

The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires the verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in BBVA Group:

•	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds.

•	The constitution of guarantees that are adequate for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

This is carried out through a prudent risk management policy which involves analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of guarantees -in any of the generally accepted ways (monetary, collateral or personal guarantees and hedging)- appropriate to the risk borne, and lastly on the valuation of the recovery risk (the asset’s liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collateral assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•	Derivatives and hedge accounting derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial assets designated at fair value through profit or loss and available-for-sale financial assets: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

•	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Financial guarantees, other contingent risks and withdrawable by third parties: These have the counterparty’s personal guarantee.

3.3. Market risk

3.3.1. Scope and nature of the market risk measurement and reporting systems

Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

The main risks generated may be classified into the following groups:

•	Interest-rate risk: They arise as a result of exposure to the movement in the different interest-rate curves on which there is trading. Although the typical products generating sensitivity to movements in interest rates are money market products (deposits, futures on interest rates, call money swaps, etc.) and the traditional interest-rate derivatives (swaps, interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products have some exposure to movements in interest rates due to the effect of the financial discount in valuing them.

•	Equity Risk: Arises as a result of movements in the price of shares. This risk is generated in the spot share price positions, as well as any derivative product whose underlying is a share or equity index. Dividend risk is a sub-risk of equity risk, as an input of any equity option. Its variability may affect the valuation of positions and thus it is a factor that generates risk on the books.

•	Currency risk: It occurs due to a movement in the exchange rates of the currencies in which the position is held. As in the case of equity risk, this risk is generated in the spot foreign-currency positions, as well as any derivative product whose underlying is an exchange rate.

•	In addition, the quanto effect (transactions where the underlying and the nominal of the transaction are denominated in different currencies) means that in certain transactions where the underlying is not a currency an exchange-rate risk is generated that has to be measured and monitored.

•	Credit-spread risk: Credit spread is a market indicator of the credit quality of an issuer. The spread risk takes place due to variations in the levels of spread in corporate or government issuers and affects both bond and credit derivative positions.

•	Volatility risk: This occurs as a result of variations in the levels of implied volatility in the price of different market instruments in which derivatives are traded. This risk, unlike the others, is exclusively a component of derivative transactions and is defined as a risk of first-order convexity that is generated in all the possible underlying transactions where there are products with an optionality that require a volatility input for their valuation.

The metrics developed for the control and monitoring of market risk in BBVA Group are aligned with the best market practices and implemented consistently in all the local market risk units.

The measurement procedures are established in terms of the possible impact of negative market conditions, both under ordinary circumstances and in situations of tension, on the trading book of the Group’s Global Markets units.

The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

Chapter 3.3.4 explains in more detail the risk measurement models used in BBVA Group, focused on internal models approved by the supervisor for BBVA S.A. and BBVA Bancomer for the purpose of calculating the capital for positions in the trading portfolio. Both entities contribute around 66% of the market risk of the Group’s trading portfolio.

For the rest of the geographical areas (South America and Compass), the calculation of capital for the risk positions in the trading portfolio is carried out using the standard model.

The analysis of the entity’s RWA structure shows that 4% corresponds to Market Risk (including the currency risk).

3.3.2. Differences in the trading book for the purposes of applying the solvency regulations and accounting criteria

According to the solvency regulations, the trading book shall be made up of all the positions in financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this book.

With respect to this book, the rule also refers to the need to establish clearly defined policies and procedures.

For this purpose, regulatory trading book activities defined by BBVA Group include the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.

The trading book as an accounting concept is not confined to any business area, but rather follows the true reflection criteria laid down in the accounting regulations. Included in this category are all the financial assets and liabilities originated, acquired or issued with the aim of short-term redemption or repurchase, whether they are part of a jointly-managed portfolio of instruments for which there is evidence of recent action to obtain short-term gains, or derivative instruments that do not comply with the definition of a collateral contract and have not been designated as hedge accounting instruments. Hence, for example, all derivatives are booked as accounting trading book unless they are hedging derivatives, regardless of whether or not they are part of the Trading units’ exposure or they come from other business areas.

3.3.3. Standardized approach

The positions subject to the application of the standardized approach in the calculation of the bank capital requirements for market risk (excluding the currency risk) have a limited weight on the total risk weighted assets in the Group’s trading books (around 25%).

Below are the amounts in terms of RWAs and capital requirements by market risk calculated under the standardized approach as of December 31, 2016 and December 31, 2015:

TABLE 58: EU-MR1- Market risk calculated under the standardized approach

	12/31/2016 (Millions of euros)	RWA	Capital Requirements
	Outright Products
1	Interest Rate Risk (general and specific)	2,638	211
2	Equity Risk (general and specific)	234	19
3	Foreign Exchange Risk	4,041	323
4	Commodity Risk	118	9
	Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization	17	1
9	Correlation trading portfolio	63	5

10	Total	7,112	569

	12/31/2015 (Millions of euros)	RWA	Capital Requirements
	Outright Products
1	Interest Rate Risk (general and specific)	2,368	189
2	Equity Risk (general and specific)	271	22
3	Foreign Exchange Risk	4,003	320
4	Commodity Risk	59	5
	Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization	26	2
9	Correlation trading portfolio	76	6

10	Total	6,804	544

3.3.4. Internal Models

3.3.4.1. Scope of application

For the purposes of calculating capital as approved by the supervisor, the scope of application of the internal market risk model extends to BBVA S.A. and BBVA Bancomer Trading Floors.

As explained in Note 7.4 of the Group’s Consolidated Financial Statements, most of the items on the Group’s consolidated balance sheet subject to market risk are positions whose principal metric used to measure their market risk is VaR.

This Note specifies the accounting headings of the consolidated balance sheets as of December 31, 2016 and 2015 in the geographic areas with an Internal Model where there is market risk in the trading activity subject to this measurement It should be noted that the information shown is for information purposes only and does not reflect risk management in trading activity, where there is no classification between assets and liabilities.

3.3.4.2. Features of the models used

The measurement procedures are established in terms of the possible negative impact on market conditions, both under ordinary circumstances and in situations of tension, on the trading book of the Group’s Global Markets units.

The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

This statistic is widely used in the market and has the advantage of summarizing in a single metric the risks inherent in trading activity, taking into account the relations between all of them, and providing the forecast of the losses that the trading book might incur as a result of price variations in equity markets, interest rates, exchange rates and commodities. In addition, for certain positions, other risks also need to be considered, such as credit spread risk, basis risk, volatility and correlation risk.

With respect to the risk measurement models used in BBVA Group, the supervisor has authorized the use of the internal model for the calculation of capital for the risk positions in the trading book of BBVA, S.A. and BBVA Bancomer which, together, contribute more than 66% of the market risk of the Group’s trading book.

BBVA uses a single model to calculate the regulatory requirements by general and specific risk, taking into account the correlation between the assets and thus recognizing the diversifying effect of the portfolios. The model used estimates the VaR in accordance with the “historical simulation” methodology, which involves estimating the losses and gains that would have been incurred in the current portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence.

Absolute and relative returns are used in simulating the potential variation of the risk factors, depending on the type of risk factor. Relative returns are used in the case of equity and foreign currency; while absolute returns are used in the case of spreads and interest rates.

The decision on the type of return to apply is made according to the risk factor metric subject to variation. The relative return is used in the case of price risk factors, while for interest-rate risk factors it is absolute returns.

The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

•	VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance.

•	VaR with smoothing, which weighs more recent market information more heavily. This model adjusts the historical information of each market variable to reflect the differences between historical volatility and current volatility. This metric is supplementary to the one above.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, but be lower when they present upturns in uncertainty.

Furthermore, and following the guidelines established by Spanish and European regulators, BBVA incorporates additional VaR metrics to fulfill the regulatory requirements issued by the supervisor for the purpose of calculating capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (which follow the guidelines set out by Basel 2.5) are as follows:

•	VaR: In regulatory terms, the charge for Stressed VaR is added to the charge for VaR and the sum of both (VaR and Stressed VaR) is calculated. This quantifies the losses associated with movements in the risk factors inherent in market operations (interest rate, FX, RV, credit, etc.).

Both VaR and Stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•	Specific Risk: Incremental Risk Capital (IRC). Quantification of non-performing risk and downgrade risk in the rating of some positions held in the portfolio, such as bonds and credit derivatives. The specific risk capital for IRC is a charge used exclusively for geographical areas with an approved internal model (BBVA S.A. and Bancomer).

The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or Exposures in default of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

The calculation methodology is based on the Monte Carlo simulation of the impact of defaults and rating transitions on the portfolio of positions subject to incremental risk capital. The model defining the transition and default process of a counterparty is based on the changes in a counterparty’s credit quality. Under a Merton one-factor model, which underlies the Basel or Creditmetrics model, this credit quality will correspond to the value of the issuer’s assets, depending on a systemic factor that is common to all the issuers and an idiosyncratic factor specific to each.

All that is needed to simulate the rating transition and default process of the issuers is to simulate the systemic factor and idiosyncratic component. Once the underlying variable is available, the final rating can be obtained. The simulation of the individual credit quality of the issuers allows the losses by systemic risk and idiosyncratic risk to be obtained.

Transition matrices

The transition matrix used for calculation is estimated based on the external information of the rating transitions provided by the rating agencies. Specifically, the information provided by the Standard & Poors agency is used.

The appropriateness of using information on external transitions is justified by:

•	The internal ratings for the Sovereign, Emerging Sovereign Country (ESC), Financial Institution (FI) and Corporate segments (which constitute the core positions subject to incremental risk capital) are aligned with the external ratings. By way of example, the internal rating system for financial institutions is based on an algorithm that uses external ratings.

•	The rating agencies provide sufficient historical information to cover a complete economic cycle (rating transition information is available dating back to year 1981) and obtain a long-term transition matrix in the same way as the calculation of the regulatory capital for credit risk in the banking book long-term probabilities of default are required.

This historical depth is not available for the internal rating systems.

Although external data are used for determining the transitions between ratings, to establish the default, probabilities are used assigned by the BBVA master scale, which ensures consistency with the probabilities used for the calculations of capital in the Banking Book.

The transition matrix is recalibrated every year, based on information on transitions provided by Standard & Poor’s. A procedure has been defined to readjust the transitions in accordance with the probability of default assigned by the master scale.

Liquidity horizons

The calculation of incremental risk capital used by BBVA explicitly includes the use of positions with a hypothesis of a constant level of risk and liquidity horizons of less than one year.

The establishment of liquidity horizons follows the guidelines/criteria established by Basel in its guidelines for computing capital for incremental risk.

First, a criterion of management capacity for positions has been used for positions through liquid instruments that can hedge their inherent risks. The main instrument for hedging the price risk for rating transitions and defaults is the Credit Default Swap (CDS). The existence of this hedging instrument serves as a justification for considering a short liquidity horizon.

However, in addition to considering the existence of a liquid CDS, a distinction has to be made according to the issuer’s rating (this factor is also mentioned in the aforementioned guidelines). Specifically, between investment grade issuers or those with a rating equal to or above BBB-, and issuers below this limit.

According to these criteria, the issuers are mapped to standard liquidity horizons of 3, 6 or 12 months.

Correlation

The calculation methodology is based on a single-factor model, in which there is one factor common to all the counterparties. The coefficient of the model is determined by the correlation curves established by Basel for companies, financial institutions and sovereigns based on the probability of default.

The use of the Basel correlation curve ensures consistency with the calculation of regulatory capital under the IRB approach for the positions on the banking book.

•	Specific Risk: Securitizations and Correlation Portfolios. Capital charge for the securitizations and the correlation portfolio for potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to First-to-default (FTD) type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing).

Backtesting is performed at the trading desk level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.

The current structure for managing the market risk includes monitoring market risk limits, which consists of a system of limits based on Value at Risk (VaR), economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the market risk unit and approved by the Executive Committee on an annual basis, once they have been submitted to the GRMC and the Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. Moreover, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.

The review of the quality of the inputs used by the evaluation processes is based on checking the data against other sources of information accepted as standards. These checks detect errors in the historical series such as repetitions, data outside the range, missing data, etc. As well as these periodic checks of the historical data loaded, the daily data that feed these series are subject to a data quality process to guarantee their integrity.

The choice of proxies is based on the correlation detected between the performance of the factor to be entered and the proxy factor. A Simple Linear Regression model is used, selecting the proxy that best represents the determination coefficient (R2) within the whole period for which the performance of both series is available. Next, the performance of the factor on the necessary dates is reconstructed, using the beta parameter estimated in the simple linear regression.

3.3.4.2.1. Assessment methodology and description of the independent price verification process

The fair value is the price that would be received for selling an asset or paid for transferring a liability in an orderly transaction between market participants. It is therefore a market-based measurement, and not specific to each entity.

The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.

The process of determining fair value established in the Group ensures that assets and liabilities are valued correctly. At level of geographical areas, BBVA has established a structure of New Product Committees responsible for validating and approving new products or classes of assets and liabilities before their contracting. The committee members are the local areas, independent of the business, who are responsible for their valuation (see Note 7 of the Group’s Annual Consolidated Financial Statements).

These areas are responsible for ensuring as a prior step to approval that the technical and human capacities are in place, and that sufficient sources of information are available to value the assets and liabilities, in accordance with the criteria established by the Global Valuation Area and using models validated and approved by the Risk Analytics Area, which answers to Global Risk Management.

In addition, for assets and liabilities in which significant elements of uncertainty are detected in the inputs or parameters of the models used, which may affect their valuation, criteria are established to measure this uncertainty and limits are set on activity based on them. Finally, valuations obtained in this way are, as far as possible, checked against other sources, such as the valuations obtained by the business teams or other market participants.

In the initial entry, the best evidence of fair value is the listing price on an active market. When these prices are not available, recent transactions on the same instrument will be consulted or the valuation will be made using mathematical measurement models that are sufficiently tried and trusted by the international financial community. In subsequent valuations, fair value will be obtained by one of the following methods:

•	Level 1: Measurement using observable quoted prices for the financial instrument in question, referring to market assets (as defined by the Group’s internal policies), secured from independent sources.

•	Level 2: Measurement that applies techniques whose significant variables are observable market data.

•	Level 3: Measurement that applies techniques that use significant variables not obtained from market observable data. Model selection and validation was undertaken by control areas outside the market units.

Not all the financial assets and liabilities are accounted at fair value; when it is not possible to reliably estimate a capital instrument’s fair value, it will be valued at its cost.

(See Note 8 of the Group’s Consolidated Financial Statements for more information)

3.3.4.2.2. Market risk in 2016

In 2016, the average VaR was €29 million, higher than those in 2015, with a maximum level for the year on January 28 of €38 million.

The following values (maximum, minimum, average and at year end within the statement period) are given based on the different model types used for computing the capital requirement:

TABLE 59: MR3 – IMA values for trading portfolios

(Millions of euros)
IMA values for trading portfolios (2016)
VaR (10 day 99%)
Maximum value	106
Average value	66
Minimum value	41
Period value	84
Stressed VaR (10 day 99%)
Maximum value	209
Average value	132
Minimum value	77
Period value	115
Incremental Risk Charge (99.9%)
Maximum value	168
Average value	116
Minimum value	80
Period value	124

The following tables show VaR without smoothing by risk factor for the Group:

CHART 19: MR4 - Trading Book. Trends in VaR without smoothing

TABLE 60: Trading Book. VaR without smoothing by risk factors

(Millions of euros) VaR by risk factors	Interest-rate and spread risk	Exchange-rate risk	Equity risk	Vega/correlation risk	Diversification effect (*)	Total
2016
Average VaR for the period	28	10	4	11	(23)	29
Maximum VaR for the period	30	16	4	11	(23)	38
Minimum VaR for the period	21	10	1	11	(20)	23
VaR as of 31/12/2016	29	7	2	12	(24)	26
2015
Average VaR for the period						24
Maximum VaR for the period	32	5	3	9	(18)	30
Minimum VaR for the period	20	6	3	9	(17)	21
VaR as of 31/12/2015	21	9	3	11	(20)	24

*	The diversification effect is the difference between the sum of the risk factors measured individually and the total VaR figure that reflects the implicit correlation between all the variables and scenarios used in the measurement

By type of market risk assumed by the Group’s trading book, the main risk factor in the Group continues to be the one linked to interest rates, with a weight of 58% of the total at the end of 2016 (this figure includes the spread risk), with the relative weight increasing compared to the close of 2015 (48%). Foreign exchange risk accounts for 13%, decreasing its proportion compared with December 2015 (21%). Equity risk and volatility and correlation risk have also decreased, with a weight of 29% at the close of 2016 (vs. 32% at the end of 2015).

In accordance with article 455 e) of the CRR –corresponding to the breakdown of information on internal market risk models–, the elements comprising the shareholders’ equity requirements referred to in articles 364 and 365 of the CRR are presented below.

TABLE 61: EU - MR2 A - Trading Book. Market risk and regulatory capital

	12/31/2016 (Millions of euros)	RWA	Capital Requirements
1	VaR	3,006	240

a)	Previous day’s VaR	1,046	84
b)	Average of the daily VaR on each of the preceding sixty business days (VaRavg) x multiplication factor	3,006	240
2	SVaR	4,412	353
a)	Latest SVaR	1,434	115
b)	Average of the SVaR during the preceding sixty business days (sVaRavg) x multiplication factor	4,412	353
3	Incremental risk charge - IRC	1,841	147
a)	Most recent IRC value	1,551	124
b)	Average of the IRC number over the preceding 12 weeks	1,841	147
4	Comprehensive Risk Measure - CRM	—	—
a)	Most recent risk number for the correlation trading portfolio over the preceding 12 weeks	—	—
b)	Average of the risk number for the correlation trading portfolio over the preceding 12 weeks	—	—
c)	8% of the own funds requirement in SA on most recent risk number for the correlation trading portfolio	—	—
5	Others	—	—

6	Total	9,258	741

Below are the main changes in the market RWAs, calculated using the method based on internal models:

TABLE 62: EU-MR2-B- RWA flow statement of market risk exposures under internal model approach

	12/31/2016 (Millions of euros) RWA flow statements of market risk exposure under IMA	VaR	Stressed VaR	IRC	CRM	Other	Total RWAs	Total Capital Requirements
1	RWA’s 2015	2,379	5,627	1,349	—	—	9,355	748
2	Movement in risk levels	766	(603)	561	—	—	728	58
3	Model updates/changes	—	—	—	—	—	—	—
4	Methodology and policy	—	—	—	—	—	—	—
5	Acquisitions and disposals				—	—
6	Foreign Exchange movements	(139)	(612)	(69)	—	—	(825)	(66)
7	Other	—	—	—	—	—	—	—

8	RWA’s 2016	3,006	4,412	1,841	—	—	9,258	741

The variation is due to changes in market positions, mainly caused by volatility and correlations.

3.3.4.2.3. Stress testing

All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.

Different stress test exercises are performed on the BBVA Group’s trading portfolios. Both local and global historical scenarios are used, which replicate the behavior of a past extreme event, for example, the collapse of Lehman Brothers or the Tequila crisis. These stress exercises are supplemented with simulated scenarios which aim to generate scenarios that have a significant impact on the different portfolios, but without being restricted to a specific historical scenario.

Lastly, for certain portfolios or positions, fixed stress test exercises are also prepared that have a significant impact on the market variables that affect those positions.

Historical scenarios

The base historical stress scenario in the BBVA Group is that of Lehman Brothers, whose sudden collapse in September 2008 had a significant impact on the behavior of financial markets at a global level. The most relevant effects of this historical scenario include:

1) Credit shock: reflected mainly in the increase in credit spreads and downgrades of credit ratings.

2) Increased volatility in most financial markets (giving rise to much variation in the prices of the different assets (currencies, equity, debt)).

3) Liquidity shock in the financial systems, reflected in major fluctuations in interbank curves, particularly in the shortest sections of the euro and dollar curves.

TABLE 63: Trading Book. Impact on earnings in Lehman scenario

	Impact on earnings in Lehman scenario
(Millions of euros)	12/31/2016	12/31/2015
GM Europe, NY y Asia	(31)	(30)
GM Bancomer	(64)	(37)
GM Argentina	(3)	(0)
GM Chile	(6)	(4)
GM Colombia	(1)	(4)
GM Perú	(4)	(6)
GM Venezuela	(0)	(5)

Simulated scenarios

Unlike the historical scenarios, which are fixed and, thus, do not adapt to the composition of portfolio risks at any given time, the scenario used to perform the economic stress exercises is based on the Resampling method. This methodology is based on the use of dynamic scenarios that are recalculated on a regular basis according to what the main risks in the trading portfolios are. A simulation exercise is carried out in a data window wide enough to include different stress periods (data is taken from 1-1-2008 until today) by the re-sampling of historical observations. This generates a distribution of gains and losses that allows an analysis of the most extreme events in the selected historical window.

The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any given time; and the large number of simulations (10,000) means that the expected shortfall analysis can include richer information than that available in scenarios included in the VaR calculation.

The main features of this methodology are as follows:

a) The simulations generated follow the data correlation structure

b) It provides flexibility in terms of including new risk factors

c) It enables a great deal of variability to be introduced (which is desirable for considering extreme events)

The impact of the stress tests by simulated scenarios (Stressed VaR 95% at 20 days, Expected Shortfall 95% at 20 days and Stressed VaR 99% at 1 day) is shown below

TABLE 64: Trading Book. Stress resampling

	(Millions of euros)
	Europe	Bancomer	Peru	Venezuela	Argentina	Colombia	Chile
Expected Shortfall	(92)	(42)	(5)	(0)	(4)	(1)	(7)

(Millions of euros)
2016	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20 D	95 20 D		99% Resampling
TOTAL
GM Europa, NY y Asia	(61.9)	(91.8)	02/01/2008 - 02/12/2009	(23.6)
GM Bancomer	(26.5)	(42.1)	12/09/2008 - 09/09/2010	(14.7)

3.3.4.2.4. Backtesting

The Group’s market risk measurement model needs to have a back-testing or self-validation program, which assures that the risk measurements being made are suitable.

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The purpose of backtesting is to validate the quality and accuracy of the internal model used by the BBVA Group to estimate the maximum daily loss for a portfolio, for a 99% confidence level and a time horizon of 250 days, by comparing the Group’s results and the risk measures generated by the model.

These tests confirmed that the internal market risk model used by BBVA S.A. and Bancomer is adequate and accurate.

Two types of backtesting were performed in 2016:

a.	“Hypothetical” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This validates that the market risk metric is appropriate for the end-of- day position.

b.	“Real” backtesting: the daily VaR is compared with the total results, including intraday operations, but deducting any possible allowances or commissions generated. This type of backtesting incorporates the intraday risk in the portfolios.

In addition, each of these two types of backtesting was performed at risk factor or type of business level, thus providing a more in-depth comparison of results versus risk measures.

CHART 20: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting

BBVA SA IR DESK hypothetical back testing

CHART 21: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting

BBVA SA IR DESK real back testing

CHART 22: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting

CHART 23: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting

3.3.4.3. Characteristics of the risk management system

The Group has a risk management system in place which is appropriate for the volume of risks managed, complying with the functions set out in the Corporate Policy on Market Risks in Market Activities.

The risk units must have:

•	A suitable organization (means, resources and experience) in line with the nature and complexity of the business.

•	Segregation of functions and independence in decision-making.

•	Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and

•	The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.

•	All market risks existing in the business units that carry out their activity in markets must be adequately identified, measured and assessed, and procedures must be in place for their control and mitigation.

•	The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.

3.4. Structural risk in the equity portfolio

3.4.1. Scope and nature of the structural risk in the equity portfolio measurement and reporting systems

The BBVA Group’s exposure to structural risk in the equity portfolio basically results from the holdings in industrial and financial companies, with medium/long-term investment horizons. It includes the holdings consolidated in the Group, although their variations in value have no immediate effect on equity in this case.

This exposure is mitigated through net short positions held in derivatives on their underlying assets, which are used to limit portfolio sensitivity to potential falls in prices.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets.

It also monitors the level of compliance with the limits set, according to the Risk Appetite and as authorized by the Executive Committee. It reports on these levels regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, particularly in the case of overruns of the limits set.

The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. The structural equity risk management metrics designed by GRM according to the corporate model contribute to effective risk monitoring by estimating the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration.

To carry out a more in-depth analysis, stress tests and sensitivity analyses are carried out from time to time against different simulated scenarios, using both past crisis situations and forecasts by BBVA Research as the base. This checks that the risks are limited and that the tolerance levels set for the Group are not endangered.

On a monthly basis, backtesting is carried out on the risk measurement model used.

The financial instruments contained in the available-for-sale financial assets portfolio are valued at their fair value both in their initial entry and on subsequent valuations.

These changes are recorded in equity unless objective evidence exists that the fall in value is due to asset impairment where the amounts recorded will be written-off from equity and they will be taken directly to the income statement.

3.4.2. Differentiation between portfolios held for sale and those held for strategic purposes

3.4.2.1. Portfolios held for sale

The portfolio held for sale is reflected in accounting terms by the entry entitled available-for-sale assets. In the case of capital instruments, this portfolio will include the capital instruments of institutions that are not strategic, which are not classified as the Group’s subsidiaries, associates, or jointly controlled businesses, and that have not been included in the fair value through profit or loss category.

3.4.2.2. Portfolios held for strategic purposes

The portfolio held for strategic purposes is included for accounting purposes under the heading of available-for-sale financial assets. An investment in capital instruments is considered strategic when it has been made with the intent of setting up or maintaining a long-term operating relationship with the subsidiary, although there is no significant influence on it, if at least one of the following situations is in place:

•	Representation on the Board of Directors or equivalent management body in the subsidiary.

•	Participation in the policy setting process, including those related to dividends and other payouts.

•	The existence of significant transactions between the investing institution and the subsidiary.

•	The exchange of senior management staff.

•	The supply of expert information of an essential nature.

3.4.3.	Book value and exposure of equity investments and capital instruments contained in above portfolios

The accompanying table shows the book value, exposure and RWAs of portfolios held for Value of equity investments and capital instruments:

TABLE 65: Breakdown of book value, EAD and RWAs of equity investments and capital instruments

	Equity investments and capital instruments (1)
	2016			2015
(Millions of euros)	Book value	OE	EAD	Book value	OE	EAD
Portfolio available for sale (2)	3,899	3,885	3,885	4,470	4,470	4,470
Portfolio held for strategic purposes (3)	4,379	4,327	4,327	5,048	4,948	4,948

Total	8,278	8,213	8,212	9,518	9,418	9,418

(1)	The ‘Other financial assets with changes in P&L’ portfolio has no balance.
(2)	The difference betw een the book value and EAD is due to residual exposures w hose capital use is calculated based on the credit risk models for the credit portfolio.
(3)	The book value of permanent investment by company is show n in the annexes to this document.

The accompanying table shows the types, nature and amounts of the original exposures in equity investments listed or unlisted on a stock market, with an item differentiating sufficiently diversified portfolios and other unlisted instruments:

TABLE 66: Exposure in equity investments and capital instruments

(Millions of euros)	Type of Exposure (1)
	2016		2015
Item	Non- derivatives	Derivatives	Non- derivatives	Derivatives
Exchange-traded instruments	3,606	144	4,151	214
Non-exchange traded instruments	4,401	62	4,944	109
Included in sufficiently diversified portfolios	4,401	62	4,944	109
Other instruments

Total	8,006	207	9,095	323

(1)	Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

3.4.4.	Risk-weighted assets of equity investments and capital instruments

Below is a breakdown of the RWAs by applicable method corresponding to equity investments and capital instruments as of December 31, 2016 and December 31, 2015:

TABLE 67: Breakdown of RWAs, equity investments and capital instruments by applicable approach

(Millions of euros)		RWA´s
Concept		Internal Models	Simple method	PD/LGD method	Total
	Portfolio available for sale	1,299	996	5,057	7,352
12/31/2015	Portfolio held for strategic purposes	—	10,997	1,173	12,170
	Portfolio available for sale	961	973	4,554	6,488
12/31/2016	Portfolio held for strategic purposes	—	9,808	342	10,151

The flows and main changes in capital use are described below for the positions subject to Equity Credit Risk as of December 31, 2016:

TABLE 68: Variation in RWAs for Equity Risk

(Millions of euros)
Equity Risk
RWA´s 2015	19,522
Asset size	(2,255)
Acquisitions and disposals	(231)
Foreign exchange movements	(397)
Other	—
RWA´s 2016	16,639

The variations in the period occurred for the following reasons:

•	Exposure: Derived from the mark-to-market fluctuations of the DPV portfolio.

•	Acquisitions and disposals: Throughout 2016 partial sale of the BBVA Group stake in CNCB has continued.

•	Exchange rate: The negative variation of the exchange rate can be explained by the impact of the general depreciation of certain local currencies such as the Turkish lira, Mexican and Argentinean peso and the Venezuelan bolivar against the euro.

3.4.5.	Profit and loss and adjustments for valuation of equity investments and capital instruments

Below is a breakdown as of December 31, 2016 and December 31, 2015 of the profit and loss through the sale and settlement of equity investments and capital instruments and by type of portfolio applicable.

TABLE 69: Realized profit and loss from sales and settlements of equity investments and capital instruments

(Millions of euros)
	2016			2015
	Losses	Gains	Net	Losses	Gains	Net
Portfolio available for sale	24	254	230	20	91	72
Portfolio held for strategic purposes	58	111	53	2,222	23	(2,199)

In 2015, the realized losses basically corresponded to the valuation at fair value of the stake held in the Garanti Group due to the change of the method of consolidation.

TABLE 70: Valuation adjustments for latent revaluation of equity investments and capital instruments

(Millions of euros)
Valuation adjustments for latent revaluation
AFS
Balance Dec 2015	27
Transactions	(707)
Balance Dec 2016	(680)

3.5. Structural exchange-rate risk

3.5.1.	Scope and nature of the exchange-rate risk measurement and reporting systems

In BBVA Group, structural currency risk arises mainly from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets.

It also monitors the level of compliance of established risk limits, and reports regularly to the Global Risk Management Committee (GRMC), the Board of Directors’ Risks Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Corporate Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of controlling the potential negative effects of exchange-rate fluctuations on capital ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering the transactions according to market expectations and their costs.

The risk tracking metrics in the limits are integrated in the management and supplemented with additional evaluation indicators. Within the corporate scope, they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 (“Common Equity Tier 1”) ratio, and attributable profit. Probabilistic metrics enable an estimation of the overall impact of the exposure on the various currencies, considering the broad variability in listed currencies and their correlations.

The goodness of fit of these metrics on the risk estimate is regularly reviewed through backtesting exercises. A structural exchange-rate risk control is supplemented with an analysis of scenarios and stress with a view to proactively identifying possible future threats to the future compliance of risk appetite levels to enable the adoption, as the case may be, of the pertinent preventive actions. The scenarios are based on historical and risk model-simulated situations, and the risk scenarios provided by BBVA Research.

The level of exposure to structural currency risk at the Group has decreased since the end of 2015 mainly due to the increase in hedging, focused on the Mexican peso and Turkish lira. The risk mitigation level of the capital adequacy ratio by the carrying amount of BBVA Group’s holdings in foreign currency has remained at around 70% and the hedging for management purposes of foreign-currency earnings amounted to 47% for 2016, likewise focused on the Mexican peso and Turkish lira. Sensitivity of the CET1 ratio to a 1% appreciation in the euro’s exchange rate against each foreign currency is: US dollar: +1.2 pbs; Mexican peso -0.2 pbs; Turkish lira -0.2 pbs; remaining currencies: -0.3 pbs.

The variations in terms of RWAs are due to the trend in structural positions and increased hedging on those positions.

Below is a visual display of the changes in the main currencies that make up the Group’s structural exchange-rate risk and that explain the trends in the exposure and RWAs of foreign companies due to the effect of changing currency prices.

CHART 24: Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk

With respect to the markets, in 2016 the dollar and currencies of the Andean countries were strong, and in contrast the Mexican peso and Turkish lira depreciated against the dollar, affected by greater uncertainty and doubts about growth expectations in these economies.

3.6.	Interest-rate risk

3.6.1	Scope and nature of the interest-rate risk measurement and reporting systems

The aim of managing balance-sheet interest rate risk is to maintain BBVA Group’s exposure to variations in interest rates at levels in line with its strategy and target risk profile.

Movements in interest rates lead to changes in a bank’s net interest income and book value, which constitute a key source of asset and liability interest-rate risk.

The extent of these impacts will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the different maturity and repricing terms of the assets and liabilities on the banking book and the off-balance-sheet positions.

A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. That is the reason why the structural interest rate should be managed effectively and have a reasonable relation both to the bank’s capital base and the expected economic result. This function is handled by the Global ALM unit, within Financial Management area. Through the Asset and Liability Committee (ALCO) it aims to guarantee the generation of recurrent earnings and preserve the entity’s solvency.

In pursuance of this, the ALCO develops strategies based on its market expectations, within the risk profile defined by BBVA Group’s management bodies and balance the expected results and the level of risk assumed.

BBVA has a transfer pricing system, which centralizes the Bank’s interest-rate risk on ALCO’s books and is designed to facilitate proper balance-sheet risk management.

The corporate GRM area is responsible for controlling and monitoring structural interest-rate risk, acting as an independent unit to guarantee that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. It constructs the asset and liability interest-rate risk measurements used by the Group’s management, as well as designing models and measurement systems and developing monitoring, information and control systems. At the same time, the Global Risk Management Committee (GRMC) carries out the function of risk control and analysis reporting to the main governing bodies, such as the Executive Committee and the Board of Director’s Risk Committee.

BBVA’s structural interest-rate risk management procedure has a sophisticated set of metrics and tools that enable its risk profile to be monitored precisely. This model is based on a carefully studied set of hypotheses which aim to characterize the behavior of the balance sheet exactly. The measurement of interest-rate risk includes probabilistic metrics, as well as a calculation of sensitivity to a parallel movement of +/- 100 basis points in the market curves.

There is regular measurement of the Bank’s banking book earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon.

The deviations are obtained by applying a method for simulating interest-rate curves that takes into account other sources of risk in addition to changes in direction, such as changes in the slope and curvature, as well as considering the diversification between currencies and business units. The model is subject to regular internal validation, which includes backtesting.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Progress has therefore been made in the analysis of extreme scenarios in a possible breakthrough in both current interest-rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by the Economic Research Department has been maintained.

3.6.2	Nature of interest rate risk and key hypotheses

The Group’s exposure to variations in market interest rates is one of the main financial risks linked to the pursuit of its banking operations.

The risk of repricing, which stems from the difference between the periods for reviewing interest rates or the maturity of investment transactions vis-à-vis their financing, constitutes the basic interest rate risk to be considered. Nonetheless, other risks such as the exposure to changes in the slope and shape of interest rate curves and the risk of optionality present in certain banking transactions are also taken into consideration by risk control mechanisms.

The sensitivity measurements of the Group’s net interest income and economic value in the face of variations in market interest rates are supplemented with forecast and stress scenarios and risk measurements using curve simulation processes, thereby allowing an assessment of the impact of changes on the slope, curvature and parallel movements of varying magnitude.

Especially important in the measurement of structural interest rate risk, which is carried out every month, is the establishment of hypotheses on the evolution and performance of certain items on the balance sheet, especially those involving products with no explicit or contractual due date.

The most significant of these hypotheses are those established on current and savings accounts, since they largely condition risk levels given the volume they represent within the liabilities of the Group’s financial institutions.

A prior step to the study of these liabilities necessarily involves “account segmentation.” To do so, the balances on the balance sheet are broken down by products, analyzed separately and subsequently grouped according to their common features, especially with regard to the type of customer and the criteria on the remuneration of each account, independently of the accounting standards on grouping.

A first stage involves analyzing the relationship between the trends in market interest rates and the interest rates of those accounts with no contractual due date. This relationship is established by the models which allow a determination of what the percentage impact of the variations in market interest rates is on the account’s remuneration and with what delay it occurs, for each type of account and customer and according to the interest-rate levels.

Subsequently, an analysis is made of the changes over time of the balances in each category in order to establish their overall trend against the seasonal variations in the balance. It is assumed that these seasonal variations mature in the very short term, whereas the trend in the balance is assigned a long-term maturity. This prevents oscillations in the level of risks caused by momentary variations in balances, thus favoring the stability of balance-sheet management. This breakdown of amounts is made by the regressions that best adjust historical changes to the balance over time.

Group companies have opted for different procedures to determine the maturity of transactional liabilities, taking into account the varying nature of markets and the availability of historical data. In the corporate model, a descriptive analysis of the data is used to calculate the average contractual period of the accounts and the conditioned probability of maturity for the life cycle of the product. A theoretical distribution of maturities of the trend balance is then estimated for each of the products, based on the average life of the stock and the conditioned probability.

A further aspect to be considered in the model’s hypotheses is the analysis of the prepayments (implicit optionality) associated with certain positions, especially with the loan-book, mortgage portfolios and customer deposits. Changes in market interest rates, together with other variables, condition the incentives for the Bank’s customers to cancel loans or deposits early, thus modifying the future behavior of the balances on the balance sheet with respect to forecasts in accordance with the contractual calendar of maturities.

The analysis of historical information relating to prepayments, and to changes in interest rates, establishes the relationship between the two at any particular moment and estimates future prepayment in a given interest-rate scenario.

3.6.3	Variations in interest rates

The following tables present the average levels of interest-rate risk in terms of the sensitivity of net interest income and economic value for the Group’s main financial institutions in 2016.

TABLE 71: Variations in interest rates. Impact on net interest income and economic value

	Impact on net interest income (*)		Impact on economic value (**)
Interest rate sensitivity analyses at December 2016	Increase of 100 basis points	Decrease of 100 basis points	Increase of 100 basis points	Decrease of 100 basis points
Europe (***)	14.12%	(7.09%)	4.90%	(3.62%)
Mexico	2.13%	2.02%	(2.42%)	2.55%
USA	8.91%	(8.30%)	0.41%	(7.57%)
Turkey	(6.64%)	4.64%	(2.78%)	3.84%
South America	2.40%	(2.41%)	(2.82%)	3.04%
BBVA Group	4.15%	(2.89%)	2.69%	(2.47%)

(*)	Percentage of the projected “1 year” interest margin of each unit
(**)	Percentage of Core Capital per unit
(***)	In Europe it is considered that rate will move further downward to levels more negative than the current ones

The BBVA Group’s balance has negative exposure to a fall in interest rates caused primarily by balances in euros and USD.

However, in Europe, the movement of falling rates is clipped as a result of the current interest rate level, which is very close to or even under zero, thus preventing the occurrence of extremely adverse scenarios. Contrariwise, the rise scenarios have a greater range, which generates a positive asymmetry in the potential results of the BBVA Group insofar as the rates.

3.7	Liquidity Risk

3.7.1	Scope and nature of the liquidity risk measurement and reporting systems

Liquidity and funding risk management aims to ensure in the short term that a bank does not have any difficulties in duly meeting its payment commitments, and that it does not have to resort to funding under difficult conditions which may harm the bank’s image or reputation.

In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes. Management of structural funding and short-term liquidity is decentralized in BBVA Group.

Management of structural funding and liquidity within BBVA Group is based on the principle of financial self-sufficiency of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk.

This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.

As regards liquidity and funding management, BBVA Group is organized around twelve Liquidity Management Units (UGL) made up of the parent company and the banking subsidiaries in each geographical area, plus their dependent branches, even when these branches raise funding in different currencies.

BBVA Group’s policy for managing liquidity and funding risk is also the basis of the model’s robustness in terms of planning and integration of risk management into the budgeting process of each UGL, according to the appetite for funding risk it decides to assume in its business.

In order to implement this principle of anticipation, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity balance. This framework of limits contributes to the planning of the joint evolutionary performance of:

•	The loan portfolio, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.

•	Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

•	The credit gap projection, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

•	Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as available-for-sale or held-to-maturity portfolios, and additionally on trading portfolios.

•	The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, BBVA Group plans the target wholesale funding structure according to the tolerance set in each UGL target.

Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different UGLs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.

As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

3.7.2	Governance and monitoring

The Finance area, through Global ALM, manages BBVA Group’s liquidity and funding, planning and executing the funding of the structural long-term gap of each UGL and proposing to ALCO the actions to be taken on this matter, in accordance with the policies and limits established by the Executive Committee.

The Group’s objective behavior, in terms of liquidity and funding risk, is measured through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable Customer Deposits (LtSCD) ratio.

The LCR ratio is a regulatory metric designed to guarantee the resistance of entities in a scenario of liquidity tension within a time horizon of 30 days. Within the plan for adapting risk management to regulatory ratios, BBVA has established a required Liquidity Coverage Ratio (LCR) compliance level for the entire Group and for each individual UGL. The required internal levels aim to comply efficiently and sufficiently in advance with the implementation of the 2018 regulatory requirement at a level above 100%.

Throughout 2016, the LCR level for BBVA Group remained above 100%. At European level the LCR ratio entered into force on October 1, 2015, with an initial requirement of 60%, and a phased-in ratio of up to 100% in 2018.

The Loan-to-Stable Customer Deposits (LtSCD) ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each UGL making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. These stable resources in each UGL are calculated by analyzing the performance of the balances in the different customer segments identified as eligible to provide stability to the funding structure; prioritizing customer loyalty and applying greater haircuts to the funding lines for less stable customers.

In order to establish the target (maximum) levels of LtSCD in each UGL and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

The second element in liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive reliance on short-term funding by establishing a maximum level of short-term funding raising, comprising wholesale funding and volatile customer funds.

The residual maturity profile of long-term wholesale funding has no significant concentrations, which matches the schedule of planned issues to the best possible financial conditions of markets, as shown in the chart below. Finally, concentration risk is monitored at UGL level, with the aim of ensuring a correct diversification of both the counterparty and type of instrument.

The third main element is promoting the short-term resistance of the liquidity risk profile, guaranteeing that each UGL has sufficient collateral to deal with the risk of the close of wholesale markets.

The basic capacity is the short-term liquidity risk management and control metric, which is defined as the ratio between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Stress tests are carried out as a fundamental element of the liquidity and funding risk monitoring scheme. They enable deviations from the liquidity targets and limits set in the appetite to be anticipated, and establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.

For each scenario, it is verified whether the UGL has a sufficient stock of liquid assets to guarantee its capacity to meet the liquidity commitments/outflows in the different periods analyzed. Four scenarios are considered in the analysis: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the Entity’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: the liquidity existing in the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of the UGL’s asset quality.

Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan. They are mainly indicators of the funding structure, in relation to asset encumbrance, counterparty concentration, flights of customer deposits, unexpected use of credit facilities, and of the market, which help anticipate possible risks and capture market expectations.

3.7.3	Liquidity and funding performance in 2016

During 2016, BBVA Group has maintained a robust and dynamic funding structure with a clearly retail nature, where customer resources represent the main source of funding.

Thus, the performance of the indicators show that the robustness of the funding structure remained steady during 2016, in the sense that all UGLs held self-funding levels with stable customer resources above the requirements.

TABLE 72: Loan-to-Stable Customer Deposits (LtSCD)

	LtSCD per UGL
	31-dec-16	31-dec-15
Group (Weighted average)	113%	116%
Eurozone	113%	116%
Bancomer	113%	110%
Compass	108%	112%
Garanti	124%	128%
Rest of UGLs	107%	111%

Additionally, each Group entity maintains a liquidity buffer at the individual level: Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2016 for the most significant units:

TABLE 73: Types and amounts of instruments included in the liquidity fund of the most significant units

(Millions of euros)
December 2016	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Others
Cash and balances at Central Banks	16,038	8,221	1,495	4,758	6,504
Assets from credit transactions with central banks	50,706	4,175	26,865	4,935	4,060
Central government issues	30,702	1,964	1,084	4,935	3,985
Of which: Spanish government bonds	23,353	—	—	—	—
Other issues	20,005	2,212	8,991	—	75
Loans	—	—	16,790	—	—
Other non-eligible liquid assets	6,884	938	662	1,478	883

ACCUMULATED AVAILABLE BALANCE	73,629	13,335	29,022	11,171	11,447

PERIOD AVERAGE BALANCE	68,322	13,104	27,610	12,871	11,523

(1)	It includes Banco Bilbao Vizacaya Argentaria, S.A., Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The stress tests conducted on a regular basis reveal that BBVA maintains a sufficient buffer of liquid assets (stress buffer) to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different UGLs, including in the scenario a significant downgrade of the Bank’s rating by up to three notches.

Based on prudential supervisory information, the following matrix is presented by contractual terms with residual maturity as of December 31, 2016:

TABLE 74: Liquidity inflows

(Millions of euros)
December 2016 Inflows- Contractual residual maturities	Demand deposits	Up to one month	1 month- 3 months	3 months- 6 months	6 months- 9 months	9 months- 1 year	1 year- 2 years	2 years- 3 years	3 years- 5 years	More than 5 years	Total
ASSETS
Cash and balances at Central Banks	23,191	13,825									37,016
Loans and advances to credit institutions	991	4,068	254	155	48	72	117	87	122	4,087	10,002
Loans to other financial institutions	1	1,192	967	675	714	532	1,330	918	942	336	7,608
Temporal acquisitions of securities and security lending	—	20,232	544	523	—	428	500	286	124	189	22,826
Loans	591	20,272	25,990	22,318	16,212	15,613	44,956	35,093	55,561	133,589	370,195
Securities portfolio settlement	0	708	3,566	3,688	2,301	4,312	19,320	10,010	16,662	51,472	112,039

TABLE 75: Liquidity outflows

(Millions of euros)
December 2016 Outflows- Contractual residual maturities	Demand deposits	Up to one month	1 month- 3 months	3 months- 6 months	6 months- 9 months	9 months- 1 year	1 year- 2 years	2 years- 3 years	3 years- 5 years	More than 5 years	Total
LIABILITIES
Issues and deposit certificates	419	7,380	2,943	5,547	3,463	5,967	7,825	5,963	14,016	31,875	85,397
Loans and advances to credit institutions	6,762	5,365	1,181	2,104	800	2,176	746	1,156	859	3,714	24,862
Loans to other financial institutions	15,375	6,542	8,624	3,382	2,566	1,897	1,340	686	875	2,825	44,114
Financing of the rest of the clients	206,140	49,053	25,522	15,736	11,863	11,343	8,619	5,060	781	936	335,052
Financing with collateral securities	—	38,153	3,561	1,403	1,004	912	1,281	640	23,959	1,712	72,626
Derivatives (net)	(0)	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

The funding structure is clearly stable, with the loan portfolio mostly funded from customer deposits. The outgoing demand section primarily contains current accounts of the retail customer base, whose behavior displays an elevated stability and for which, according to internal methods, the average maturity is estimated at over three years.

The long and short-term wholesale funding markets in the Eurozone were stable in 2016. The ECB began its new Targeted Longer-Term Refinancing Operations program (TLTRO II), consisting in four quarterly auctions maturity at four years, with a view to fostering the channeling of credit and improving the financial conditions of the European economy as a whole. The Euro UGL took part in the first auction of this program with a volume of €23.7 billion after repaying €14 billion of previous TLTROs. In addition, in the year as a whole, the Euro UGL has issued €6,350 million, providing long-term funding under favorable price conditions.

In Mexico, the liquidity position continues to be sound, despite the market volatility following the U.S. elections. There is still a relatively low level of dependence on wholesale funding, with the positive performance of customer funds allowing less use of wholesale markets (satisfied on the local market).

In the United States, the narrowing credit gap over the year has reduced wholesale funding, with the liquidity position in 2016 remaining comfortable.

In Turkey, despite the geopolitical tension and Moody’s downgrade of its credit rating, the domestic environment has remained stable, without pressure on the sources of funding, supported by global stability and the measures adopted by the Central Bank of Turkey (CBRT).

The liquidity position in the rest of the subsidiaries has remained in a comfort zone, holding a solid position of liquidity in all jurisdictions where which the Group operates. Access to capital markets by these subsidiaries has continued with recurring issuance on the local market.

In this context of improved access to the market, BBVA has maintained its objectives of, on the one hand, strengthening the funding structure of the Group’s various franchises based on growing its self-funding from stable customer funds, and on the other, guaranteeing a sufficient buffer of fully available liquid assets, diversifying the different sources of funding and optimizing the generation of collateral to deal with situations of tension in the markets.

3.7.4	Liquidity prospects

BBVA Group has entered 2017 with a comfortable liquidity status across its entire global footprint. The financing structure slanting toward the long term and proven access capacity to capital markets enables to comfortably meet the moderate volume of maturities expected for the upcoming quarters.

The following is a breakdown of maturities of wholesale issues of the most significant units of the Group by the nature of the issues.

TABLE 76: Maturity of Euro Balance Sheet wholesale issues by nature

12/31/2016 (Millions of euros)
Type of issues	2017	2018	2019	After 2019	Total
Senior debt	3,004	2,328	1,165	4,076	10,573
Mortgage-covered bonds	8,567	791	380	14,932	24,670
Public-covered bonds	600	150	—	500	1,250
Regulatory capital instruments (1)	70	1,443	—	7,624	9,137
Other long term financial instruments	250	200	—	660	1,110

Total	12,491	4,912	1,545	27,792	46,740

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 77: Maturity of Bancomer wholesale issues by nature

12/31/2016 (Millions of euros)
Type of issues	2017	2018	2019	After 2019	Total
Senior debt	—	230	184	993	1,406
Mortgage-covered bonds	—	—	—	—	—
Public-covered bonds	—	—	—	—	—
Regulatory capital instruments (1)	—	—	—	4,933	4,933
Other long term financial instruments	—	—	—	—	—

Total	—	230	184	5,926	6,339

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 78: Maturity of Compass wholesale issues by nature

12/31/2016 (Millions of euros)
Type of issues	2017	2018	2019	After 2019	Total
Senior debt	379	—	569	—	949
Mortgage-covered bonds	—	—	—	—	—
Public-covered bonds	—	—	—	—	—
Regulatory capital instruments (1)	332	—	—	1,063	1,395
Other long term financial instruments	—	—	—	—	—

Total	712	0	569	1,063	2,343

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 79: Maturity of Garanti wholesale issues by nature

12/31/2016 (Millions of euros)
Type of issues	2017	2018	2019	After 2019	Total
Senior debt	1,600	398	1,214	1,268	4,479
Mortgage-covered bonds	—	—	—	—	—
Public-covered bonds	—	—	—	—	—
Regulatory capital instruments (1)	—	—	—	—	—
Other long term financial instruments	41	150	469	1,549	2,210

Total	1,641	547	1,683	2,817	6,689

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 80: Maturity of South America wholesale issues by nature

12/31/2016 (Millions of euros)
Type of issues	2017	2018	2019	After 2019	Total
Senior debt	522	1,036	1,190	2,547	5,295
Mortgage-covered bonds	—	—	—	—	—
Public-covered bonds	—	—	—	—	—
Regulatory capital instruments (1)	30	32	—	1,687	1,749
Other long term financial instruments	—	—	—	—	—

Total	552	1,068	1,190	4,234	7,044

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

For 2017, the main goals of BBVA Group’s funding strategy is to maintain the strength of the funding structure and the diversification of the different sources of funding, ensuring the availability of sufficient levels of collateral, both for complying with regulatory ratios and for the rest of the internal metrics for monitoring liquidity risk, including stress scenarios.

3.7.5	Encumbered assets in finance transactions

As of December 31, 2016, the encumbered assets (provided as collateral or security with respect to certain liabilities) and those unencumbered are as follows:

TABLE 81: Encumbered assets or unencumbered

	Committed assets		Uncommitted assets
12/31/2016 (Millions of euros)	Book value	Market value	Book value	Market value
Assets	137,045	—	594,811	—
Equity instruments	2,214	2,214	9,022	9,022
Debt securities	40,114	39,972	90,679	90,679
Other assets	94,718	—	495,109	—

The value of “Loans and other assets” encumbered correspond mainly to loans linked to the issue of mortgage-covered bonds, public covered bonds and long-term securitized bonds (see Note 22.3 to the Group’s Annual Consolidated Financial Statements); and to those that guarantee access to certain funding transactions with central banks. Debt securities and capital instruments respond to underlyings that are delivered in repo transactions with different types of counterparty, mainly clearing houses or credit institutions, and to a lesser extent, central banks. Collateral provided to guarantee derivative operations is also included as encumbered assets.

As of December 31, 2016, the collateral received mainly for repurchase agreements or security lending and the collateral that could largely be encumbered with the aim of obtaining funding, is as follows:

TABLE 82: Collateral received for encumbrance or available for encumbrance

12/31/2016 (Millions of euros)
Collateral assigned	Fair value of committed collateral assigned or treasury stock issued	Fair value of collateral assigned or treasury stock issued available for committed	Fair value of collateral assigned or treasury stock issued not available for committed
Collateral assigned	19,921	10,039	173
Equity instruments	58	59	—
Debt securities	19,863	8,230	28
Other collateral assigned	—	1,750	144
Treasury stock issued, except for public-covered bonds or securitized bonds	5	—	—

The guarantees received in the form of reverse repurchase agreements or security loans are encumbered through the use of transactions in assets sold under repurchase agreements, similar to debt securities.

As of December 31, 2016, all issued financial liabilities associated with the different encumbered assets in funding operations, including the book value of the latter, are listed below:

TABLE 83: Encumbered assets/collateral assigned and associated liabilities

12/31/16 (Millions of euros)
Committed assets/collateral assigned and associated liabilities	Liabilities hedged, contingent liabilities or title ceded	Assets, collateral assigned and treasury stock issued, except for mortgage-covered bonds and committed securitized bonds
Book value of pledged liabilities	134,387	153,632
Derivatives	9,304	9,794
Deposits	96,137	108,268
Emisions	28,946	35,569
Other sources of pledged assets	—	2,594

3.8 Operational risk

3.8.1 Scope and nature of the operational risk measurement and reporting systems

Operational risk is defined as the one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins could be highly diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters and suppliers). Operational risk management is integrated into BBVA Group’s global risk management structure.

The analysis of the entity’s RWA structure shows that 9% corresponds to Operational Risk.

3.8.2 Operational Risk definition

BBVA accepts the definition of Operational Risk proposed by the Bank for International Settlements (BIS) in Basel: “Operational Risk is defined as the one that could potentially cause losses as a result of human errors, inadequate or faulty internal processes, system failures or external events”. This definition excludes the strategic and/or business risk and the reputational risk (which is managed separately within BBVA Group).

The definition of Operational Risk in BBVA Group includes the following risk types:

•	Legal risk: possibility of being sanctioned, fined or obliged to pay punitive damages as a result of supervisory actions or private agreements between the parties.

•	Regulatory compliance linked to compliance issues[4].

•	Risk of external fraud: Risk as a result of the commission of crimes by third persons, whether customers or not.

•	Risk of internal fraud: Risk from illegal actions, commission of crimes, disloyalty, abuse of trust, etc., acts of willful misconduct or for gain by members of the entity’s internal staff, as well as the performance of other unauthorized activities.

•	Technological risk: Risk arising from faults in the design or implementation of information systems, problems or delays generated in the execution of specific automatic processes, faulty operation of the Host systems or communications (line outages), information losses in backup devices or applications and developments for not responding to user specifications, shortcomings in the security in data processing buildings and in the security of technological infrastructure, etc.

[4]	For BBVA, Risk Compliance is defined as the regulatory and/or reputational risk linked to Compliance Issues. The scope of such issues can vary in time depending on environment (especially regulatory) and business developments. Notwithstanding, based on the foregoing, other matters can be introduced. Whatever the case, the following will be understood as included within the aforementioned issues:

•	Conduct on the Markets.

•	Treatment of Conflicts of Interest.

•	Prevention of Money Laundering and the Financing of Terrorism (AML-CTF).

•	Personal Data Protection.

•	Supplier risk: Risk originated by shortcomings in the service provided by vendors and subcontracted companies (independent businesses or those whose management is not controlled by the Group)

•	Fiduciary risk: As regards the administration of third-party assets - including when it acts as trustee - BBVA Group is exposed to a fiduciary risk arising from its condition of investment manager for customers and when it provides consultancy services in investment matters. In both cases, with respect to the management of investments on behalf of third parties, it is the customer who takes on the market and credit risks, while it is the manager or administrator that assumes the fiduciary duty of managing in the best interest of the customer. Non-compliance of the fiduciary duty could lead to losses for the Group. Moreover, the distribution of the investment products can lead to a fiduciary risk for the bank.

3.8.3 Operational Risk Methodology

The Group has in place an integrated internal control and operational risk methodology.

This methodology identifies risks in organizational areas, generates analyses that prioritize risks according to the estimated residual risk (after incorporating control effects), links risks to processes and establishes an objective risk level for each risk type to identify and manage gaps by comparing it with the residual risk level.

Through its Internal Control & Fiduciary Risk (IC&FR) unit the Corporate Risk Area establishes the criteria applicable for determining BBVA Group companies in which to implement the OR monitoring and management/mitigation tools described in section 3.8.5.2. These criteria are based on both quantitative and qualitative aspects.

The scope of application of the OR management model revolves around the following elements:

•	Company

•	Process: in general, OR originates in the different activities/processes carried out in the Group.

•	Business line: because the type of the different operational risks to which the Group is exposed, and their impact, is substantially different for each line of business, considering this element is fundamental for effective management of OR.

3.8.4 Model based on 3 lines of defense

Based on best operational risk management practices, BBVA Group has established and maintains an internal control model organized around three lines of defense (3LoD), as well as a governance scheme called Corporate Assurance. The Group’s internal control model has two components.

1.	The first one is the model based on three lines of defense, which guarantees compliance with the most advanced internal control standards and is organized as follows:

•	The Group’s business units constitute the first line of defense. They are responsible for managing current and emerging risks and implementing control procedures. It is also responsible for reporting to its business/support unit.

•

The second line of defense is made up of the units specializing in control, the main ones being: Compliance, Accounting & Supervisors (Internal Financial Control), Global Risk Management (Internal Risk Control) and Engineering (specifically, Internal Operations Control and IT Control). This line collaborates in identifying current and emerging risks, defines the control policies within the scope of its cross-sector specialty, ensures that they are implemented correctly, and provides training and advice to the first line. In addition, one of its main functions is to monitor and question the control activity carried out by the first line of defense.

The control activity of the first and second line of defense will be coordinated by the Internal Risk Control Unit, which will also be responsible for providing these units with a common internal control methodology.

•	The third line of defense is made up of the Internal Audit unit, for which the Group assumes the guidelines of the Basel Committee on Banking Supervision and of the Institute of Internal Auditors. Its function is that of providing independent and objective assurance and consulting activity designed to add value and improve the Organization’s operations. The duties and lines of work of this unit are described below.

2.	The second component is the Corporate Assurance scheme, which is tasked with providing a comprehensive and standardized approach to the Board of Directors and the management bodies on the Group’s internal control situation. This provides timely information on the main control weaknesses that may arise in the different assurance processes and makes it possible to prioritize their solution and monitor the implementation of measures for mitigating them more effectively.

To perform its duties, the model is provided with an orderly mechanism for reporting to management. This mechanism involves a number of committees that meet every four months, in which members of the senior management of the Group and its subsidiaries take part. The committees seek to understand control issues and make decisions that will have a significant impact on the objectives of the various units, both at the local level and for the consolidated Group.

CHART 25: Operational risk management framework: Three lines of defense

3.8.5 Principles of BBVA’s Operational Risk management model

Operational Risk management in BBVA Group must:

•	Be aligned with the Risk Appetite statement set out by the Board of Directors of BBVA.

•	Predict the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and establish procedures to enable their assessment and reasonable mitigation prior to their implementation.

•	Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, after considering the identified risk and the cost of mitigation (cost-benefit analysis) and preserving at all times the Group’s solvency.

•	Identify the causes of the operational losses sustained by the Group and establish measures to enable their reduction. To do so, procedures must be in place to enable the capture and analysis of the operational events causing such losses.

•	Analyze the events that may have caused operational risk losses in other entities in the financial sector and drive, where appropriate, the implementation of the measures necessary to prevent their occurrence in the Group.

•	Identify, analyze and quantify events with a low probability of occurrence and high impact which, due to their exceptional nature, may possibly not be included in the losses database or, if they are, have unrepresentative impacts, in order to ensure their mitigation.

•	Have effective governance in which the functions and responsibilities of the Areas and Bodies involved in OR management are clearly defined.

TABLE 84: Characteristics of the Operational Risk management model

Soundness	Board Holding - Country - Unit

Depth	Model created in 1999 using database since 2002

Integrated management	Capital, budgets, incentives, internal benchmark, culture

Forward looking	Uses future variables for analysis, calculation and mitigation

Continuous improvement	Best practices function and continuous updating

These principles reflect BBVA Group’s vision of OR, which is based on the premise that the events that occur as a result of OR have an ultimate cause that should always be identified. The control of the causes significantly reduces the impact of the events. The OR management tools provide information on the origin of OR and assist in its mitigation.

Irrespective of the adoption of all possible measures and controls to prevent or reduce both the frequency and severity of OR events, BBVA ensures that it has sufficient capital at all times to cover the expected or unexpected losses that may arise.

IC&FR proposes the general policies that guide management and enable control of the Group’s operational risk.

These principles aim to reasonably ensure (cost-benefit analysis) that the relevant operational risks to which the Group is exposed in carrying out its activities are identified, assessed and managed consistently with the risk appetite statement set out by the Board of Directors of BBVA, preserving the Group’s solvency.

The OR is managed in BBVA Group from two different and complementary viewpoints:

•	The “ex-ante” point of view entails identifying, assessing and prioritizing potential operational risks to enable their mitigation.

From this standpoint, OR is managed in a proactive and preventive way by the Areas and Units exposed. This management is integrated into the day-to-day decision-making process and is focused on the analysis of the causes of OR to enable its mitigation.

•	The “ex-post” point of view entails assessing the exposure to OR and measuring its consequences, i.e. the historical cost of the events that have occurred. From this perspective, OR management uses tools associated with the consequences of OR not only to complement OR management, but also to feed the calculation of capital use for those Group areas that operate under advanced OR measurement approaches.

The elements that enable OR to be managed in BBVA Group from these two standpoints are described below.

3.8.5.1 Operational Risk admission process

Although strictly speaking there is not a true OR admission process, as the one carried out, for example, in Credit Risk, BBVA Group considers that the assimilation presented in this section is useful for controlling this risk and contributes to its mitigation. The aim of this process is to: anticipate the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and ensure that they are implemented only after adopting suitable mitigation measures in each case.

The Group has a specific governance model for OR admission embodied in different Committees that are admission vehicles in the different areas in which the emergence of OR is concentrated: new businesses, new products, systems, outsourcing decisions, etc.

3.8.5.2 Operational Risk monitoring and management/mitigation tools

3.8.5.2.1 Risk and Control Self-Assessment

An appropriate management of OR requires the establishment of methodologies and procedures to identify, assess and follow this type of risks, in order to implement suitable mitigation measures in each case. This will be done by comparing the level of risk assumed and the cost of mitigation.

BBVA Group’s OR management methodology has the following phases:

•	Establishment of the model’s perimeter, identifying the companies and activities that may give rise to significant OR. These companies and activities are associated with their processes using the taxonomy established by the Group. Processes are the starting point for identifying the OR factors.

•	Identification of potential and real OR factors based on the review of the processes, applying self-assessment techniques that are completed and verified against other relevant information.

•	Prioritization of the OR factors through the calculation of the inherent risk: estimation of the exposure to risk in an adverse and conservative environment without considering the existence of possible controls. Prioritization is used to separate the critical factors from the non-critical ones by applying cut-off points.

•	For critical risks, the controls that contribute to their reduction are identified, documented and tested, and based on their effectiveness the residual risk (which incorporates the reducing effect of the controls, where applicable) is calculated.

•	A specific target is set for each critical risk, that constitutes the level of risk considered acceptable. In those risks in which the residual risk is higher than the target risk there is a gap between both that requires that the risk be mitigated through a mitigation plan.

The aim is to have an evolving and dynamic OR management model that reflects the essential aspects of this risk’s situation at any given time.

OR management is coordinated with other risks, considering the credit or market consequences that may have an operational origin.

3.8.5.2.2 Operational Risk indicators

Dynamic management of OR requires not only a regular self-assessment of OR, but also the definition of a set of indicators to enable the changes in both the risk factors and the effectiveness of the controls to be measured over time, in order to have available information on unexpected changes and enable preventive management of Operational Risk.

3.8.5.2.3 Operational losses database

In line with the best practices and recommendations of the BIS, BBVA has procedures in place for collecting operational losses that occur both in the different Group entities and in other financial groups (ORX losses database, ORX News service, etc).

Internal operational losses database - SIRO.

Through automatic interfaces with accounting and expense and manual capture procedure applications, this tool collects the accounting losses associated with OR events. The losses are captured with no amount limit and constitute an input for calculating the capital use for OR in advanced measurement approaches and a reference for the Risk and Control Self-Assessment, and are analyzed on a regular basis in terms of trends and monitoring of expected losses.

External operational losses database - ORX

The Bank, together with other leading entities worldwide, subscribed with the ORX consortium, as a founding partner, the creation of an external database for anonymously exchanging information related to operational events.

This consortium provides both quantitative and qualitative information on the operational events experienced by the member entities. The information obtained through this means is used both to identify potential ORs and analyze whether appropriate mitigation measures are available, and for the purpose of calculating capital using advanced measurement approaches.

3.8.5.2.4 Operational Risk scenarios

These reflect the exposure to a limited number of situations that may give rise to very significant losses with a reduced estimated frequency of occurrence. The scenarios feed the capital calculation in those Group areas that operate under advanced measurement approaches, and also constitute a reference for OR management.

3.8.5.3 Mitigation plans

Mitigation means to reduce the level of exposure to OR. Even though there is always the option of eliminating OR by exiting a given activity, the Group’s policy is to attempt to mitigate the risk first by improving the control environment or applying other measures, conducting a rigorous cost-benefit analysis. The different forms of mitigation always have associated costs. It is therefore fundamental to assess the cost of the OR properly before making a decision.

As long as the residual risk exceeds the defined target risk level, mitigation measures will need to be established to keep it within the level. The area responsible for OR will drive its implementation through the Operational Risk Management Committee.

3.8.6 Methods used

As set out in Regulation (EU) 575/2013 of the European Parliament and of the Council, for calculating the regulatory capital for operational risk under Basel I, advanced measurement approaches (AMA method) are used for a very significant part of the banking perimeter. Specifically, this method is used in Spain and Mexico, which accumulate most of the Group’s assets.

In March 2010, BBVA Group received authorization from the supervisor to apply advanced models for calculating regulatory capital by operational risk in Spain and Mexico.

Except for the cases of Garanti and Bolivia, for which the basic approach is applied, the standardized approach is used to calculate capital in the rest of the geographical areas.

3.8.6.1	Description of the advanced measurement approaches

The advanced internal model quantifies capital at a confidence level of 99.9% following the LDA (Loss Distribution Approach) methodology. This methodology estimates the distribution of losses by operational event by convoluting the frequency distribution and the loss given default distribution of these events.

The calculations are made using internal data on the Group’s historic losses as its main source of information. To enrich the data from this internal database and to take into account the impact of possible events not yet considered therein, external databases (ORX consortium) are used and the scenarios indicated in point 3.8.5.2.4 are included.

The distribution of losses is constructed for each of the different types of operational risk, which are defined as per Basel Accord cells; i.e. a cross between business line and risk class. In those cases in which there is not sufficient data for a sound analysis, it becomes necessary to undertake cell aggregations, and to do so the business line is chosen as the axis.

In certain cases, a greater disaggregation of the Basel cell has been selected. The objective consists of identifying statistically homogenous groups and a sufficient amount of data for proper modeling. The definition of these groupings is regularly reviewed and updated.

Solvency regulations establish that regulatory capital for operational risk is determined as the sum of individual estimates by type of risk, but allowing the option of incorporating the effect of the correlation among them. This impact has been taken into consideration in BBVA estimates with a conservative approach.

The model of calculating capital in both Spain and Mexico incorporates factors that reflect the business environment and situation of internal control systems. Thus the calculation obtained is higher or lower according to how these factors change in anticipating the result.

The Group has insurance policies that basically cover the risk of cyberattacks, natural and/or provoked disasters and external and internal fraud. For the purpose of calculating capital by the AMA the mitigating effect of the insurance contracted is not included.

The following table below shows the operational risk capital requirements broken down according to the calculation models used and by geographical area, to provide a global vision of capital consumption for this type of risk:

TABLE 85: Regulatory capital for Operational Risk

(Millions of euros)
Regulatory capital for operational risk	2016	2015
Advanced	1,368	1,236
Spain	1,040	811
Mexico	328	425
Standardized	862	911
Basic	516	517

BBVA Group total	2,746	2,663

The main variations in the capital requirements for operational risk are due to:

•	Advanced approaches: Increase of 229 million in Spain, basically due to the impact of the provision allocated to allow for the judgment of the Court of Justice of the European Union referring to the application of floor clauses in mortgage loans. Reduction of 97 million in Mexico as a result of the release by the regulator of the capital floors established in previous years.

•	Non-advanced approaches: In the standard approach a fall (49 million) resulting from the takeover of CX by BBVA.

CHART 26: Required Capital per method

3.8.7 The Group’s Operational Risk profile

BBVA’s operational risk profile is shown below by class of risk after assessing the risks, resulting in the following distribution:

CHART 27: BBVA Group’s Operational Risk profile

The following charts illustrate the distribution of historical operational losses by risk class and country.

CHART 28: Operational Risk profile by risk and country

3.8.8 Main variations in the period

TABLE 86: Variations in terms of Operational Risk RWAs

(Millions of euros)
Operational Risk
RWA’s 2015	33,291
Foreign exchange movements	(2,048)
Other	3,080
RWA’s 2016	34,323

The exchange rate includes the effect of the depreciation of the main currencies in which the Group operates.

In others the impact of updating the calculation period for basic and standard models is included, as is the impact of “mortgage floor causes” in the advanced model for the operational risk in Spain, as mentioned above.

4 Leverage ratio

4.1. Leverage Ratio definition and composition

4.2. Trends in the ratio

4.3. Governance

4.1. Leverage Ratio definition and composition

The leverage ratio is a regulatory measure (not risk-based) complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness.

In January 2014, the Basel Committee on Banking Supervision published the final version of the “Basel III leverage ratio framework and disclosure requirements”, which has been included through a delegated act that amends the definition of leverage ratio in the CRR regulation.

Pursuant to article 451, section 2 of the CRR, on June 15, 2015 the EBA published the final draft of the Implementing Technical Standard (ITS, leverage ratio disclosures) for breaking down the leverage ratio, which has been applied in this report.

The leverage ratio is defined as the quotient of eligible Tier 1 capital and exposure.

Described below are the elements making up the leverage ratio, in accordance with the “EBA FINAL draft Implementing Technical Standards on disclosure of the leverage ratio under Article 451(2) of Regulation (EU) No. 575/2013 (Capital Requirements Regulation – CRR)—Second submission following the EC’s Delegated Act specifying the LR5” published by the EBA on June 15, 2015:

•	Tier 1 capital (letter h in the following table): section 2.2. of this document presents details of the eligible capital, which has been calculated based on the criteria defined in the CRR.

•	Exposure: as set out in article 429 of the CRR, the exposure measurement generally follows the book value subject to the following considerations:

•	On-balance-sheet exposures other than derivatives are included net of allowances and accounting valuation adjustments.

•	Measurement of the Group’s total exposure is composed of the total assets as per financial statements adjusted for reconciliation between the accounting perimeter and the prudential perimeter.

Total exposure for the purpose of calculating the Group’s leverage ratio is composed of the sum of the following items:

[5]	http://www.eba.europa.eu/regulation-and-policy/leverage-
ratio/draft-implementing-technical-standards-its-on-disclosure-
for-leverage-ratio/-/regulatory-activity/press-release

•	On-balance asset positions: book balance of assets corresponding to the financial statements, excluding the derivative headings.

•	Adjustments between the accounting perimeter and the solvency perimeter: the balance resulting from the difference between the accounting balance sheet and the regulatory balance sheet is included.

•	Exposure in derivatives: the exposure referred to the EAD used in the measurement of capital use for counterparty credit risk, which includes both the replacement cost (mark-to-market) and the future potential credit exposure (add-on). The cost of replacement is reported adjusted by the margin of variation in cash and by effective notional amounts.

•	Securities financing transactions (SFTs): in addition to the exposure value, an addition for counterparty credit risk determined as set out in article 429 of the CRR in included.

•	Off-balance-sheet items: these include to risks and contingent liabilities and commitments associated with collateral, which are mainly available. A minimum floor of 10% is applied to the conversion factors (CCF), in line with article 429, section 10 a) of the CRR.

•	The exposures of the Group’s financial institutions and insurance companies that are consolidated at accounting but not at regulatory level.

•	Tier 1 deductions: those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposures. The main deductions are intangible assets, loss carry forwards and other deductions defined in article 36 of the CRR and indicated in section 2.1 of this report.

The table below shows a breakdown of the items making up the leverage ratio as of December 31, 2016 and December 31, 2015:

TABLE 87: Elements comprising the leverage ratio

(Millions of euros)
Summary table of accounting assets and leverage ratio exposure conciliation		12/31/2016	12/31/2016	12/31/2015	12/31/2015
		Phase-In	Fully Loaded	Phase-In	Fully Loaded
a)	Total assets as per published financial statements	731,856	731,856	750,078	750,078
b)	Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(17,272)	(17,272)	(16,920)	(16,920)
c)	Adjustments for derivative financial instruments	(18,788)	(18,788)	(23,056)	(23,056)
d)	Adjustments for securities financing transactions “SFTs”	2,941	2,941	37	37
e)	Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures) (1)	66,397	66,397	68.609 (1)	68.609 (1)
f)	(Adjustment for intragroup exposures excluded from the leverage ratio exposure measure in accordance with Article 429 (7) of Regulation (EU) No 575/2013)	—	—	—	—
g)	Other adjustments	(10,451)	(10,961)	(12,159)	(12,746)

Total leverage ratio exposure		747,216	746,706	766,589	766,001

h)	Tier 1	50,083	48,459	48,554	45,796

Total leverage ratio exposures		747,216	746,706	766,589	766,001

Leverage ratio
Leverage ratio		6.70%	6.49%	6.33%	5.98%

(1)	This corresponds to off-balance sheet exposure after application of the conversion factors obtained in accordance with Article 429, paragraph 10 of the CRR.

As it can be seen, the Group maintains a phased leverage ratio of 6.7% and a fully-loaded ratio of 6.5%, well above the minimum level required.

4.2. Trends in the ratio

The leverage ratio, specifically the adjusted exposure, has been subject to variations caused by balance sheet movements in accordance with business activity. Stability can be seen as of December 2015 in the phase-in ratio levels with a slight upward trend in keeping with the behavior of the Tier 1 capital adequacy ratio and well above the required 3% minimum. The leverage level reflects the nature of the business model that is geared toward the retail sector.

CHART 29: Trends in the leverage ratio

4.3. Governance

The activities making up the Group’s regulatory reporting include the monthly measurement and control of the leverage ratio by assessing and monitoring this measurement in its more restrictive version (fully-loaded), to guarantee that leverage remains far from the minimum levels (which could be considered risk levels), without undermining the return on investment.

The estimates and the development of the leverage ratio are reported on a regular basis to different governing bodies and committees to guarantee an adequate control of the entity’s leverage levels and ongoing monitoring of the main capital indicators.

In line with the risk appetite framework and structural risk management, the Group operates by establishing limits and operational measures to achieve a sustainable development and growth of the balance sheet, maintaining at all times tolerable risk levels. This can be seen in the fact that the regulatory leverage level itself is well above the minimum required levels.

5. Information on remuneration

5.1.	Information on the decision-making process for establishing the remuneration policy for the Identified Staff

5.2.	Description of the different types of employees and executive officers included in the Identified Staff

5.3.	Key features of the remuneration system

5.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group

5.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process

5.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions

5.7.	Ratios between the fixed and variable remuneration of the Identified Staff

5.8.	Quantitative information on the remuneration of the Identified Staff

As set out in article 85 of Act 10/2014, dated June 26, on the regulation, supervision and solvency of credit institutions, and in article 93 of Royal Decree 84/2015, dated February 13, which implements Act 10/2014, the entities will make available to the public and update on a regular basis (at least once a year) information including that on their remuneration policy and practices set out in part 8 of Regulation 575/2013/EU in relation to those categories of staff whose professional activities may have a significant impact on the

Group’s risk profile (hereinafter the “Identified Staff”).

5.1. Information on the decision-making process for establishing the remuneration policy for the Identified Staff

As set out in BBVA’s Bylaws, the Board of Directors Regulations stipulate that one of the powers of the Board is to approve the remuneration for directors for submission to the General Meeting, for senior executives and for employees whose professional activities may have a material impact on the Entity’s risk profile and to determine directors’ remuneration, and, in the case of executive directors, the remuneration for their executive functions and other terms and conditions set out in their contracts.

The Regulations of the Board of Directors of BBVA set out the internal rules for the operation of the Board and its Committees, which provide assistance on matters within their competence. The Remuneration Committee assists the Board with matters related to remuneration as set out in the Board Regulations, ensuring compliance with the remuneration policy established.

As set out in Article 36 of the Regulations of the Bank’s Board of Directors, the Remuneration Committee performs the following functions:

1.	Propose to the Board of Directors, for submission to the General Meeting, the remuneration policy for directors, in terms of items and amounts, the parameters for its determination and the payment system. It will also submit its corresponding report as set out in applicable law.

2.	Determine the extent and amount of the individual remuneration, entitlements and other economic rewards, as well as the contractual terms and conditions, for the executive directors, submitting the relevant proposals to the Board of Directors.

3.	Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank’s directors, which will be submitted to the Annual General Meeting as set out in applicable legislation

4.	Propose to the Board of Directors the remuneration policy for senior executives and those employees whose professional activities may have a material impact on the Company’s risk profile.

5.	Propose to the Board the basic terms and conditions of the contracts of senior executives and directly supervise the remuneration of senior officers responsible for risk management and compliance functions in the Company.

6.	Oversee enforcement of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior officers and employees whose professional activities may have a material impact on the Company’s risk profile.

7.	Verify the information on the remuneration of directors and senior management contained in the different corporate documents, including the annual report on director remuneration.

8.	Any others that may have been assigned under these Regulations or conferred by a decision of the Board of Directors or by applicable legislation.

As of the date of this report, the Remuneration Committee is composed of five members, all of them non-executive directors; the majority independent, including its chairman. Their names, positions and status are given in the following table:

TABLE 88: Composition of the Remuneration Committee

Name and surname(s)	Position	Status
Juan Pi Llorens	Chairman	Independent

José Antonio Fernández Rivero	Member	External

Belén Garijo López	Member	Independent

José Luis Palao García-Suelto	Member	Independent

James Andrew Stott	Member	Independent

In compliance with its functions, the BBVA Remuneration Committee met six times in 2016 to deal with matters that fall under its responsibility.

Among the main duties of the Remuneration Committee is to determine the annual variable remuneration, including the amounts deferred from previous years, together with the fixed remuneration, of executive directors for 2016; and in the case of non-executive directors, to determine and submit to the Board of Directors the remuneration corresponding to members of the new Technology and Cybersecurity Committee, created by the Board of Directors in 2016.

In addition, in 2016 the Committee has determined matters such as the basic contractual conditions of the Bank’s Senior Management, as a result of the changes in its composition over the year, and has reviewed the application of the remuneration policy for Identified Staff, including executive directors of BBVA and members of BBVA’s Senior Management, as set out in article 33.2 of the aforementioned Act 10/2014.

The Board of Directors of BBVA has also approved, in response to the proposal submitted by the Remuneration Committee, the 2016 Annual Report on Remuneration of BBVA Directors, in accordance with the model established by the Spanish Securities and Investment Board (CNMV) through Circular 4/2013, dated June 12 (modified by Circular 7/2015). This Report will be put to the vote at the Annual General Meeting, as set out in article 541 of Royal Legislative Decree 1/2010, dated July 2, which approves the amended text of the Corporations Act (hereinafter the “Corporations Act”), and is available on the Company’s website (www.bbva.com) from the date of calling the Annual General Meeting.

The Annual Report on the Remuneration of BBVA Directors includes a description of the basic principles of the Bank’s remuneration policy with respect to the members of the Board of Directors, whether executive or non-executive, as well as a detailed presentation of the different elements and amounts making up their remuneration, based on the current Remuneration Policy for BBVA directors and BBVA’s Bylaws and the Board of Directors Regulations. The Report also includes the principles and basic elements of the Bank’s general remuneration policy.

Among the matters reviewed by the Remuneration Committee in 2016 was an analysis of the new regulations approved during the year with respect to remuneration. The review was carried out in collaboration with world-class independent consultants in the area of remuneration.

The Board of Directors, in the performance of its duties as included under Article 17 of the Board of Directors Regulations and at the request of the Remuneration Committee, has, given the progress made in market practice, approved a new remuneration policy applicable to BBVA directors for the years 2017, 2018 and 2019. It will be submitted to a vote at the next Annual General Meeting, as a separate agenda item, in accordance with article 529 novodecies of the Corporations Act.

Among the new elements of this policy applicable to the remuneration of executive directors are:

•	A clear allocation between the fixed and variable components of total remuneration, and criteria to establish these components;

•	A change to the fixed-variable balance of remuneration to bring it more into line with the regulations applicable, providing more flexibility for variable remuneration with respect to fixed remuneration. Under no circumstances does this change entail an increase in the total remuneration of the beneficiaries.

•	An increase in the percentage of variable remuneration whose payment is deferred (60% in the case of executive directors, Senior Management and members of Identified Staff with particularly high variable remuneration), and an increase in the deferral period (5 years in the case of executive directors and Senior Management);

•	An increase in the share-based component of variable remuneration;

•	A review of the reduction and recovery (malus and clawback) clauses for variable remuneration to bring them more into line with the scenarios established in the new regulations;

•	The elimination of the system of defined-benefit welfare schemes for the CEO;

•	Consideration of a portion of the contributions to pension systems as “discretionary pension benefits”, as required by new regulations;

•	Modification of contractual conditions applicable to payments due to termination of the contractual relationship of the CEO and executive director Head of GERPA; and

•	The inclusion of a commitment by the executive directors not to transfer a number of shares equivalent to twice the annual fixed remuneration for a period of, at least, three years from the time of their vesting, on top of the general one-year retention period applicable to all the shares; the above shall not apply to those shares the transfer of which is derived from tax obligations originated from their delivery

The text of the Remuneration Policy for BBVA Directors proposed for the years 2017, 2018 and 2019 is available on the Bank’s website (www.bbva.com) from the date of calling the Annual General Meeting.

In addition, following a proposal by the Remuneration Committee, the Board of Directors has approved a new remuneration policy to be applied to Identified Staff for the years 2017, 2018 and 2019. In line with the Remuneration Policy for BBVA Directors, it also has the aim of bringing BBVA’s remuneration practices into line with the regulations applicable, the recommendations of good governance and best market practices, thereby enabling BBVA to continue to act as a benchmark for remuneration within the sector.

As already indicated, BBVA has a decision-making system for remuneration matters in which the Remuneration Committee plays a key role. It is responsible for determining the amount of fixed and variable remuneration for the executive directors and the remuneration policy applicable to the Identified Staff, including the directors and members of the Group’s Senior Management, and then submits the corresponding proposals to the Board.

To help perform their functions correctly, in 2016 the Remuneration Committee and the Board of Directors have been supported by the Bank’s internal services and the information and advice provided by two of the leading global consultants on remuneration for board members and Senior Management, Towers Watson and McLagan.

The Remuneration Committee is also assisted by the Board’s Risk Committee, which in accordance with article 39 of the Board of Directors Regulations has participated in the establishment of the remuneration policy, checking that it is compatible with adequate and effective risk management and does not offer incentives for assuming risks that exceed the Company’s acceptable level.

Lastly, the decisions related to the remuneration of executive directors, when required by law, are submitted to the Bank’s Annual General Meeting for approval.

This system ensures an adequate decision-making process on questions of remuneration.

For more information on the activity of the Remuneration Committee, the Activity Report of the Remuneration Committee is published on the Bank’s website (www.bbva.com) as part of the document: “Corporate Governance and Remuneration in BBVA”.

The members of the Remuneration Committee with this status in 2016 received an aggregate total of €282 thousand for their work on it. In addition, the Annual Report on the Remuneration of BBVA Directors includes a breakdown of the remuneration by item for each director.

5.2.	Description of the different types of employees and executive officers included in the Identified Staff

As set out in article 32.2 of Act 10/2014, BBVA has determined the professionals affected by this regulation (Identified Staff) following the criteria established by European Regulation 604/2014, dated March 4, of the Commission, which are grouped into two main blocks: qualitative criteria (defined around the position’s responsibility and the employee’s capacity to assume risks) and quantitative criteria (namely, having received total annual remuneration of 500,000 euros or more; being within the 0.3% with the highest total remuneration in the Group; or having received total remuneration higher than the lowest total remuneration set out in the qualitative criteria).

Also, in compliance with the requirement included in Rule 38 of Bank of Spain Circular 2/2016 of February 2, BBVA has included its own criteria for identifying Identified Staff, in addition to those established in the Delegated Regulation No. 604/2014, by including employees and managers of business and risks units who while not complying with the quantitative or qualitative criteria of the European Delegated Regulation 604/2014 BBVA considers must have this status. For these purposes, for 2016 the Identified Staff includes:

•	Members of the Board of Directors

•	Members of senior management

•	Professionals responsible for control functions and risk takers by function: This group is set up by functions that correspond to the qualitative criteria established in article 3 of Regulation EU 604/2014 of the European Commission, points 4 to 15 inclusive.

•	Risk takers by remuneration: Made up of employees who meet the quantitative criteria of article 4 of Regulation EU 604/2014.

Notwithstanding the foregoing, BBVA will adapt the definition of Identified Staff, including categories of professionals as necessary, based on the requirements set out by applicable regulations.

5.3.	Key features of the remuneration system

The remuneration system applicable to the BBVA Identified Staff in 2016 contains a number of special points with respect to that applicable to the rest of the staff, as a special settlement and payment scheme for variable incentives has been established for the Identified Staff, in line with legal requirements, recommendations and the best market practices, as set out in the Remuneration Policy applicable to the Identified Staff approved by the board of Directors, at the proposal of the Remuneration Committee in 2015 for the years 2015, 2016 and 2017.

According to BBVA’s remuneration policy applicable in 2016, the remuneration system is made up of:

1. Fixed remuneration

Fixed remuneration in BBVA is established by taking into consideration the employee’s level of responsibility and professional career history in the Group. A benchmark salary is fixed for each function that reflects its value for the Organization. This benchmark salary is defined by analyzing what is fair internally and comparing it with the market through the advice of leading firms specializing in remuneration.

The fixed component in the employee’s total remuneration represents a sufficiently high proportion to allow maximum flexibility with respect to the variable components.

2.- Variable remuneration

BBVA’s variable remuneration represents a key element in the Bank’s remuneration policy, as it rewards the creation of value in the Group through each of the areas and units that make up BBVA. In short, it rewards individuals and teams and their combined contributions to the Group’s recurrent earnings.

The annual variable remuneration in BBVA for 2016 was made up of a single incentive that is granted annually (hereinafter “Annual Variable Remuneration”). It has been designed so that it is aligned with prudent risk management and generation of long-term value.

The essential aspects of Annual Variable Remuneration corresponding to 2016 are detailed below:

2.a) Annual variable remuneration in cash.

BBVA’s Annual Variable Remuneration corresponding to 2016 is based on the achievement of previously established indicators. These indicators are defined at the level of Group and Area to which the employee belongs, and are associated with the financial and non-financial strategic objectives. Individual targets are also established for each employee. These must be aligned with the strategic priorities of the Area and Group.

BBVA considers that prudent risk management is a key element within its variable remuneration policy. Among the financial indicators defined at Group level for this purpose is RAROEC (Risk Adjusted Return on Economic Capital), which is applied in general for all employees. Additionally, in the business areas, this indicator is also defined at the area level, so it is also an element that influences the determination of variable remuneration of employees in the said area. The RAROEC is an indicator that takes into account present and future risks in relation to the return obtained in relation to the economic capital needed to obtain this return.

It has also been decided that in the units that carry out control functions, the indicators inherent to their activity should have a greater weight, with the aim of strengthening the independence of the staff carrying out control functions with respect to the areas they supervise.

Thus BBVA’s annual variable remuneration has been organized in 2016 by combining employees’ results (financial and non-financial) with those of their Unit, those of the Area to which they belong and those of the Group as a whole.

2.b) Settlement and payment system for annual variable remuneration

According to the specific settlement and payment system for annual variable remuneration in 2016 that applies to the Identified Staff:

•	The Annual Variable Remuneration for 2016 will be paid in equal parts of cash and BBVA shares.

•	Payment of 40% of the Annual Variable Remuneration for 2016 –50% in the case of executive directors and members of senior management – both in cash and in shares, will be deferred. The deferred amount will be paid at the end of the 3-year period and subject to fulfillment of the following multi-year evaluation indicators approved by the Board of Directors for the 3-year deferment period:

TABLE 89: Settlement and payment system for annual variable remuneration

INDICATOR	WEIGHTING

Economic adequacy (Economic capital/ERC)	20%

CET1 (fully loaded)	20%

LtSCD (loans to stable customer deposits)	20%

ROE	20%

(Operating Income/Average Total Assets) – (Cost of Risk / Average Total Assets)	10%

TSR	10%

The deferred Annual Variable Remuneration for 2016 may be reduced according to the result of the above indicators, in accordance with the weightings and achievement scales approved by the Board of Directors. This amount may even be zero, and under no circumstance shall the application of the aforementioned indicators imply an increase in the remuneration.

•	All the shares that are delivered according to the aforementioned rules may not be used for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received.

•	The deferred parts of the Annual Variable Remuneration in 2016 will be updated as established by the Board of Directors.

•	Using the shares delivered which are unavailable and the shares pending delivery for hedging purposes is also prohibited.

•	Lastly, the variable component of the remuneration for a year for the Identified Staff will be limited to a maximum amount of 100% of the fixed component of total remuneration, except for those positions approved by the General Meeting, which may reach up to 200%.

In addition, the parts of the annual variable remuneration that are deferred and pending payment in accordance with the above rules will not be paid to the members of the Identified Staff if one of the malus clauses established in the remuneration policy for Identified Staff is applicable.

Notwithstanding this, to achieve better alignment with new regulatory requirements, best market practices and the organization and internal strategy of BBVA, the Bank’s Board of Directors, at the proposal of the Remuneration Committee, as indicated previously, has approved a new remuneration policy applicable to the Identified Staff for the years 2017, 2018 and 2019 (hereinafter “the Remuneration Policy for the Identified Staff”), in line with the modifications to the Remuneration Policy for BBVA directors, whose fundamental characteristics can be summed up as follows:

•	An appropriate balance between fixed and variable elements of the remuneration of the Identified Staff; The proportion between both components shall be established on whether employees carry out business functions, support or control functions, and shall take account of the kind of work carried out by each person and also of the impact on the Bank’s risk profile, adapted in each case to the reality of different countries or specific functions.

•	Variable remuneration will continue to consist of an incentive, based on the establishment of value-creation indicators, which combine the employees’ results (financial and non-financial) with those of their unit, those of the area to which they belong and those of the Group as a whole. It shall be calculated on the basis of a number of annual indicators, according to the corresponding performance scales and the weighting allocated to each indicator.

•	A significant percentage of variable remuneration (which increases to 60% for executive directors, Senior Management and members of Identified Staff with particularly high variable remuneration, and remains at 40% for other Identified Staff) will all be deferred for a period of 3 years, rising to 5 years in the case of executive directors and Senior Management.

•	A substantial portion, and at least 50% of annual variable remuneration, of both the initial portion and the deferred portion, shall be established in BBVA shares, and a larger proportion in shares shall be deferred in the case of executive directors and Senior Management (60%).

•	The variable remuneration will be subject to ex ante adjustments, so that it will only be paid if BBVA complies with the capital requirements set by the regulator and with the minimum threshold of net attributable profit. In addition, among the indicators for determining this variable remuneration, indicators are incorporated that take into account current and future risks and the cost of capital.

•	The deferred portion of annual variable remuneration (in shares and in cash) may be reduced in accordance with ex post adjustments, which shall be determined considering the results of multi-year evaluation indicators relating to variations in the share price and the Group’s basic management metrics in respect of profitability, liquidity and long-term capital adequacy, calculated over the 3-year deferral period. Such indicators are associated a number of scales of achievement whereby, should the targets set for each indicator during the 3-year period not be achieved, the deferred amount of variable remuneration may be reduced, and even be completely lost (yet never be increased).

•	During the entire deferral period (5 or 3 years in each case), variable remuneration shall be subject to malus and clawback arrangements which are both related to poor performances by the Group, unit or individual, in certain scenarios, in the terms set out below.

•	All shares shall be unavailable to the beneficiaries for one year from the date of delivery, except for those shares that must be disposed of to pay the corresponding taxes.

•	There is a ban on personal hedge or insurance strategies in connection with remuneration or responsibility to the detriment of the effects of alignment with proper management of risks.

•	Any amounts in cash deferred that are subject to multi-annual assessment indicators for Annual Variable Remuneration and are finally paid shall be updated, in the terms established by the Board of Directors of the Bank, and shares shall not be updated.

•	Finally, the variable component of the remuneration of members of Identified Staff shall be limited to a maximum amount of 100% of the fixed component of total remuneration, with the exception of employees for whom the General Meeting agrees to raise this percentage to 200%.

For this purpose, in accordance with the new Remuneration Policy for the Identified Staff and subject to approval by the AGM of the Policy applicable to BBVA directors, all the Annual Variable Remuneration for 2016 of each member of the Identified Staff shall be subject to mauls and clawback arrangements in the following terms:

Up to 100% of the Annual Variable Remuneration of each member of Identified Staff for each financial year shall be subject to reduction clauses (malus) and recovery of remuneration already paid (clawback), both of which relate to an insufficient financial performance by the Bank overall or by a specific division or area or exposures generated by a member of Identified Staff, when poor financial performance has arisen from one of the following circumstances:

a)	Misconduct, fraud or serious non-compliance with the Code of Conduct and other internal regulations applicable by the member of the Identified Staff.

b)	Regulatory sanctions or legal convictions in relation to events attributable to a specific unit or to personnel responsible for them.

c)	Significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of an Identified Staff member contributed.

d)	Restatement of the Bank’s annual accounts, except where such restatement is due to a change in applicable accounting legislation.

Here the Bank shall compare the assessment of the member of identified staff’s performance to the subsequent behavior of some of the variables which helped achieve the targets. Malus and clawback arrangements shall apply to Annual Variable Remuneration for the year in which the event giving rise to application of the clause occurred, and shall be in force during the deferral and restriction period applicable to the Annual Variable Remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of the Identified Staff member due to serious and guilty breach of duties, malus arrangements may apply to the deferred Annual Variable Remuneration pending payment at the date of the dismissal or cease of functions, in light of the extent of the damage caused.

In any case, the Annual Variable Remuneration is paid or vested only if it is sustainable according to the Group’s situation as a whole, and justified on the basis of the performance of the Bank, the business unit and of the Identified Staff member concerned.

Clauses for reduction and recovery of variable remuneration shall be applicable to the Annual Variable Remuneration generated as of 2016, inclusive.

As indicated earlier, the remuneration system described applies to the Identified Staff, which includes the Bank’s executive directors.

Notwithstanding the foregoing, the Remuneration Policy for BBVA Directors also makes a distinction between the remuneration system applicable to executive directors and the system applicable to non-executive directors, as set out in the Bank’s Bylaws.

A detailed description of the remuneration system applicable to BBVA’s non-executive directors in 2016 is included in the current Remuneration Policy for BBVA directors, which was approved by the Annual General Meeting in 2016, and in the Annual Report on the Remuneration of Directors. As set out in those documents, non-executive directors do not receive variable remuneration; they receive a fixed annual amount in cash for holding the position of director and another for the members of the various Committees, with a greater weight being given to the exercise of the function of chairman of each Committee, and the amount depending on the nature of the functions attributed to each Committee.

In addition, the Bank has a remuneration system for its non-executive directors with deferred delivery of shares, approved by the Annual General Meeting, that also constitutes fixed remuneration. It consists of the annual allocation to those directors, as part of their remuneration, of a number of “theoretical shares” of the Bank that will be effectively delivered, where applicable, on the date of their termination as directors for any cause other than serious breach of their obligations. The annual number of “theoretical shares” to be allocated to each non-executive director will be equivalent to 20% of the total remuneration in cash received by each in the previous year. This is based on the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the ordinary General Meetings approving the financial statements for each year.

The Remuneration Policy for BBVA Directors for the years 2017, 2018 and 2019, which will be submitted to the Annual General Meeting, does not include changes to the remuneration system applicable to non-executive BBVA directors, and will remain in the same terms indicated.

5.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group

As specified above, in 2016 the amount of variable remuneration received by BBVA’s Identified Staff has been determined by the following factors:

•	Strategic objectives (both financial and non-financial) established at the Group and Area level

•	Targets for the individual in question, which must be aligned with the strategic objectives of the Area and the Group.

The annual variable incentives in 2016 for executive directors have been determined by the Group’s results, through the following indicators: net attributable profit not including ongoing operations, economic profit, risk adjusted results over economic capital (RAROEC), return on regulatory capital (RORC), the Efficiency Ratio, Operating Income, customer satisfaction (IReNe), and the assessment of the achievement of the strategic indicators in the case of the CEO and the executive director and Head of Global Economics, Regulations & Public Affairs (GERPA), approved at the start of the year.

The amount of annual variable remuneration has been obtained from the level of fulfillment of the indicators shown, based on the achievement scales approved by the Board of Directors for each indicator. These scales take into account both budgetary fulfillment and the year-on-year variation of the results of each indicator with respect to the results obtained the previous year.

In 2016, Net Attributable Profit not including corporate transactions was 7.4% down on 2015, affected by the impact of floor clauses and exchange rates. Excluding the impact of floor clauses, the year-on-year variation would have been a 3% increase.

The negative effect of these two elements on earnings have also had a negative effect on the RORC and RAROEC capital ratios. This is despite the good performance of capital levels in 2016. Thus both risk-weighted assets (RWAs) and use of economic capital have been reduced.

The efficiency ratio has been improved in 2016, supported by the effort to control costs and the restructuring processes, while operating income has been affected by the negative impact of exchange rates and lower income from fees and commissions associated with market activity.

Similarly, the annual variable incentives of Senior Management are linked to both the Group’s results and those of their management area.

For the rest of the members of the Identified Staff, the amount of variable remuneration depends on individual performance, results in the Area in which they provide their service, and the Group’s results overall.

However, any variable remuneration that is pending payment will always be paid, provided that such payment is sustainable in terms of the situation of the BBVA Group as a whole.

5.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process

As explained above, the remuneration policy for the Identified Staff is aligned with shareholders’ interests and with prudent risk management, and in 2016 includes the following elements:

•	Use of indicators for evaluating the results, which incorporate adjustments for current and future risks;

•	Consideration when measuring the performance of financial and non-financial indicators that encompass both individual management aspects as well as goals of the Unit and Group;

•	Greater weighting of objectives related to their specific functions on financial and Group objectives in measuring the performance of the control units, favoring their independence compared with the business areas supervising them.

•	Payment in shares of 50% of the annual variable remuneration.

•	Deferral clauses, designed so that a substantial part of the variable remuneration -50% in the case of executive directors and senior management and 40% for the remaining cases- is deferred over a three-year period, thus considering the economic cycle and business risks.

•	Inclusion of multi-year evaluation indicators for the 3-year deferment period, with achievement scales which, in the event of failing to reach the goals set for each one, may reduce the deferred amount of annual variable remuneration, never increase it, and may even result in the loss of the beneficiary’s entire deferred amount;

•	Obligatory withholding periods of any shares delivered as variable remuneration, so that beneficiaries may not freely dispose of them until six months after their delivery date.

•	Hedging prohibition.

•	Clauses that prevent or limit the payment of variable remuneration (both deferred remuneration and remuneration corresponding to a year), as a result of both actions involving the individual recipient and the results of the Group as a whole (malus clauses).

•	Limitation of the amount of variable remuneration to a percentage of the fixed remuneration.

5.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions

The main parameters and reasons for the components of the variable remuneration plans for the Identified Staff have been set out in other sections of this Report.

As already mentioned, in the case of employees who are responsible for control functions, variable remuneration will depend more firmly on the targets related to their functions, thus making them more independent of the business areas they supervise.

Thus the weight of the financial indicators both for the Group and Area is limited to a maximum of 20% of all the indicators for generating annual variable remuneration for people who form part of what are considered control areas.

5.7.	Ratios between the fixed and variable remuneration of the Identified Staff

One of the general principles of BBVA’s remuneration policy is that fixed remuneration should constitute a relevant amount of total remuneration.

For this purpose, in accordance with the indications of current regulations, the Board of Directors has established target ratios between fixed and variable remuneration for executive directors as part of the Remuneration Policy of BBVA Directors applicable to the years 2017, 2018 and 2019. These ratios are aligned with the ratios generally established for the Identified Staff. These ratios represent a change with respect to the proportion between the fixed and variable remuneration, allowing the fixed component to be sufficiently high to allow a fully flexible policy to be applied with respect to the variable components, to the extent that in some cases it is possible not to pay them.

In accordance with the Remuneration Policy of BBVA and in accordance with Article 34 of Act 10/2014, the variable component of the remuneration for members of the Identified Staff shall be restricted to a maximum amount of 100% of the fixed component of the total remuneration, except for those functions for which the Annual General Meeting agrees to increase the percentage to 200%.

The Annual General Meeting approved that the variable component of the annual remuneration for executive directors, senior executives and certain employees who carry out professional activities that may have a material impact on the Bank’s risk profile, or who are responsible for the control functions, may reach up to 200% of the fixed component of total remuneration, in accordance with the Recommendations Report issued by the Board of Directors of BBVA on January 30, 2014. This resolution was approved by the General Meeting with 97.81% of the votes.

Moreover, and as a result of BBVA’s application of the new criteria set out in the European regulation for the identification of the members of the Identified Staff (Regulation 604/2014), which has led to an increase in the number of identified employees in the Group, a new agreement was approved by the 2015 General Meeting for increasing the group of employees who carry out professional activities that may have a material impact on the Group’s risk profile, or who are responsible for the control functions and to whom the highest level of remuneration applies, so that the maximum variable component of the remuneration for a year may reach up to 200% of the fixed component of the total remuneration of those professionals, in accordance with the Recommendations Report issued for this purpose by the Board of Directors on February 3, 2015 and made available to the shareholders from the date of calling the General Meeting. This agreement was approved by the General Meeting with 97.94% of the votes.

However, the Board of Directors has agreed to submit a proposal to the next Annual General Meeting to increase the maximum level of variable remuneration to 200% of the fixed component for a number of risk takers (replacing the previous ones) numbering a maximum of 200 people, in the terms indicated in the Report of Recommendations issued for this purpose by the Board of Directors dated February 9, 2017, and made available to the shareholders when the Annual General Meeting is called.

5.8.	Quantitative information on the remuneration of the Identified Staff

The annual variable remuneration of the members of the Identified Staff for 2016 was determined at the close of that year.

In accordance with the settlement and payment system established for the Identified Staff’s Annual Variable Remuneration in 2016, a percentage of the annual variable remuneration for 2016 will be paid in 2017 (50% in the case of executive directors and members of the Management Committee and 60% in all other cases), with the rest being deferred to be paid in 2020, subject to the multi-year indicators described in the above sections. This gives rise to amounts that are detailed in the following table, broken down by types of employees and Senior Management:

TABLE 90: Remuneration of the Identified Staff in 2016

(Thousands of euros)
Remuneration for Identified Staff in 2016 (1)	Executive Directors	Non-executive directors	Other senior executive	Rest of Identified Staff	Total Identified Staff
Total fixed remuneration paid in 2016 (2)	4,929	3,924	11,779	200,894	221,526
Total variable remuneration paid in 2016	5,655	—	10,866	126,350	142,871
In cash	2,828	—	5,433	63,175	71,436
Number of shares	439,774	—	838,252	9,724,733	11,002,759
Variable remuneration corresponding to the 2016 fiscal year of immediate payment	2,828	—	5,433	75,589	83,850
In cash	1,414	—	2,716	37,795	41,925
Number of BBVA’s shares	219,887	—	419,129	5,817,877	6,456,893
Variable remuneration of 2016 deferred and pending payment (3)	2,828	—	5,433	50,761	59,021
In cash	1,414	—	2,716	25,380	29,511
Number of shares	219,887	—	419,123	3,906,856	4,545,866
Number of Beneficiaries	3	12	14	536	565
Number of employees receiving severance pay	—	—	—	36	36
Total Severance pay paid in the year	—	—	—	24,946	24,946
Securitized positions	—		—	—	—

(1)	Includes all the positions identified as Identified Staff in 2016. The distribution of the staff in different categories is made taking into account the position performed as of December 31, 2016
(2)	Fixed remuneration, including In cash or in kind remuneration received in 2016.
(3)	The variable remuneration corresponding to the 2016 financial year that is deferred and pending payment is subject to multiannual indicators related to the Risk Appetite Framework and the profitability for the shareholder that will be able to reduce (never increase) those deferred amounts

Of the total compensation paid, the highest paid to a single member amounts to € 2,765 thousand.

In addition, in accordance with the provisions of Rule 40.1 of Bank of Spain Circular 2/2016 of February 2 to credit institutions, on supervision and solvency, it should be indicated here that of the 36 cases of payments for early contract termination there are 12 cases in which the amount paid has exceeded two yearly payments of the fixed remuneration

Payment has also been made of the amounts deferred from years before 2016. The following table shows the amounts paid in both cash and shares, as well as the amounts that continue to be deferred from years before December 31, 2016.

TABLE 91: Remuneration of the Identified Staff in 2016 from prior years

(Thousands of euros)
Variable remuneration for years prior to 2016 for the identified staff (1)	Executive Directors	Non- executive directors	Other senior executive	Rest of Identified Staff	Total Identified Staff
Consolidated (2)
In cash	2,706	—	3,800	46,074	52,580
Number of BBVA shares	366,455	—	526,251	6,189,673	7,082,379
Not consolidated (3)
In cash	2,694	—	3,803	35,895	42,391
Number of BBVA shares	375,003	—	539,002	5,105,155	6,019,160
Ex-post adjustment for performance during the	—	—	—	—	—

(1)	The distribution of the identified staff in the different categories is carried out taking into account the position held as of December 31, 2016
(2)	The initial payment of the variable remuneration for the year 2015, as well as the amounts deferred from prior years and their updated amounts (the first deferred one-third of the variable remuneration for 2014, the second deferred one-third of the variable remuneration of 2013 and the last third of the remuneration Variable of 2012)
(3)	Includes the variable remuneration of previous years pending payment as of December 31, 2016 (one-third of the variable remuneration deferred in 2013, 2/3rds of the deferred variable remuneration 2014 and the total deferred compensation of deferred 2015)

The table below gives the total remuneration of the Identified Staff for the year 2016, broken down by area of activity:

TABLE 92: Remuneration of the Identified Staff in 2016 by business activity

(Thousands of euros)
Remuneration for Identified Staff in 2016 (1)	Total remuneration 2016
Commercial Banking (2)	130,356
Investment Banking (3)	69,847
Asset Management (4)	12,392
Other (5)	151,803
Total Identified Staff	364,397

(1)	Fixed remuneration recovered in 2016 and variable remuneration received in 2015
(2)	Includes Retail and Commercial Banking, Corporate Banking and Activities
(3)	Includes trading activities
(4)	Includes Masset Management and Private Banking Activities
(5)	Other activities, Executive and Non-Executives Directors and other members of the Management Committee

The number of employees receiving remuneration of 1 million euros or more is as follows:

TABLE 93: Number of people with total remuneration in excess of € 1 million in 2016

Total remuneration in 2016	Number of people
Between 5 million and 6 million euros	—
Between 4.5 million and 5 million euros	1
Between 4 million and 4.5 million euros	1
Between 3.5 million and 4 million euros	2
Between 3 million and 3.5 million euros	—
Between 2.5 million and 3 million euros	5
Between 2 million and 2.5 million euros	7
Between 1.5 million and 2 million euros	14
Between 1 million and 1.5 million euros	32

(1)	Sum of the fixed remuneration for 2016 and the variable remuneration generated in 2016. Variable remuneration estimates included for Chile and Bolivia

6. Subsequent events

On January 12, 2017 payment was made in cash of the interim dividend for 2016, approved on December 21, 2016.

On February 1, 2017 the shareholder remuneration policy for 2017 was announced, as detailed in Note 4 of the Group’s Consolidated Financial Statements.

On February 7, 2017 there was an issue of subordinated debt eligible as Tier 2 Capital for 1 billion euros.

Finally, on February 21, 2017, the Group has concluded an agreement to acquire 41,790,000,000 shares in Garanti Bank, amounting to 9.95% of the total, paying an amount of 889 million euros. The acquisition is expected to be effective in the first half of 2017. Following it, the Group will have a stake of 49.85% in the said entity. The acquisition will have an estimated negative impact on Equity Tier 1 (fully loaded) of around 19 basis points.

Annexes

Summary Table Annexes I to IV

Dec-16
Type of company according to annex	Consolidated Cost (Millions of euros)
Insurance companies with a stake of more than 10% that are not consolidated at solvency level (Annex I)	3,306
Financial institutions with a stake of more than 10% that are not consolidated at solvency level (Annex I)	150
Rest of companies that are consolidated at accounting level but not at solvency level (Annex II)	411

TOTAL	3,867

Dec-16
Type of company according to annex	Consolidated Cost (Millions of euros)
Rest of companies that are not consolidated at accounting or solvency level (Annex III)	512

Dec-16
Type of company according to annex	Consolidated Cost (Millions of euros)
Rest of companies that are not consolidated at accounting level but are consolidated at solvency level (Annex IV)	43

Annex I: Insurance companies with a stake of more than 10% that are not consolidated according to the solvency criterion

12/31/2016 (Millions of euros)
Insurance stake >10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
BBVA SEGUROS COLOMBIA, S.A.	Full Consolidation	Equity Method	Insurance	34
BBVA SEGUROS VIDA COLOMBIA, S.A.	Full Consolidation	Equity Method	Insurance	124
SEGUROS PROVINCIAL, C.A.	Full Consolidation	Equity Method	Insurance	7
BBVA SEGUROS, S.A.	Full Consolidation	Equity Method	Insurance	1,498
BBVA CONSOLIDAR SEGUROS, S.A.	Full Consolidation	Equity Method	Insurance	53
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	Full Consolidation	Equity Method	Insurance	1
MULTIASISTENCIA OPERADORA S.A. DE C.V.	Full Consolidation	Equity Method	Insurance	0
VITAMEDICA S.A. DE C.V.	Equity Method	Equity Method	Insurance	—
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V	Full Consolidation	Equity Method	Insurance	19
BBVA RE DAC	Full Consolidation	Equity Method	Insurance	47
CESCE	Not Consolidated	Not Consolidated	Insurance	—
BBVA SEGUROS DE VIDA, S.A.	Full Consolidation	Equity Method	Insurance	77
MULTIASISTENCIA, S.A. DE C.V.	Full Consolidation	Equity Method	Insurance	17
PENSIONES BBVA BANCOMER, S.A DE C.V.,GFB	Full Consolidation	Equity Method	Insurance	196
SEGUROS BBVA BANCOMER,S.A. DE C.V., GFB.	Full Consolidation	Equity Method	Insurance	421
BBVA SEGUROS GENERALES SA	Full Consolidation	Equity Method	Insurance	4
BBVA BROKER SA (ARGENTINA)	Full Consolidation	Equity Method	Insurance	0
GARANTI EMEKLILIK VE HAYAT AS	Full Consolidation	Equity Method	Insurance	301
CATALUNYACAIXA VIDA, SA	Full Consolidation	Equity Method	Insurance	466
CATALUNYACAIXA ASSEGURANCES GENERALS, SA	Full Consolidation	Equity Method	Insurance	42

TOTAL				3,306

Annex I Financial institutions with a stake of more than 10% that are not consolidated according to the solvency criterion

(Millions of euros)
Financial institutions stake > 10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
COFIDES	Equity Method	Equity Method	Financial	19
IMER-OTC SA - SERV. DE INFRAESTR.MDO OTC	Not Consolidated	Not Consolidated	Financial	—
SEGURO DE DEPOSITOS	Not Consolidated	Not Consolidated	Financial	—
EASTSIDE PARTNERS II LP	Not Consolidated	Not Consolidated	Financial	—
BOLSA ELECT.VALORES	Not Consolidated	Not Consolidated	Financial	—
DECEVAL, S.A.	Not Consolidated	Not Consolidated	Financial	—
SISTARBANC S.R.L.	Equity Method	Equity Method	Financial	0
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	Equity Method	Equity Method	Financial	8
INTERBANKING,S.A.	Not Consolidated	Not Consolidated	Financial	—
ACH 4G	Not Consolidated	Not Consolidated	Financial	—
TELEFONICA FACTORING ESPAÑA, S.A.	Equity Method	Equity Method	Financial	4
TRANSBANK, S.A.	Not Consolidated	Not Consolidated	Financial	—
SPI	Not Consolidated	Not Consolidated	Financial	—
ROMBO COMPAÑIA FINANCIERA, S.A.	Equity Method	Equity Method	Financial	19
TELEFONICA FACTORING MEXICO, S.A. DE C.V	Equity Method	Equity Method	Financial	1
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	Full Consolidation	Equity Method	Financial	0
CAMARA COMP.ELECTRON	Not Consolidated	Not Consolidated	Financial	—
CAJA EMISIONES	Equity Method	Equity Method	Financial	0
PROMOT.BOLSA DE BILBAO	Not Consolidated	Not Consolidated	Financial	—
CORPORACION SUICHE 7B, C.A	Equity Method	Equity Method	Financial	0
CAJA VENEZOLANA DE VALORES, S.A.	Equity Method	Equity Method	Financial	0
TELEFONICA FACTORING COLOMBIA, S.A.	Equity Method	Equity Method	Financial	0
TF PERU SAC	Equity Method	Equity Method	Financial	1
TELEFONICA FACTORING DO BRASIL	Not Consolidated	Not Consolidated	Financial	—
COMPASS INVESTMENTS, INC.	Full Consolidation	Equity Method	Financial	0
COMPASS CUSTODIAL SERVICES, INC.	Full Consolidation	Equity Method	Financial	0
SERVIRED SDAD ESPAÑOL. MED.PAGO, S.A	Equity Method	Equity Method	Financial	11
TELEFONICA FACTORING CHILE, S.A.	Equity Method	Equity Method	Financial	0
CABAL URUGUAY, S.A.	Equity Method	Equity Method	Financial	0
REDBANC, S.A.(URUGUAY)	Equity Method	Equity Method	Financial	0
SD.ADMINISTRAD. FDOS.CESANTIA CHILE II	Equity Method	Equity Method	Financial	—
FIDEICOMISO F/00185 FIMPE	Equity Method	Equity Method	Financial	4
BH CFC-BANK OF HANGZHOU CONSUMER FINANCE	Equity Method	Equity Method	Financial	20
ATOM BANK PLC	Equity Method	Equity Method	Financial	43
RCI COLOMBIA	Equity Method	Equity Method	Financial	17
FIDEICOMISO ADMON. REDETRANS	Equity Method	Equity Method	Financial	1
INNOVA 31, S.C.R., SA	Equity Method	Equity Method	Financial	—
AMAEF - AGRUPACION DE LA MEDIACION ASEGU	Equity Method	Equity Method	Financial	—
AZUL HOLDING SCA	Not Consolidated	Not Consolidated	Financial	—
AZUL MANAGEMENT SARL	Not Consolidated	Not Consolidated	Financial	—
BANKALARARASI KART MERKEZI A.S.	Not Consolidated	Not Consolidated	Financial	—
CELERIS S.F., SA	Not Consolidated	Not Consolidated	Financial	—
FINAVES III NUEVAS INVERSIONES,S.A.	Not Consolidated	Not Consolidated	Financial	—
BUMARI, S.L.	Not Consolidated	Not Consolidated	Financial	—
SOCIETAT CATALANA INVERSIO COOP. SCR	Not Consolidated	Not Consolidated	Financial	—
TRANS UNION DE MEXICO	Not Consolidated	Not Consolidated	Financial	—

TOTAL				150

Annex II: Other Companies that are consolidated according to accounting criteria but not according the solvency criterion

12/31/2016 (Millions of euros)
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost (millions)
BBVA AUTORENTING, SA(EX-FINANZIA AUTOR.)	Full Consolidation	Equity Method	Services	45
BBVA NOMINEES, LTD.	Full Consolidation	Equity Method	Services	—
PRO-SALUD, C.A.	Full Consolidation	Equity Method	Services	—
INVERSIONES P.H.R.4, C.A.	Full Consolidation	Equity Method	Real Estate	—
INVERSIONES ALDAMA, C.A.	Full Consolidation	Equity Method	Real Estate	—
BBVA CONSULTORIA, S.A.	Full Consolidation	Equity Method	Services	5
BBVA SERVICIOS, S.A.	Full Consolidation	Equity Method	Commercial	8
FIDEIC.F/403112-6 ADMON DOS LAGOS	Full Consolidation	Equity Method	Real Estate	—
EL ENCINAR METROPOLITANO, S.A.	Full Consolidation	Equity Method	Real Estate	6
ANIDA PROYECTOS INMOBILIARIOS, S.A. C.V.	Full Consolidation	Equity Method	Real Estate	78
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C	Full Consolidation	Equity Method	Services	—
TEXTIL TEXTURA, S.L.	Full Consolidation	Equity Method	Commercial	—
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE	Full Consolidation	Equity Method	Real Estate	6
COINMODA- COMPLEMENTOS INNOVACIÓN Y MODA	Full Consolidation	Equity Method	Commercial	—
FIDEIC. HARES BBVA BANCOMER F/47997-2	Full Consolidation	Equity Method	Real Estate	—
BAHIA SUR RESORT, S.C.	Full Consolidation	Equity Method	Real Estate	1
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	Full Consolidation	Equity Method	Real Estate	56
SERVICIOS CORPORATIVOS DE SEGUROS, S.A.	Full Consolidation	Equity Method	Services	4
DISTRITO CASTELLANA NORTE SA (EX DUCH SA	Full Consolidation	Equity Method	Real Estate	82
GOBERNALIA GLOBAL NET, S.A.	Full Consolidation	Equity Method	Services	9
FUTURO FAMILIAR, S.A. DE C.V.	Full Consolidation	Equity Method	Services	2
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	Full Consolidation	Equity Method	Services	—
URBANIZADORA SANT LLORENC, S.A.	Full Consolidation	Equity Method	Real Estate	0
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	Full Consolidation	Equity Method	Real Estate	0
OPERADORA DOS LAGOS S.A. DE C.V.	Full Consolidation	Equity Method	Services	—
IMOBILIARIA DUQUE DE AVILA, S.A.	Full Consolidation	Equity Method	Real Estate	—
SERVICIOS TECNOLOG.SINGUL. ( SERVITECSA)	Full Consolidation	Equity Method	Services	1
COPROMED S.A. DE C.V.	Full Consolidation	Equity Method	Services	0
BEEVA TEC OPERADORA, S.A. DE C.V.	Full Consolidation	Equity Method	Services	0
INMESP DESARROLLADORA, S.A. DE C.V.	Full Consolidation	Equity Method	Real Estate	25
CONSORCIO DE CASAS MEXICANAS, SAPI DE CV	Full Consolidation	Equity Method	Real Estate	6
F/403035-9 BBVA HORIZONTES RESIDENCIAL	Full Consolidation	Equity Method	Real Estate	0
F/253863 EL DESEO RESIDENCIAL	Full Consolidation	Equity Method	Real Estate	—
F/100322908 FID. DOS LAGOS(SCOTIAB.INV.)	Full Consolidation	Equity Method	Real Estate	—
MADIVA SOLUCIONES SL	Full Consolidation	Equity Method	Services	10
ARRAHONA GARRAF SL	Full Consolidation	Equity Method	Real Estate	—
CATALÒNIA GEBIRA, SL	Full Consolidation	Equity Method	Real Estate	—
GARRAF MEDITERRANIA SA	Full Consolidation	Equity Method	Real Estate	—
HABITATGES INVERVIC, S.L.	Full Consolidation	Equity Method	Real Estate	—
HABITATGES JUVIPRO, S.L.	Full Consolidation	Equity Method	Real Estate	—
MOTORACTIVE MULTISERVICES SRL	Full Consolidation	Equity Method	Services	0
GARANTI FILO YONETIM HIZMETLERI A.S.	Full Consolidation	Equity Method	Services	10
INPAU, SA	Full Consolidation	Equity Method	Real Estate	27
FODECOR, SL	Full Consolidation	Equity Method	Real Estate	—
CERBAT, SL	Full Consolidation	Equity Method	Real Estate	25
PROCAMVASA, SA	Full Consolidation	Equity Method	Real Estate	—
S.B.D. NORD, SL	Full Consolidation	Equity Method	Real Estate	—
ESPAIS CERDANYOLA, SL	Full Consolidation	Equity Method	Real Estate	—
PUERTO CIUDAD LAS PALMAS, SA	Full Consolidation	Equity Method	Real Estate	—
PROVIURE, SL	Full Consolidation	Equity Method	Real Estate	0
CLUB GOLF HACIENDA EL ALAMO, SL	Full Consolidation	Equity Method	Real Estate	0
AREA TRES PROCAM, SL	Full Consolidation	Equity Method	Real Estate	—
JALE PROCAM, SL	Full Consolidation	Equity Method	Real Estate	—
PROVIURE CIUTAT DE LLEIDA, SL	Full Consolidation	Equity Method	Real Estate	0
PROVIURE BARCELONA, SL	Full Consolidation	Equity Method	Real Estate	0
PROVIURE PARC D’HABITATGES, SL	Full Consolidation	Equity Method	Real Estate	0
CONJUNT RESIDENCIAL FREIXA, SL	Full Consolidation	Equity Method	Real Estate	—
HABITAT ZENTRUM, SL	Full Consolidation	Equity Method	Real Estate	—
GARANTI KULTUR AS	Full Consolidation	Equity Method	Services	0
TRIFOI REAL ESTATE SRL	Full Consolidation	Equity Method	Real Estate	1
UNITARIA GESTION DE PATRIMONIOS INMOBILI	Full Consolidation	Equity Method	Real Estate	3

TOTAL				411

Annex III: Other Companies that are not consolidated according to accounting and solvency criteria

12/31/2016 (Millions of euros)
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost (millions)
F/404180-2 BBVA BANCOMER SERV.GOLF ZIBAT	Equity Method	Equity Method	Real Estate	—
CAMARATE GOLF, S.A.	Equity Method	Equity Method	Real Estate	1
AUREA, S.A.	Equity Method	Equity Method	Real Estate	5
FIDEIC. F/402770-2 ALAMAR	Equity Method	Equity Method	Real Estate	—
FIDEIC F 403853 5 BBVA BANCOM SER.ZIBATA	Equity Method	Equity Method	Real Estate	7
CORPORATIVO VITAMEDICA, S.A. DE C.V.	Equity Method	Equity Method	Services	—
OPERADORA ZIBATA S. DE R.L. DE C.V.	Equity Method	Equity Method	Services	0
SERVICIOS VITAMEDICA, S.A. DE C.V.	Equity Method	Equity Method	Services	—
FERROMOVIL 3000, S.L.	Equity Method	Equity Method	Services	4
FERROMOVIL 9000, S.L.	Equity Method	Equity Method	Services	3
IRB RIESGO OPERACIONAL, S.L.	Equity Method	Equity Method	Services	0
JARDINES DEL RUBIN, S.A.	Equity Method	Equity Method	Real Estate	1
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A.	Equity Method	Equity Method	Services	6
ADQUIRA MEXICO, S.A. DE C.V.	Equity Method	Equity Method	Commercial	2
ADQUIRA ESPAÑA, S.A.	Equity Method	Equity Method	Commercial	3
OPERADORA ALAMAR SA DE CV	Equity Method	Equity Method	Services	0
ALTITUDE SOFTWARE SGPS, S.A.	Equity Method	Equity Method	Services	0
FIDEICOMISO 1729 INVEX ENAJENACION DE CA	Equity Method	Equity Method	Special Purpose Real State Companies	57
VITAMEDICA ADMINISTRADORA	Equity Method	Equity Method	Services	1
CANCUN SUN & GOLF COUNTRY CLUB, SAPI CV	Equity Method	Equity Method	Real Estate	—
BATEC MOBILITY, S.L.	Equity Method	Equity Method	Services	1
FIDEICOMISO DE ADMON 2038-6	Equity Method	Equity Method	Real Estate	—
DESARROLLOS METROPOLITANOS DEL SUR SL	Equity Method	Equity Method	Real Estate	11
METROVACESA SUELO Y PROMOCION, SA	Equity Method	Equity Method	Real Estate	208
TESTA RESIDENCIAL SOCIMI SAU	Equity Method	Equity Method	Real Estate	91
PARQUE RIO RESIDENCIAL, S.L.	Equity Method	Equity Method	Real Estate	10
CAPIPOTA PRODUCTIONS S.L.	Equity Method	Equity Method	Commercial	0
IBVSOURCE-PRESTAÇAO SERV.INFORMATICOS	Equity Method	Equity Method	Services	—
AVANTESPACIA INMOBILIARIA SL	Equity Method	Equity Method	Real Estate	18
METROVACESA PROMOCION Y ARRENDAMIENTO S.	Equity Method	Equity Method	Real Estate	67
AXIACOM-CRI	Equity Method	Equity Method	Real Estate	—
HABITATGES CIMIPRO, S.L.	Equity Method	Equity Method	Real Estate	0
HABITATGES LLULL, S.L.	Equity Method	Equity Method	Real Estate	—
NOVA LLAR SANT JOAN SA	Equity Method	Equity Method	Real Estate	—
NUCLI, SA	Equity Method	Equity Method	Real Estate	—
RESIDENCIAL SARRIA-BONANOVA SL	Equity Method	Equity Method	Real Estate	—
SDB CREIXENT, SA	Equity Method	Equity Method	Real Estate	—
SOLARVOLAR S.L.	Equity Method	Equity Method	Real Estate	—
PROVICAT SANT ANDREU, SA	Equity Method	Equity Method	Real Estate	0
ESPAIS CATALUNYA INV. IMMOB., SL	Equity Method	Equity Method	Real Estate	—
INFORMACIO I TECNOLOGIA DE CATALUNYA, SL	Equity Method	Equity Method	Services	0
NOVA TERRASSA 30, SL	Equity Method	Equity Method	Real Estate	0
PROMOCIONS TERRES CAVADES, SA	Equity Method	Equity Method	Real Estate	4
PROMOCIONES MIES DEL VALLE, SL	Equity Method	Equity Method	Real Estate	—
TEIN CENTRO TECNOLOGICO DEL PLASTICO, SL	Equity Method	Equity Method	Services	—
PROVIURE CZF, SL	Equity Method	Equity Method	Real Estate	0
EURO LENDERT, SL	Equity Method	Equity Method	Real Estate	0
FACTOR HABAST, SL	Equity Method	Equity Method	Real Estate	0
SENDERAN GESTION DE ACTIVOS, S.L.	Equity Method	Equity Method	Real Estate	0
EUROESPAI 2000, SL	Equity Method	Equity Method	Real Estate	—
IMPULS LLOGUER, SL	Equity Method	Equity Method	Real Estate	1
PROVIURE CZF PARC D’HABITATGES, SL	Equity Method	Equity Method	Real Estate	—
NAVIERA CABO ESTAY, AIE	Equity Method	Equity Method	Services	—
SEGURIDAD Y PROTECCION BANCARIAS, S.A. D	Equity Method	Equity Method	Services	1
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE	Equity Method	Equity Method	Services	6
REAL ESTATE DEAL II	Equity Method	Equity Method	Other Investment Companies	4
GUP GESTION UNIFICADA DE PROYECTOS, S.A.	Equity Method	Equity Method	Services	—
DOBIMUS SL	Equity Method	Equity Method	Real Estate	—
PROMOCIONS CAN CATÀ SL	Equity Method	Equity Method	Real Estate	—
RESIDENCIAL PEDRALBES-CARRERAS, SL	Equity Method	Equity Method	Real Estate	0

Total				512

Annex IV: Other Companies that are not consolidated according to accounting criteria but are consolidated according the solvency criterion

12/31/2016 (Millions of euros)
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost (millions)
INVERSIONES PLATCO, C.A.	Equity Method	Proportional Consolidation	Financial Services	4
ALTURA MARKETS, S.V., S.A.	Equity Method	Proportional Consolidation	Brokerage Firms	19
PSA FINANCE ARGENTINA COMPAÑIA FINANCIER	Equity Method	Proportional Consolidation	Banking	21

Total				43

The zero balances correspond to companies whose holding value is equal to zero, as well as companies that are not consolidated.

Annex V: Transitory own funds disclosure template

Template with information on temporary capital (Millions of euros)	12/31/2016 Phase-in (1)	Transitional adjustments (2)	12/31/2016 Fully-loaded (3)=(1)+(2)
1. Capital instruments and the related share premium accounts	27,210		27,210
of which: Own shares	27,210		27,210
of which: Instrument type 2	—		—
of which: Instrument type 3	—		—
2. Retained earnings	23,688		23,688
3. Accumulated other comprehensive income (and any other reserves)	(5,760)		(5,760)
3.a. Funds for general banking risk	—		—
4. Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase out from CET1	—		—
5. Minority interests (amount allowed in consolidated CET1)	6,969	(642)	6,328
5.a. Independently reviewed interim profits net of any foreseeable charge or dividend	2,232		2,232
6. Common Equity Tier 1 (CET1) capital before regulatory adjustments	54,339	(642)	53,697
Common Equity Tier 1 (CET1) capital: regulatory adjustments			—
7. Additional value adjustments (negative amount)	(250)	—	(250)
8. Intangible assets (net of related tax liability) (negative amount)	(5,675)	(3,783)	(9,459)
9. Empty set in the EU	—		—
10. Deferred tax assets that rely on future profitability excluding those arising from temporary difference (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(453)	(640)	(1,093)
11. Fair value reserves related to gains or losses on cash flow hedges	—		—
12. Negative amounts resulting from the calculation of expected loss amounts (equity)	(16)		(16)
13. Any increase in equity that results from securitised assets (negative amount)	—		—
14. Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(202)		(202)
15. Defined-benefit pension fund assets (negative amount)	—		—
16. Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(181)	(36)	(217)

17. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negatvie amount)	—		—

18. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
19. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	—	—
20. Empty set in the EU	—		—
20.a Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(62)		(62)
20.b. of which: qualifying holdings outside the financial sector (negative amount)	—		—
20.c of which: securitisation positions (negative amount)	(62)		(62)
20.d of which: free deliveries (negative amount)	—		—
21. Deferred tax assets arising from temporary difference (amount above 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	—		—
22. Amount exceeding the 15% threshold (negative amount)	—		—
23. of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—	—
24. Empty set in the EU	—		—
25. of which: deferred tax assets arising from temporary difference	—	—	—
25.a Losses for the current financial year (negative amount)	—		—

Template with information on temporary capital (Millions of euros)	12/31/2016 Phase-in (1)	Transitional adjustments (2)	12/31/2016 Fully-loaded (3)=(1)+(2)
25.b Foreseeable tax charges relating to CET1 items (negative amount)	—		—
26. Regulatory adjustments applied to Common Equity Tier 1 in respect of amounts subject to pre-CRR treatment	(129)	129	—
26.a Regulatory adjustments relating to unrealised gains and losses pursuant to Articles 467 and 468	(129)	129	—
26.b Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	—		—
27. Qualifying AT1 deductions that exceeds the AT1 capital of the institution (negative amount)	—	—	—
28. Total regulatory adjustments to Common Equity Tier 1 (CET1)	(6,969)	(4,330)	(11,300)
29. Common Equity Tier 1 (CET1) capital	47,370	(4,973)	42,398
Additional Tier 1 (AT1) capital: instruments			—
30. Capital instruments and the related share premium accounts	5,423		5,423
31. of which: classified as equity under applicable accounting standards	—		—
32. of which: classified as liabilities under applicable accounting standards	5,423		5,423
33. Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase out from AT1	691	(691)	—
34. Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interest not included in row 5) issued by subsidiaries and held by third parties	383	255	638
35. of which: instruments issued by subsidiaries subject to phase-out	—		—
36. Additional Tier 1 (AT1) capital before regulatory adjustments	6,497	(436)	6,061
Additional Tier 1 (AT1) capital: regulatory adjustments
37. Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	—		—
38. Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—		—
39. Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
40. Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
41. Regulatory adjustments applied to Additional Tier 1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in Regulation (EU) No 585/2013 (ie. CRR residual amounts)	(3,783)	3,783	—
41.a.Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to article 472 of Regulation (EU) No 575/2013	(3,783)	3,783	—
41.b Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Tier 2 capital during the transitional period pursuant to article 475 of Regulation (EU) No 575/2013	—		—
41.c Amounts to be deducted from added to Additional Tier 1 capital with regard to additional filters and deductions required pre-CRR	—		—
42 Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	—		—
43 Total regulatory adjustments to Additional Tier 1 (AT1) capital	(3,783)	3,783
44 Additional Tier 1 (AT1) capital	2,713	3,347	6,061
45 Tier 1 capital (T1 = CET1 + AT1)	50,083	(1,626)	48,459
Tier 2 (T2) capital: instruments and provisions
46. Capital instruments and the related share premium accounts	1,935	—	1,935
47. Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase out from T2	421	(421)	—
48. Qualifying own funds instruments included in consolidated T2 capital (including minority interest and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third party	5,915	350	6,265
49. of which: instruments issued by subsidiaries subject to phase-out	350	(350)
50. Credit risk adjustments	538		538
51. Tier 2 (T2) capital before regulatory adjustment	8,810	(71)	8,739

Template with information on temporary capital (Millions of euros)	12/31/2016 Phase-in (1)	Transitional adjustments (2)	12/31/2016 Fully-loaded (3)=(1)+(2)
Tier 2 (T2) capital: regulatory adjustments
52. Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	—		—
53. Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	—		—
54. Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	—		—
54.a Of which new holdings not subject to transitional arrangements	—		—
54.b Of which holdings existing befor 1 January 2013 and subject to transitional arrangements	—		—
55. Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amounts)	—		—
56. Regulatory adjustments applied to tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in Regulation (EU) No 575/2013 (i.e. CRR residual amounts)	—		—
56.a Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to article 472 of Regulation (EU) No 575/2013	—		—
56.b Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to article 475 of Regulation (EU) No 575/2013	—		—
56.c Amounts to be deducted from or added to Tier 2 capital with regard to additional filters and deductions required pre-CRR	—		—
57 Total regulatory adjustments to Tier 2 (T2) capital	—	—	—
58. Tier 2 (T2) capital	8,810	(71)	8,739
59. Total capital (TC = T1 + T2)	58,893	(1,696)	57,197
59.a Risk weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in Regulation (EU) No 575/2013 (i.e. CRR residual amount)	—		—
60 Total risk-weighted assets	388,951	—	388,951
61. Common Equity Tier 1 (as a percentage of total risk exposure amount	12.2%		10.9%
62. Tier 1 (as a percentage of total risk exposure amount	12.9%		12.5%
63. Total capital (as a percentage of total risk exposure amount	15.1%		14.7%
64. Institution specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a) plus capital conservation and countercyclical buffer requirements plus a systemic risk buffer, plus systemically important institution buffer expressed as a percentage of total risk exposure amount)	4.5%		4.5%
65. of which: capital conservation buffer requirement	0.625%		2.50%
66. of which: countercyclical buffer requirement	—		—
67. of which: systemic risk buffer requirement	—		—
67.a. of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	0.25%		0.25%
68. Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount)	7.68%		6.40%
Amounts below the thresholds for deduction (before risk-weighting)			—
72. Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions	2,040		2,040
73. Direct and indirect holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,279		3,279
74. Empty set in the EU	—		—
75. Deferred tax assets arising from temporary difference (amount below 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met)	3,061		3,061
Applicable caps on the inclusion of provisions in Tier 2	—		—
76. Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—		—
77. Cap on inclusion of credit risk adjustments in T2 under standardised approach	—		—

Template with information on temporary capital (Millions of euros)	12/31/2016 Phase-in (1)	Transitional adjustments (2)	12/31/2016 Fully-loaded (3)=(1)+(2)
78. Credit risk adjustments included in T2 in respect of exposures subject to internal rating-based approach (prior to the application of the cap)	2,688		2,688
79. Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	538		538
80. Current cap on CET1 instruments subject to phase-out arrangements	—		—
81. Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—		—
82. Current cap on AT1 instruments subject to phase-out arrangements	1,836		1,836
83. Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—		691
84. Current cap on T2 instruments subject to phase-out arrangements	—		—
85. Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—		—

(*)	CET1 available to cover minimum buffer requirements calculated as 4.5% over RWAs

Annex VI. Capital instruments main features template

Capital instruments main features template
1. Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0926832907	XS1033661866	XS1190663952	XS1394911496
3. Governing law (s) of the instrument	Spanish	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1
5. Post-transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Contingent Convertible	Contingent Convertible	Contingent Convertible	Contingent Convertible
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1,423.0	1,500.0	1,500.0	1,000.0
9. Nominal amount of instrument	1,500 Mill USD	1,500 Mill EUR	1,500 Mill EUR	1,000 Mill EUR
9.a. Issue price	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	04/26/2013	02/11/2014	02/10/2015	04/07/2016
12. Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual
13. Original maturity date	N/A	N/A	N/A	N/A
14. Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 05/09/2018; also subject to both Regulatory and Tax call	Issuer call date: 02/19/2019; also subject to both Regulatory and Tax call	Issuer call date: 02/18/2020; also subject to both Regulatory and Tax call	Issuer call date: 04/14/2021; also subject to both Regulatory and Tax call
16. Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed to floating (since call date )	Fixed to floating (since call date )	Fixed to floating (since call date )	Fixed to floating (since call date )
18. Coupon rate and any related index	9.0%; USSW5 + 8.262%	7.0%; EUSA5 + 6.155%	6.75%; EUSA5 + 6.604%	8.875%; EUSA5 +9.177%
19. Existence of a dividend stopper	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary	Fully discretionary	Fully discretionary
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary	Fully discretionary	Fully discretionary
21. Existence of step up or other incentive to redeem	No	No	No	No
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23. Convertible or non-convertible	Convertible	Convertible	Convertible	Convertible
24. If convertible, conversion trigger (s)	CET1 5.125%; At solo & (sub-) consolidated	CET1 5.125%; At solo & (sub-) consolidated	CET1 5.125%; At solo & (sub-) consolidated	CET1 5.125%; At solo & (sub-) consolidated
25. If convertible, fully or partially	Always Fully	Always Fully	Always Fully	Always Fully
26. If convertible, conversion rate	Floating	Floating	Floating	Floating
27. If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	Mandatory
28. If convertible, specify instrument type convertible into	Tier 1	Tier 1	Tier 1	Tier 1
29. If convertible, specify issuer of instrument it converts into	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
30. Write-down features	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares
36. Non-compliant transitioned features	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA International Preferred SA Unipersonal	BBVA International Preferred SA Unipersonal	BBVA International Preferred SA Unipersonal	CaixaSabadell Preferents S.A. Sociedad Unipersonal
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	US05530RAB42	XS0308305803	XS0266971745	ES0101339028
3. Governing law (s) of the instrument	Spanish	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Tier 1	Tier 1	Not admissible	Tier 1
5. Post-transitional CRR rules	Tier 2	Tier 2	Not admissible	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	569.2	36.4	—	51.2
9. Nominal amount of instrument	600 Mill USD	400 Mill GBP	500 Mill EUR	90 Mill EUR
9.a. Issue price	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	04/18/2007	07/19/2007	09/20/2006	07/14/2006
12. Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual
13. Original maturity date	N/A	N/A	N/A	N/A
14. Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 04/18/2017; also subject to both Regulatory and Tax call	Issuer call date: 07/19/2012; also subject to both Regulatory and Tax call	Issuer call date: 09/20/2016; also subject to both Regulatory and Tax call	Issuer call date: 07/14/2016
16. Subsequent call dates, if applicable	At ten years intervals commencing on April 18, 2017	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed to floating (since call date )	Fixed to floating (since call date )	Fixed to floating (since call date )	Floating
18. Coupon rate and any related index	5.919% (floor); 3M US LIBOR+0.82%	7.093%; 3M GBP LIBOR+0.875%	4.952%; 3M EURIBOR +0.95% (from 09/20/16 + additional 1%)	3M EURIBOR + 1.95%
19. Existence of a dividend stopper	Yes	Yes	Yes	Yes

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	Yes	No
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23.Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes
37. If yes, specify non-compliant features	No trigger, no discretionary	No trigger, no discretionary	No trigger, no discretionary. Includes step-up	No trigger, no discretionary

Capital instruments main features template
1. Issuer	Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal	BBVA International Preferred SA Unipersonal	BBVA Subordinated Capital Finance SAU	BBVA Subordinated Capital Finance SAU
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0225115566	XS0229864060	XS0230662628	XS1055241373
3. Governing law (s) of the instrument	Spanish	Spanish	English	English
Regulatory treatment
4. Transitional CRR rules	Tier 1	Not admissible	Not admissible	Tier 2
5. Post-transitional CRR rules	Tier 2	Not admissible	Not admissible	Tier 2
6. Eligible at solo/(sub-) consolidated/solo & (sub-) consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Preferred Shares	Preferred Shares	Subordinated debt	Subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	34.3	—	—	1,500.0
9. Nominal amount of instrument	75 Mill EUR	550 Mill EUR	150 Mill EUR	1,500 Mill EUR
9.a. Issue price	100.00%	100.00%	99.81%	100.00%
9.b. Redemption price	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	08/10/2005	9/22/2005	10/13/2005	04/11/2014
12. Perpetual or dated	Perpetual	Perpetual	Dated	Dated
13. Original maturity date	N/A	N/A	10/13/2020	04/11/2024
14. Issuer call subjet to prior supervisory approval	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 08/10/2011	Issuer call date: 09/22/2015; also subject to both Regulatory and Tax call	Issuer call date: 10/13/2015; Tax call (At any time on or after the 5th year)	Issuer call date: 04/11/2019; also subject to both Regulatory and Tax call
16. Subsequent call dates, if applicable	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date	Issuer call date and on each interest payment day thereafter	No
Coupons / dividends		0
17. Fixed or floating dividend/coupon	Fixed to floating (since call date )	Fixed to floating (since call date )	Floating	Fixed to floating (since call date )
18. Coupon rate and any related index	8%; 10Y CMS +0.10% (cap: 10%)	3.798%; 3M EURIBOR + 0.65% (from 09/22/15 +additional 1%)	3M EURIBOR +0.30% up to 10/13/2015; after 3M EURIBOR +0.80%	3.5%; 6M EURIBOR + 255 bps
19. Existence of a dividend stopper	Yes	Yes	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	Yes	Yes	No
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	Yes	Yes	Yes	No
37. If yes, specify non-compliant features	No trigger, no discretionary	No trigger, no discretionary, step up	Existence of step-up	N/A

Capital instruments main features template
1. Issuer	BBVA Subordinated Capital Finance SAU	BBVA, SA	BBVA Subordinated Capital Finance SAU	BBVA, SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0376074364	ES0213211131	XS0361684391	ES0213211115
3. Governing law (s) of the instrument	English	Spanish	English	Spanish
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	4.0	99.9	50.0	124.7
9. Nominal amount of instrument	20 Mill EUR	100 Mill EUR	50 Mill EUR	125 Mill EUR
9.a. Issue price	100.00%	99.77%	100.00%	99.65%
9.b. Redemption price	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	07/22/2008	07/04/2008	05/19/2008	03/03/2008
12. Perpetual or dated	Dated	Dated	Dated	Dated
13. Original maturity date	07/22/2018	07/04/2023	05/19/2023	03/03/2033
14. Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	No optional call date; Tax call	No	No optional call date; Tax call	Issuer call date: 03/03/2028
16. Subsequent call dates, if applicable	At any time on or after the 5th year	NA	At any time on or after the 5th year	Issuer call date and on each interest payment day thereafter
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed to specified index	Fixed to floating (since call date)
18. Coupon rate and any related index	6.11%	6.20%	4.75% first 2 years; after, follows CPI	6.025%; desde el 03/03/28 3M EURIBOR+1.78%
19. Existence of a dividend stopper	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	Yes
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	No	Yes
37. If yes, specify non-compliant features	N/A	N/A	N/A	Existence of step-up

Capital instruments main features template
1. Issuer	BBVA, SA	BBVA Subordinated Capital Finance SAU	BBVA Global Finance LTD	Caixa Terrassa	Caixa Terrassa
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	ES0213211107	XS0291892262	US055291AC24	ES0214974026	ES0214974059
3. Governing law (s) of the instrument	Spanish	English	New York	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Not admissible
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Not admissible
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Perpetual subordinated debt	Subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	256.6	68.0	184.7	0.05	—
9. Nominal amount of instrument	300 Mill EUR	100 Mill EUR	200 Mill USD	6 Mill EUR	50 Mill EUR
9.a. Issue price	99.06%	100.00%	98.21%	100.00%	99.66%
9.b. Redemption price	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	02/16/2007	04/04/2007	12/04/1995	06/30/1990	08/09/2006
12. Perpetual or dated	Dated	Dated	Dated	Perpetual	Dated
13. Original maturity date	02/16/2022	04/04/2022	12/01/2025	N/A	08/09/2021
14. Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 02/16/2017	No optional call date; Tax call	No optional call date; Tax call	Issuer call date: 06/03/2010	Issuer call date: 08/09/2016
16. Subsequent call dates, if applicable	Issuer call date and on each interest payment day thereafter	At any time on or after the 5th year	At any time after the 11/12/2000	Issuer call date and on each interest payment day thereafter	Issuer call date and on each year thereafter
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed to floating (since call date)	Floating	Fixed	Fixed	Fixed to floating (since call date)
18. Coupon rate and any related index	4.50%; after call date : 3M EURIBOR + 80 BPS	CMS 10YR + 0.03%	7.00%	2.50%	4.70%; 3M EURIBOR + 1.08% since issuer call date
19. Existence of a dividend stopper	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	Yes	No	No	No	Yes
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Seniora Preferentes e instrumentos de Capital de Nivel 1 Adicional	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)
36. Non-compliant transitioned features	Yes	No	No	No	Yes
37. If yes, specify non-compliant features	Existence of step-up	N/A	N/A	N/A	Existence of step-up

Capital instruments main features template
1. Issuer	Caixa Terrassa	Caixa Sabadell	Caixa Sabadell	Caixa Sabadell	Caixa Terrassa
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	ES0214974067	ES0214973051	ES0214973069	ES0214973077	ES0214974075
3. Governing law (s) of the instrument	Spanish	Spanish	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Not admissible	Not admissible	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Not admissible	Not admissible	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Perpetual subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	—	—	—	4.7	39.9
9. Nominal amount of instrument	75 Mill EUR	50 Mill EUR	100 Mill EUR	35 Mill EUR	75 Mill EUR
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	08/09/2006	01/28/2005	02/15/2007	06/10/2009	03/01/2007
12. Perpetual or dated	Dated	Dated	Dated	Dated	Perpetual
13. Original maturity date	08/09/2021	01/28/2020	02/15/2017	06/10/2024	N/A
14. Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 08/09/2016	Issuer call date: 01/28/2015	Issuer call date: 02/15/2012	Issuer call date: 06/10/2019	Issuer call date: 03/01/2017
16. Subsequent call dates, if applicable	Issuer call date and on each year thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Floating	Fixed to floating (since call date)	Floating
18. Coupon rate and any related index	3M EURIBOR + 0.58%; 3M EURIBOR + 1.08% after issuer call date	3M EURIBOR + 1.02% from 01/28/15	3M EURIBOR + 0.44%	7.50% up to 06/09/11; from 06/10/11 to 06/09/19: 3M EURIBOR +5.25%; from 06/10/19 to 06/10/24: 3M EURIBOR +6%	3M EURIBOR + 1.30% up to 03/01/2027; from 03/01/2027 3M EURIBOR + 2.80%
19. Existence of a dividend stopper	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	Yes	No	No	Yes	Yes
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares and Additional Tier 1 instruments
36. Non-compliant transitioned features	Yes	Yes	No	Yes	Yes
37. If yes, specify non-compliant features	Existence of step-up	Existence of step-up	N/A	Existence of step-up	Existence of step-up

Capital instruments main features template
1. Issuer	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	US05533UAB44	US05533AAA07	US05533UAC27	US05533UAC27	US055295AB54	US05533UAE82
3. Governing law (s) of the instrument	New York	New York	New York	New York	New York	New York
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 1 instrument	Tier 2 instrument	Tier 2 instrument	Tier 1 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	710.4	426.3	710.4	355.2	355.2	142.1
9. Nominal amount of instrument	1,250 Mill USD	1,000 Mill USD	1,000 Mill USD	500 Mill USD	500 Mill USD	200 Mill USD
9.a. Issue price	98.65%	100.00%	99.97%	109,89%+accrued interest from July 19, 2012 to Sep 28, 2012	100.00%	99.79%
9.b. Redemption price	100%	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	3/10/11	4/22/10	7/19/12	9/28/12	5/17/07	11/12/14
12. Perpetual or dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	3/10/21	4/22/20	9/30/22	9/30/22	5/17/22	11/12/29
14. Issuer call subject to prior supervisory approval	No	No	No	No	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	05/17/2017 in whole or in part, also subject to both Regulatory and Tax call (only in whole)	11/12/2024 in whole or in part. (also subject to both Regulatory and Tax call, only in whole redemption)
16. Subsequent call dates, if applicable	NA	NA	NA	NA	On each interest payment date from the first call	No
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed
18. Coupon rate and any related index	6.5%	7.25%	6.75%	6.75%	6.01%	5.35%

Capital instruments main features template
19. Existence of a dividend stopper	Yes	Yes	Yes	Yes	Yes	Yes
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Partially discretionary	Partially discretionary	Mandatory	Mandatory	Partially discretionary	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Partially discretionary	Partially discretionary	Mandatory	Mandatory	Partially discretionary	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	No
22. Noncumulative or cumulative	Cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	Yes, if a trigger event occurs
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	A Trigger Event will be
deemed to have occurred if:
(i) the CNBV publishes a
determination, in its official
publication of capitalization
levels for Mexican banks,
that the Issuer’s
Fundamental Capital is
equal to or below 4.5%; (ii)
both (A) the CNBV notifies
the Issuer that it has made a
decision, pursuant to Article
29 Bis of the Mexican
Banking Law and other
regulations (iii) the Banking
Stability Committee
determines that financial
assistance is required by the
Issuer to avoid revocation of
the Issuer’s license for its
failure to comply with
corrective measures
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	Partially or fully
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Subordinated
Preferred
Indebtedness
and (i) will rank
junior to all
present and
future Senior
Indebtedness,
(ii) will rank
paripassu with
all other
Subordinated
Preferred
Indebtedness,
and (iii) will be
senior to
Subordinated
Non-Preferred
Indebtedness
and all classes
of capital stock.	Constitute
Subordinated
Non-Preferred
Indebtedness
and will rank
(1) junior to the
Senior
Indebtedness
and
Subordinated
Preferred
Indebtedness,
(2) pari passu
among
themselves and
with all the
other
Subordinated
Non-Preferred
Indebtedness,
and (3) senior
only to all
classes of
capital stock	The Notes
constitute
subordinated
preferred
indebtedness
and (i) will rank
junior to all
present and
future senior
indebtedness,
(ii) will rank
pari passu with
all other present
or future
unsecured
subordinated
preferred
indebtedness,
and (iii) will be
senior to
unsecured
subordinated
non-preferred
indebtedness
and all classes
of capital stock.	The Notes
constitute
subordinated
preferred
indebtedness
and (i) will rank
junior to all
present and
future senior
indebtedness,
(ii) will rank
pari passu with
all other present
or future
unsecured
subordinated
preferred
indebtedness,
and (iii) will be
senior to
unsecured
subordinated
non-preferred
indebtedness
and all classes
of capital stock.	Constitute
Subordinated
Non-Preferred
Indebtedness
and will rank
(1) junior to the
Senior
Indebtedness
and
Subordinated
Preferred
Indebtedness,
(2) pari passu
among
themselves and
with all the
other
Subordinated
Non-Preferred
Indebtedness,
and (3) senior
only to all
classes of
capital stock	The Notes constitute
Subordinated Preferred
Indebtedness,

and (i) will be subordinate
and junior in right of
payment and in liquidation
to all of the present and
future Senior Indebtedness,
(ii) will rank pari passu
without preference among
themselves and with all of
the present and future other
unsecured subordinated
preferred indebtedness and
(iii) will be senior to
subordinated non-preferred
indebtedness and all classes
of equity or capital stock.

36. Non-compliant transitioned features	No	No	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	Compass Bank	Compass Bank	Compass Bank	Compass Bank	Phoenix Loan Holdings REIT Pfd (Class B)	TexasBanc Capital Trust I	Texas Regional Statutory Trust I	State National Capital Trust I	State National Statutory Trust II
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	US20449EBT29	US20449EEE23	US20449EXN11	US20453KAA34	71909W201	NA	EI4269227	EI4279275	EI4274359
3. Governing law (s) of the instrument	New York	New York	New York	New York	New York	New York	New York	New York	New York
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument (phase out till 2018)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	128.9	67.0	—	660.2	19.8	—	—	—	—
9. Nominal amount of instrument	300 Mill USD	275 Mill USD	350 Mill USD	700 Mill USD	21 Mill USD	25 Mill USD	50 Mill USD	15 Mill USD	10 Mill USD
9.a. Issue price	99.82%	99.67%	99.94%	99.02%	125.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	No	No	No	Redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest on the Notes to the redemption date.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	3/21/2005	3/16/2006	9/19/2007	4/10/2015	11/28/2000	7/23/2004	2/24/2004	7/14/2003	3/17/2004
12. Perpetual or dated	Dated	Dated	Dated	Dated	Perpetual	Dated	Dated	Dated	Dated
13. Original maturity date	4/1/2020	4/1/2026	10/1/2017	4/10/2025	Sin Vencimiento	7/23/2034	3/17/2034	9/30/2033	3/17/2034
14. Issuer call subject to prior supervisory approval	No	No	No	Yes	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	N/A	N/A	No	3/10/2025	6/15/2021	7/23/2009	3/17/2009	9/30/2008	3/17/2009
16. Subsequent call dates, if applicable	No	No	N/A	No	At any time on or after the call date	N/A	N/A	At any time on or after the call date	At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Floating	Floating
18. Coupon rate and any related index	5.50%	5.90%	6.40%	3.88%	9.88%	3mL+260 bps	3mL+285bps	3mL+305 bps	3mL+279 bps
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Discretionary	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Discretionary	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	No	No	No	No
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Noncumulative	Cumulative	Cumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors
36. Non-compliant transitioned features	No	No	No	No	No	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	UBBV-A1203	UBHIB70397	UBHIB80397	UBBV-G0506	UBBVH90607
3. Governing law (s) of the instrument	Chile	Chile	Chile	Chile	Chile
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	190.7	0.7	0.7	108.1	254.2
9. Nominal amount of instrument	6 Mill UF	0.5 Mill UF	0.5 Mill UF	3.4 Mill UF	8 Mill UF
9.a. Issue price	103.61%	99.52%	99.47%	109.51%	93.02%
9.b. Redemption price	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	4/1/2004	3/1/1997	3/1/1997	10/19/2006	6/1/2007
12. Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	12/1/2027	3/1/2018	3/1/2018	5/1/2031	6/1/2032
14. Issuer call subject to prior supervisory approval	No	No	No	No	No
15. Optional call date, contingent call dates, and redemption amount	NA	NA	NA	NA	NA
16. Subsequent call dates, if applicable	N/A	N/A	N/A	N/A	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed
18. Coupon rate and any related index	6.00%	6.50%	6.50%	5.00%	3.50%
19. Existence of a dividend stopper	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	N/A	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	N/A	N/A	N/A
21. Existence of step up or other incentive to redeem	No	No	No	No	No
22. Noncumulative or cumulative	NA	NA	NA	NA	NA
23. Convertible or non-convertible	Convertible	Convertible	Convertible	Convertible	Convertible
24. If convertible, conversion trigger (s)	Effective assets 8%	Effective assets 8%	Effective assets 8%	Effective assets 8%	Effective assets 8%
25. If convertible, fully or partially	Always Fully	Always Fully	Always Fully	Always Fully	Always Fully
26. If convertible, conversion rate	1 to 1	1 to 1	1 to 1	1 to 1	1 to 1
27. If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
28. If convertible, specify instrument type convertible into	Tier 1	Tier 1	Tier 1	Tier 1	Tier 1
29. If convertible, specify issuer of instrument it converts into	BBVA Chile	BBVA Chile	BBVA Chile	BBVA Chile	BBVA Chile
30. Write-down features	No	No	No	No	No
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior Bonds	Senior Bonds	Senior Bonds	Senior Bonds	Senior Bonds
36. Non-compliant transitioned features	No	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	BBVAIP190918	BBVAIP190921	BBVAIP190926	BBVAIP190223	BBVAIP190228
3. Governing law (s) of the instrument	Colombian	Colombian	Colombian	Colombian	Colombian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	6.3	26.1	47.9	61.5	50.7
9. Nominal amount of instrument	102,000 Mill COP	106,000 Mill COP	156,000 Mill COP	200,000 Mill COP	165,000 Mill COP
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	9/19/2011	9/19/2011	9/19/2011	2/19/2013	2/19/2013
12. Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	9/19/2018	9/19/2021	9/19/2026	2/19/2023	2/19/2028
14. Issuer call subject to prior supervisory approval	No	No	No	No	No
15. Optional call date, contingent call dates, and redemption amount	N/A	N/A	N/A	N/A	N/A
16. Subsequent call dates, if applicable	N/A	N/A	N/A	N/A	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Floating	Floating	Floating
18. Coupon rate and any related index	CPI + 4.28%	CPI + 4.45%	CPI + 4.70%	CPI + 3.60%	CPI + 3.89%
19. Existence of a dividend stopper	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Continental	BBVA Continental
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	EK6295332	COB13CBB0088	USP1024TAN92	BID Subordinado	PEP11600D011
3. Governing law (s) of the instrument	Colombian	Colombian	Colombian	New York	Peruvian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Not admissible	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Not admissible	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	49.2	27.7	369.1	—	11.3
9. Nominal amount of instrument	160,000 Mill COP	90,000 Mill COP	400 Mill USD	30 Mill USD	40 Mill PEN
9.a. Issue price	100.00%	100.00%	99.91%	100.00%	99.25%
9.b. Redemption price	Bullet Bonds; 100%	Bullet Bonds; 100%	100%	With the prior Authorization of the Peruvian Banking Regulatory Authority and pursuant to the Applicable Laws of Peru, with prepayment fee in each case in an amount equal to one and one-half percent (1.5%) of any and all amounts prepaid on the Loan;	There is redemption option with additional paid 0%.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	11/26/2014	11/26/2014	4/21/2015	12/22/2006	5/7/2007
12. Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	11/26/2034	11/26/2029	4/21/2025	2/15/2017	5/7/2022
14. Issuer call subjet to prior supervisory approval	No	No	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	N/A	N/A	04/21/2020; Tax call	Issuer call date: 02/15/2012, also subject to Regulatory call.	Issuer call date: 05/07/2017, also subject to Regulatory call.
16. Subsequent call dates, if applicable	N/A	N/A	At any time on or after 04/21/2020	At any time on or after the call date	At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Fixed	Floating	Fixed
18. Coupon rate and any related index	CPI + 4.38%	CPI + 4.50%	4.88%	LIBOR6M + 1.25% (increase of additional 1.25% from call date)	5.85% (up to 20th coupon ) - (increase of 0.5% annually from the 21st coupon- call date)
19. Existence of a dividend stopper	No	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	N/A	N/A
21. Existence of step up or other incentive to redeem	No	No	No	Sí	Yes
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	N/A	N/A
23. Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	N/A
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	No	No
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	No	Yes	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	Subsidiary issuance not subject by UE CRD-IV	N/A

Capital instruments main features template
1. Issuer	BBVA Continental	BBVA Continental	BBVA Continental		BBVA Continental	BBVA Continental
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	PEP11600D029	PEP11600D037	PEP11600D045		PEP11600D052	PEP11600D060
3. Governing law (s) of the instrument	Peruvian	Peruvian	Peruvian		Peruvian	Peruvian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Not admissible		Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Not admissible		Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated		At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument		Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	19.0	15.6	—		14.2	19.0
9. Nominal amount of instrument	20 Mill USD	55 Mill PEN	20 Mill USD		50 Mill PEN	20 Mill USD
9.a. Issue price	99.38%	100.00%	100.00%		100.00%	100.00%
9.b. Redemption price	There is redemption option with additional paid 0%.	No redemption option	There is redemption option with additional paid 0	%.	No redemption option	No redemption option
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost		Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	5/14/2007	6/18/2007	9/24/2007		11/19/2007	2/28/2008
12. Perpetual or dated	Dated	Dated	Dated		Dated	Dated
13. Original maturity date	5/14/2027	6/18/2032	9/24/2017		11/19/2032	2/28/2028
14. Issuer call subject to prior supervisory approval	Yes	No	Yes		No	No
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 05/14/2022, also subject to Regulatory call.	Subject to Regulatory call.	Issuer call date: 09/24/2012, also subject to Regulatory call.		Subject to Regulatory call.	Subject to Regulatory call.
16. Subsequent call dates, if applicable	At any time on or after the call date	N/A	At any time on or after the call date		N/A	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Floating	Floating		Floating	Fixed
18. Coupon rate and any related index	6% (up to 30th coupon) - (increase of 0.5% annually after 31st coupon- call date)	VAC(semester)/ VAC(initial)*3.4688%	LIBOR(6M)+2.15625% (up to 10th coupon) - (increase of 1% from 11th coupon- call date)		VAC(semester)/ VAC(initial)*3.5625%	6.47%
19. Existence of a dividend stopper	No	No	No		No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	N/A	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	N/A	N/A	N/A
21. Existence of step up or other incentive to redeem	Yes	No	Yes	No	No
22. Noncumulative or cumulative	N/A	N/A	N/A	N/A	N/A
23. Convertible or non-convertible	N/A	N/A	N/A	N/A	N/A
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	No	No	No	No	No
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	Yes	No	No
37. If yes, specify non-compliant features	N/A	N/A	Subsidiary issuance not subject N/A by UE CRD-IV	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental		BBVA Continental
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	PEP11600D078	PEP11600D086	PEP11600D094	Credit Suisse TIER 1		PEP11600D102
3. Governing law (s) of the instrument	Peruvian	Peruvian	Peruvian	New York		Peruvian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2		Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2		Tier 2
6. Eligible at solo/(sub-) consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated		At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 1 instrument		Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	12.7	14.2	8.5	189.7		42.7
9. Nominal amount of instrument	45 Mill PEN	50 Mill PEN	30 Mill PEN	200 Mill USD		45 Mill USD
9.a. Issue price	100.00%	100.00%	100.00%	100.00%		100.00%
9.b. Redemption price	No redemption option	No redemption option	No redemption option	There is redemption option with additional paid 0	%.	There is redemption option with additional paid 0%.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost		Liability – amortised cost
11. Original date of issuance	7/8/2008	9/9/2008	12/15/2008	10/7/2010		10/2/2013
12. Perpetual or dated	Dated	Dated	Dated	Dated		Dated
13. Original maturity date	7/8/2023	9/9/2023	12/15/2033	10/7/2040		10/2/2028
14. Issuer call subject to prior supervisory approval	No	No	No	Yes		Yes
15. Optional call date, contingent call dates, and redemption amount	Subject to Regulatory call.	Subject to Regulatory call.	Subject to Regulatory call.	Issuer call date: 10/07/2020, also subject to Regulatory call.		Issuer call date: 10/02/2023, also subject to Regulatory call.
16. Subsequent call dates, if applicable	N/A	N/A	N/A	At any time on or after the call date		At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Floating	Fixed to Floating		Fixed
18. Coupon rate and any related index	VAC(semestre)/ VAC(inicial)*3.0625%	VAC(semester)/ VAC(initial)*3.0938%	VAC(semester)/ VAC(initial)*4.1875%	7.375% (10 years), L3M + 6.802% (following 10 years)		6.53%
19. Existence of a dividend stopper	No	No	No	N/A		No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	N/A	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	N/A	N/A	N/A
21. Existence of step up or other incentive to redeem	No	No	No	Yes	No
22. Noncumulative or cumulative	N/A	N/A	N/A	Noncumulative	N/A
23. Convertible or non-convertible	N/A	N/A	N/A	N/A	N/A
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specify instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specify issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	No	No	No	No	No
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA Continental	Banco Bilbao Vizcaya Argentaria Paraguay S.A.	BBVA URUGUAY SA	Banco Bilbao Vizcaya Argentaria Paraguay S.A.
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	US05537GAD79- USP16236AG98	PYBBV01F3798	N/A	PYBBV02F5511
3. Governing law(s) of the instrument	New York	Paraguay	Uruguay	Paraguay
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated	At local & (sub-)consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	284.6	—	—	—
9. Nominal amount of instrument	300 Mill USD	20 Mill USD	15 Mill USD	25 Mill USD
9.a. Issue price	99.32%	100.00%	100.00%	100.00%
9.b. Redemption price	BBVA may, with the prior approval of the SBS, redeem the Notes, in whole or in part, on the Reset Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest on the principal amount of the Notes	100.00%	100.00%	100.00%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	9/22/2014	11/19/2014	12/19/2014	11/24/2015
12. Perpetual or dated	Dated	Dated	Dated	Dated
13. Original maturity date	9/22/2029	11/5/2021	12/19/2024	11/18/2022
14. Issuer call subject to prior supervisory approval	Yes	N/A	Yes	N/A
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 09/22/2024, also subject to Regulatory call.	N/A	At issuer’s discretion after 5 years from issue date, minimum USD 1MM	N/A
16. Subsequent call dates, if applicable	N/A	N/A	At issuer’s discretion after 5 years from issue date, minimum USD 1MM	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Floating	Fixed
18. Coupon rate and any related index	5.25%	6.75%	LIBOR 90d + 4.35%	6.70%
19. Existence of a dividend stopper	No	No	No	No

Capital instruments main features template
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No
22. Noncumulative or cumulative	N/A	N/A	N/A	N/A
23. Convertible or non-convertible	N/A	Convertible	Non-convertible	Convertible
24. If convertible, conversion trigger (s)	N/A	TIER 1 <8% o TIER 2 <12% or Accumulated losses > Paid-in Capital	N/A	TIER 1 <8% o TIER 2 <12% or Accumulated losses > Paid-in Capital
25. If convertible, fully or partially	N/A	Partially	N/A	Partially
26. If convertible, conversion rate	N/A	100%	N/A	100%
27. If convertible, mandatory or optional conversion	N/A	Mandatory	N/A	Mandatory
28. If convertible, specify instrument type convertible into	N/A	Tier 1	N/A	Tier 1
29. If convertible, specify issuer of instrument it converts into	N/A	Banco Bilbao Vizcaya Argentaria Paraguay S.A.	N/A	Banco Bilbao Vizcaya Argentaria Paraguay S.A.
30. Write-down features	No	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A
35. Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	No	No	No	No
37. If yes, specify non-compliant features	N/A	N/A	N/A	N/A

(4)	Corresponds to the classification of the instrument from a regulatory or phased-in view as of December 31, 2016
(5)	Corresponds to the classification of the instrument from a fully loaded view as of December 31, 2016

Annex VII. Leverage ratio disclosure template

In millions of euros Table disclosure of the leverage ratio		12/31/2016 Phase-in	12/31/2016 Fully-loaded	12/31/2015 Phase-in	12/31/2015 Fully-loaded
On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	641,525	641,525	669,866	669,866
2	(Asset amounts deducted in determining Tier 1 capital)	(10,451)	(10,961)	(12,159)	(12,746)
3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets) (sum of lines 1 and 2)	631,074	630,564	657,707	657,120
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	13,487	13,487	11,030	11,030
5	Add-on amounts for PFE associated with all derivatives transactions (mark-to-market method)	15,629	15,629	14,523	14,523
EU-5a	Exposure determined under Original Exposure Method	—	—	—	—
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—	—	—
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(4,822)	(4,822)	(6,097)	(6,097)
8	(Exempted CCP leg of client-cleared trade exposures)	—	—	—	—
9	Adjusted effective notional amount of written credit derivatives	10,074	10,074	17,362	17,362
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(5,143)	(5,143)	(13,199)	(13,199)
11	Total derivative exposures (sum of lines 4 to 10)	29,225	29,225	23,619	23,619
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	27,879	27,879	16,616	16,616
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(10,300)	(10,300)	—	—
14	Counterparty credit risk exposure for SFT assets	2,941	2,941	37	37
EU-14a	Derogation for SFTs: Counterparty credit risk exposure in accordance with Article 429b (4) and 222 of Regulation (EU) No 575/2013	—	—	—	—
15	Agent transaction exposures	—	—	—	—
EU-15A	(Exempted CCP leg of client-cleared SFT exposure)	—	—	—	—
16	Total securities financing transaction exposures (sum of lines 12 to 15a)	20,520	20,520	16,654	16,654
Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount	164,136	164,136	185,864	185,864
18	(Adjustments for conversion to credit equivalent amounts)	(97,740)	(97,740)	(117,255)	(117,255)
19	Other off-balance sheet exposures (sum of lines 17 to 18)	66,397	66,397	68,609	68,609
Exempted exposures in accordance with CRR Article 429 (7) and (14) (on and off balance sheet)
EU-19a	(Exemption of intragroup exposures (solo basis) in accordance with Article 429(7) of Regulation (EU) No 575/2013 (on and off balance sheet))	—	—	—	—
EU-19b	(Exposures exempted in accordance with Article 429 (14) of Regulation (EU) No 575/2013 (on and off balance sheet))	—	—	—	—
Capital and total exposures
20	Tier 1 capital	50,083	48,459	48,554	45,796
21	Total leverage ratio exposures (sum of lines 3, 11, 16, 19, EU-19a and EU-19b)	747,216	746,706	766,589	766,001
Leverage ratio
22	Leverage ratio	6.70%	6.49%	6.33%	5.98%
Choice on transitional arrangements and amount of derecognised fiduciary items
EU-23	Choice on transitional arrangements for the definition of the capital measure	Transitional	Fully phased in	Transitional	Fully phased in
EU-24	Amount of derecognised fiduciary items in accordance with Article 429(11) of Regulation (EU) NO 575/2013	—	—	—	—

Table LRSpl: Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)		12/31/2016 Phase-in	12/31/2016 Fully-loaded	12/31/2015 Phase-in	12/31/2015 Fully-loaded
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	641,525	641,525	669,866	669,866
EU-2	Trading book exposures	91,030	91,030	61,886	61,886
EU-3	Banking book exposures, of which:	550,495	550,495	607,980	607,980
EU-4	Covered bonds	177	177	839	839
EU-5	Exposures treated as sovereigns	108,332	108,332	143,049	143,049
EU-6	Exposures to regional governments, MDB, international organisations and PSE NOT treated as sovereigns	9,993	9,993	2,501	2,501
EU-7	Institutions	26,786	26,786	44,368	44,368
EU-8	Secured by mortgages of immovable properties	134,063	134,063	138,222	138,222
EU-9	Retail exposures	72,635	72,635	63,514	63,514
EU-10	Corporate	147,336	147,336	151,965	151,965
EU-11	Exposures in default	12,704	12,704	19,574	19,574
EU-12	Other exposures (eg equity, securitisations, and other non-credit obligation assets)	38,468	38,468	43,948	43,948

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 21, 2017	By:	/s/ María Angeles Peláez Morón
Name: María Angeles Peláez Morón
Title: Authorized representative